The registrant is submitting this draft Registration Statement confidentially as an “emerging growth company”

As submitted to the Securities and Exchange Commission on December 28, 2018

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

TONY FUN, INC.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	5311	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Tai’an Tony Fun Shopping Mall Co., Ltd. 555 Taishan Street, Tai’an City, Shandong Province People’s Republic of China 271000 (+86) 538 807 7188	Vcorp Agent Services, Inc. 25 Robert Pitt Dr., Suite 204 Monsey, New York 10952 (888) 528-2677
(Address, including zip code, and telephone number, including area code, of principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradley A. Haneberg, Esq.
Matthew B. Chmiel, Esq. Haneberg Hurlbert PLC
1111 E. Main St., Suite 2010
Richmond, VA 23219 Telephone: (804) 554-4803

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company   ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Shares, $0.001 per share to be sold by Registrant	1,000,000	$7.50	$7,500,000
Total	1,000,000	$7.50	$7,500,000		$(2)

(1)	This registration fee is based on an estimate of the proposed maximum offering price of the securities pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(2)	To be paid upon first non-confidential filing of registration statement with the Securities and Exchange Commission.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED December 28, 2018

1,000,000 Common Shares

TONY FUN, INC.

This is the initial public offering of Tony Fun, Inc. We are offering 1,000,000 of our common shares. We expect the initial public offering price will be between $6.50 to $7.50 per common share. No public market currently exists for our common shares. We have reserved the symbol “TONY” for quotation on the NASDAQ Capital Market for the common shares we are offering. We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the NASDAQ Capital Market.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startup Act of 2012, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common shares involves significant risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total
Initial public offering price
Underwriting discounts and commissions (1)
Proceeds to us, before expenses

(1)	See “Underwriting” for more information regarding underwriting compensation.

Delivery of the shares will be made on or about        , 2018.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                  , 2018

Through and including                  , 2018 (25 days after the commencement of this offering), all dealers effecting transaction in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of our common shares. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying common shares in this offering. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements, before deciding whether to invest in this offering.

Our Company

We are a retail shopping center operator in China that seeks to form a joint business and collaborative relationship with and amongst our tenants. Our strategy is to acquire, redevelop, lease and manage well-located, retail shopping centers in Tier 3 and Tier 4 cities that generate attractive risk-adjusted returns. We renovate these commercial retail shopping centers that have generally been poorly managed, and redevelop and design them to enhance their architectural style and image through interior and exterior improvements. We then lease spaces in these properties to tenants.

We are redeveloping properties into innovative retail shopping centers that strategically rethink the types of stores to which consumers will respond. We believe that when consumers visit shopping centers and malls, they are looking for experiences that go well beyond traditional shopping. We focus our tenant mix to emphasize consumer experience. Our retail shopping centers focus on non-designer stores and independent specialty retailers. While we believe anchor tenants, such as supermarkets, that drive traffic are still key, we also see a new emphasis on a curated mix of smaller and independent specialty stores that add a sense of novelty to the shopping experience. We incorporate value-added elements that attempt to recast the mall as a life-style center, including, arts centers, arcades, childcare, multi-brands beauty shops, food courts, marketplace and fashion spas. These services provide an experience of leisure and entertainment that online shopping cannot provide. Additionally, we make greater use of temporary, flexible spaces that can accommodate different stores over time. Pop-up stores, showroom spaces and kiosks provide customers with a sense of the unexpected and give them a reason to treasure hunt. We believe shopping centers in China are transitioning from consumer places that only sell things to platforms that provide experiences.

Competition for tenants in malls has caused us to find new ways to attract and retain tenants. Our main tenant targets are young entrepreneurs and small retails shop owners that have sound business ideas, but lack experience and are in need of training and consulting services to improve their operational viability. To help offset this issue we have initiated a program to train tenants, a program that we refer to as incubation training. We have dedicated employees that train and teach classes and workshops to our tenants. We believe the benefits of incubation training are two folds: it enables our tenants to attract more customers and increases sales; and it helps us attract quality tenants that develop loyalty to us. In addition, many of our successful tenants become internal trainers and share their practical experiences and strategies with other tenants. Further, our successful clients are awarded network study tours of potential supply markets for their products in larger cities such as Beijing, Shanghai, Guangzhou and Hangzhou and in other Asian countries such as Thailand, Japan and Korea. We provide incubation training to our tenants, as one of our all-around services. We train our tenants in such disciplines as customer service, sales, store display, procurements, management and marketing. Incubation training is available at anytime during the term of a tenants lease.

Our management focuses on expanding our business in Tier 3 and Tier 4 cities in China that we strategically select based on population and urbanization growth rates, general economic conditions, income and purchasing power of resident consumers, anticipated demand for lifestyle shopping malls, availability of commercial properties and commercial property prices, and governmental urban planning and development policies. Currently, we have focused our expansion projects in Shandong Province. We expect to benefit from rising demand for lifestyle shopping centers as a result of increasing income levels of consumers and growing populations in these cities due to urbanization.

Shopping centers will never be able to compete with the endless product selection, price comparisons and always-on nature of online shopping. We believe, our retail shopping centers, however, provide a valuable shared platform of entrepreneurship for tenants and value to the consumer by developing a different direction, away from commoditized shopping experiences and toward a broadened value proposition for consumers.

Industry and Market Background

Chinese Retail Market and Opportunity

In 2017 the total retail sales of consumer goods in China reached approximately $5.7 trillion, up by 10.2% from the prior year. The retail sales of consumer goods in urban areas went up 10% from the prior year and retail sales in rural areas increased 11.8% percent from the prior year. Despite growing retail sales the impact of e-commerce on China’s traditional retail stores has been significant. China consumers conducted more of their shopping online in 2017 with e-retail sales reaching $1 trillion for the first time in its e-commerce market. Online retail sales reached $1.149 trillion in 2017, an increase of 32% from 869 billion in 2016 according to China’s Ministry of Commerce.

Despite the growing e-commerce industry in China, we believe there is significant market opportunity for us to compete and expand our business. Retail shopping centers will never be able to compete with the endless product selection, price comparisons and always-on nature of online. Nor should they try. Instead, retail shopping centers need to move in a different direction, away from commoditized shopping experiences and toward a broadened experience for consumers. The shopping experience in China is no longer about buying things, people can just do this online, it is about spending time, play, dining, health-cultivation, education, and entertainment in the same environment. We believe our lifestyle focused retail shopping centers will be in greater demand, and that we will be able to take advantage of the growing retail market, despite e-commerce competition as shoppers continue to seek a unique shopping experience. Through a diverse tenant mix that provides experiences in addition to retail, we believe our retail shopping centers provide consumers with shoppable entertainment something they cannot find online or at traditional centers and malls.

Commercial Property Inventory

At the end of May 2016, vacant commercial buildings in China rose 24% to 152.2 million square meters, according to the National Bureau of Statistics. Further, according to a study published in September 2016 by the Chinese Academy of Social Sciences (CASS), many of China’s 4,000 shopping centers lack the ability to compete with online retailers. As a result, CASS estimates that up to one-third of malls could be destined for closure within the next five years.

While many shopping malls are closing in China, another 7,000 are planned for construction. The planned construction of shopping malls is partly the result of the country’s initiative to transform the economy into one driven by consumption. As a result, there is an oversupply of commercial real estate inventory for us to choose from in the markets we plan to expand into. Accordingly, we believe we will be able to obtain desirable commercial real estate to redevelop into retail shopping centers at below market rates.

Entrepreneurs

Over the past two decades, entrepreneurship in China has grown at an exponential rate. Statistics by the State Administration for Industry and Commerce show that the country saw the registration for more than 13 million new enterprises between March 2014 and February 2017, 94.6 percent of which are in the private sector, adding an average of 15,600 new enterprises on a daily basis. In addition, in 2000, total revenues earned by Chinese state-owned industrial enterprises and those in non-state-owned Chinese private enterprises were roughly the same at approximately 4 trillion RMB each. By 2013, total revenues in state-owned companies has risen six fold, while revenue in private enterprises has risen by more than 18 times. Profits for the same period demonstrated a larger delta, with state-owned entities showing a sevenfold increase in profits and non-state-owned entities increasing 23 times.

China is producing more young entrepreneurs than ever before, and from different socioeconomic backgrounds. The number of college students starting businesses directly after college increased from 1.6% in 2011 to 3% in 2017 or 200,000 out of 7.95 million college graduates became entrepreneurs. In addition to college educated entrepreneurs, more migrant works are returning home to start businesses. The number of migrant workers returning to home villages to start their own business has increased at a rate of 10% for the last five years.

Promotion of entrepreneurship in China has also manifested itself in the government. A guideline was approved at a State Council executive meeting chaired by Premier Li Keqiang to further encourage the support for innovation and entrepreneurship. The push for mass entrepreneurship and innovation was first put forward by the Premier during the annual meeting of the New Champions 2014 in Tianjin.

Statistics by the State Administration for Industry and Commerce show that the country saw the registration of more than 13 million new enterprises between March 2014 and February 2017, 94.6 percent of which are in the private sector. We believe the increase in entrepreneurship in China will cause demand for retail space to increase, which we expect will, in turn, drive demand for tenancy in our retail shopping center. In addition, we believe retail entrepreneurs will be attracted to our business model and incubation training program, which provides for an instructive, and supportive environment for entrepreneurs during the critical stages of starting up a new business.

Our Leased Properties and Managed Properties

Tony Fun Shopping Mall

Tony Fun Shopping Mall is an approximate 526,384 square feet retail shopping center built in 2012, which we leased and redeveloped in 2015. The 12-acre parcel is made up of 422,211 square feet of retail and 104,173 square feet of underground storage and equipment spaces, as well as parking areas in one building. Tony Fun Shopping Mall represents a life-style shopping experience with themed designs and scenic shopping places. The retail shopping center features iconic global landscapes and structures, such as the Eiffel Tower and Statute of Liberty to give the shopper a sense of belonging to a global community. Its tenants include independently owned businesses such as non-designer specialty retailers, dining, fashion, entertainment, child development and education. The retail shopping center also includes play areas for kids, an arcade and an art center. The property is located in Tai’an City. As of December 31, 2017, Tony Fun Shopping Mall was 62% occupied.

Tony Fun Shopping Mall benefits from an economy drawing from the city of Tai’an, which has an approximate population of 5.6 million. Tony Fun Shopping Mall is located in the Shandong Tai’an Development Line. The Shandong Tai’an Development Line is the key development area under the local government’s plan, which contains Tai’an Municipal Government buildings, the Convention Center, Central Business District and an entertainment center. It is also located within 4.35 miles of Tai’an railway station, a high-speed railway station with bullet trains to Beijing, Shanghai and other cities.

Managed Properties

Zibo Tony Fun Youthful Lifestyle Park

Zibo Tony Fun provides business management services for Zibo Tony Fun Youthful Lifestyle Park, whose owner is Shandong Haoke Limited, a related party of the Company. The shopping center consists of four floors, and the total area is approximately 159,026 square feet (14,779.37 square meters). Zibo Tony Fun is responsible for the daily management of the retailer and the tenants, including marketing and operations in order to increase the reputation and customer traffic of the shopping center. Zibo Tony Fun earns revenue by providing these services. Zibo Tony Fun Youthful Lifestyle Park was open in October 2018.

Zibo Tony Fun Youthful Lifestyle Park benefits from an economy drawing from the city of Zibo, which has an approximate population of 4.71 million. Zibo Tony Fun Youthful Lifestyle Park is part of a renovation project of Zibo City, and located in the center of the so-called “Root of Zibo” on Jinjing Avenue next to the city’s core business district.

Jinan Tony Fun Top Brand No. 1 Street

Jinan Tony Fun operates Jinan Tony Fun Top Brand No. 1 Street, an underground two floor shopping center located in the center of the business district of Jinan city, the capital city of Shandong province. Jinan Tony Fun is responsible for the daily management of the retailer and the tenants, including marketing and operations in order to increase the reputation and customer traffic of the shopping center, and earns revenue by providing these services. This shopping center was open in 2016. In November 2018, Jinan Tony Fun was engaged to efficiently manage this shopping center. Jinan Tony Fun Top Brand No. 1 Street consists of two underground floors, the total area of which is approximately 121,427 square feet (11,285 square meters).

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Well Positioned to Capture Opportunities in Tier 3 and Tier 4 Cities and Counties. We are focused on redeveloping shopping centers into lifestyle shopping centers for this market segment and have accumulated substantial knowledge and experience about consumers’ preferences and demands of customers in these markets. We believe we can leverage our experience to capture the growth opportunities in these markets.

Experienced Management Team and Personnel with a Demonstrated Track Record. Our management team, led by our Chief Executive Officer Zhiqiang Han, has extensive industry experience and a demonstrated track record of managing costs, adapting to changing market conditions, and redeveloping properties. In addition, Mr. Han has a vast network and understanding of the market. Our workforce is highly skilled with specialized training, designed to address complex and individualized tenant and customer issues.

Ability to Attract and Maintain Tenants. We believe our unique incubation-training program attracts young entrepreneurs to our retail shopping centers and helps maintain them as tenants. In addition, we believe our incubation-training program builds loyalty with our tenants.

Adaptable Business Model to Changing Consumer Demands. Many people are going to shopping centers and malls to browse, socialize, and consume experiences that go well beyond traditional shopping. Our retail shopping centers offer a diversity of shopping, dining and entertainment facilities to capture this change in consumer demand.

Our Strategies

Our objective is to become a leading retail shopping operator in China. To achieve this goal, we are pursuing the following strategies:

●	expanding into Selected Tier 3 and Tier 4 Cities;

●	attract and retain quality tenants through incubation training;

●	leasing strategy focused on a diverse client mix;

●	offering a large selection of diverse tenants;

●	selectively allocate capital to revenue enhancing projects that we believe will improve the market position of a given commercial property; and

●	selectively invest capital in development and re-development opportunities where we believe the return on such capital is accretive to our shareholders.

Our Challenges and Risks

We recommend that you consider carefully the risks discussed below and under the heading “Risk Factors” beginning on page 12 of this prospectus before purchasing our common shares. If any of these risks occur, our business, prospects, financial condition, liquidity, results of operations and ability to make distributions to our shareholders could be materially and adversely affected. In that case, the trading price of our common shares could decline and you could lose some or all of your investment. These risks include, among others, the following:

●	We face significant competition in the leasing market, which may decrease or prevent increases of the occupancy and rental rates of our properties;

●	we may be classified as a “Resident Enterprise” of China and such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders;

●	since our operations and assets are located in China, shareholders may find it difficult to enforce a U.S. judgment against the assets of our Company, our directors and executive officers;

●	we must remit the offering proceeds to China before they may be used to benefit our business in China, this process may take a number of months and we will be unable to use the proceeds to grow our business in the meantime;

●	our success depends upon our retaining tenants we have trained through our incubation-training program;

●	we face a wide range of competition that could affect our ability to operate profitably;

●	our ability to implement and maintain an effective system of internal control over our financial reporting;

●	negative publicity surrounding U.S.-listed Chinese companies may unfairly harm our reputation and adversely affect our ability to access capital markets to grow our business; and

●	the regulatory and legal system in China is complex and developing, and future regulations may impose additional requirements on our business.

Foreign Private Issuer Status

We are incorporated in the British Virgin Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

Corporate Information

On October 18, 2017, Tony Fun, Inc. (“Tony Fun”) was incorporated in the British Virgin Islands. On the same day, the company issued 10,000 common shares at $0.001 per share to its incorporator with cash proceeds of $10.

Ownership and Purpose

Tony Fun, Inc. – Tony Fun, Inc. is our British Virgin Islands holding company.

Glory Han Limited (“Glory Han”) – Glory Han is our wholly owned Hong Kong subsidiary.

Shanghai Tony Fun Brand Management Co., Ltd. “Shanghai Tony Fun”) – Shanghai Tony Fun is a company incorporated in China and a wholly owned subsidiary of Glory Han. It is the parent company of Beijing Tony Fun and has no other operations at this time.

Beijing Tony Fun Investment Consulting Co., Ltd. (“Beijing Tony Fun”) – Beijing Tony Fun is a company incorporated in China and a wholly owned subsidiary of Shanghai Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Nanjing Tony Fun Consulting Co., Ltd. (“Nanjing Tony Fun”) – Nanjing Tony Fun is a company incorporated in China and a wholly owned subsidiary of Beijing Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Hubei Rongzhida Consulting Co., Ltd. (“Hubei Rongzhida”) – Hubei Rongzhida is a company incorporated in China and a wholly owned subsidiary of Beijing Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Tai’an Tony Fun Shopping Mall Co., Ltd. (“Tai’an Tony Fun”) – Tai’an Tony Fun is an operating company in China and a wholly owned subsidiary of Beijing Tony Fun. Its business scope includes commercial real estate leasing, operating management and property management.

Zibo Tony Fun Commercial Management Co., Ltd. (“Zibo Tony Fun”) – Zibo Tony Fun is a company incorporated in China and a wholly owned subsidiary of Beijing Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Tai’an Jinqiao United Business Services Co., Ltd. (“Jinqiao United Business”) – Jinqiao United Business is a company incorporated in China and a wholly owned subsidiary of Beijing Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Jinan Tony Fun Commercial Management Co., Ltd. (“Jinan Tony Fun”) – Jinan Tony Fun is a company incorporated in China and a wholly owned subsidiary of Beijing Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Corporate Organizational Chart

Corporate History

Beijing Tony Fun was established on February 28, 2012 under the laws of China. Its original shareholders were Mr. Zhiqiang Han and Ms. Jing Ma, who is the spouse of Zhiqiang Han, which owned 60% and 40% respectively.

Shanghai Tony Fun was established on January 9, 2018 under the laws of China, contributed by Glory Han Limited. Since its formation, Shanghai Tony Fun has been registered as a Wholly Foreign-Owned Enterprise (“WFOE”) in the State Administration for Industry and Commerce (“SAIC”).

On March 16, 2018, Jing Ma, who is the spouse of Zhiqiang Han, entered into an equity transfer agreement with Shanghai Tony Fun, pursuant to which she agreed to transfer all of her equity interests in Beijing Tony Fun to Shanghai Tony Fun. On April 3, 2018, Zhiqiang Han, the other original shareholder of Beijing Tony Fun, entered into an equity transfer agreement with Shanghai Tony Fun, pursuant to which he agreed to transfer all of his equity interests in Beijing Tony Fun to Shanghai Tony Fun. After these equity transfers, Beijing Tony Fun became a wholly owned subsidiary of Shanghai Tony Fun.

Tai’an Tony Fun, was incorporated in Tai’an, Shandong Province, China, on July 28, 2014. Its original shareholders were Beijing Tony Fun, which owned 60% of the equity interests, and two individuals, Zhiqiang Han and Jing Ma, who is the spouse of Zhiqiang Han, which owned 30% and 10% respectively. On April 27, 2016, Zhiqiang Han increased his equity ownership to 58%, Jing Ma increased her equity ownership to 30% and Beijing Tony Fun’s equity ownership decreased to 12%. On March 15, 2018, Zhiqiang Han and Jing Ma entered into an equity transfer agreement, pursuant to which Jing Ma agreed to transfer all of her equity interests in Tai’an Tony Fun to Zhiqiang Han. As a result, Mr. Zhiqiang Han, owned 88% of the equity interests, and Beijing Tony Fun owned 12% of the equity interests. On April 8, 2018, Zhiqiang Han and Beijing Tony Fun entered into an equity transfer agreement, pursuant to which Zhiqiang Han agreed to transfer all of his equity interests in Tai’an Tony Fun to Beijing Tony Fun. After this equity transfer, Tai’an Tony Fun became a wholly owned subsidiary of Beijing Tony Fun.

Since its formation in 2012, Beijing Tony Fun has established several other wholly owned subsidiaries:

●	Zibo Tony Fun incorporated on December 1, 2017;

●	Nanjing Tony Fun incorporated on December 14, 2017;

●	Jinqiao United Business incorporated on February 23, 2018;

●	Hubei Rongzhida incorporated on April 24, 2018; and
●	Jinan Tony Fun incorporated on May 14, 2018.

On December 1, 2017, Zibo Tony Fun was established in Zibo, Shandong Province, as a wholly-owned subsidiary of Beijing Tony Fun.

On December 14, 2017, Nanjing Tony Fun was established in Nanjing, Jiangsu Province, as a wholly-owned subsidiary of Beijing Tony Fun.

On February 23, 2018, Tai’an Jinqiao Joint Business Services was established in Tai’an, Shandong Province, as a wholly owned subsidiary of Beijing Tony Fun.

On April 24, 2018, Hubei Rongzhida was established in Jingmen, Hubei Province, as a wholly owned subsidiary of Beijing Tony Fun.

On May 14, 2018, Jinan Tony Fun was established in Jinan, Shandong Province, as a wholly owned subsidiary of Beijing Tony Fun.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common shares less attractive as a result. The result may be a less active trading market for our common shares and the price of our common shares may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed US$1.07 billion, (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

The Offering

Common shares offered by us:	1,000,000

Common shares outstanding immediately prior to this offering:	14,510,000

Common shares outstanding immediately after this offering:	15,510,000

Offering price per common share:	$ per share

Use of proceeds:

We expect to receive net proceeds of approximately $5.5 million in this offering, assuming an initial public offering price of $7.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business.

We intend to use the net proceeds of this offering as follows after we complete the remittance process:

●     approximately $5.0 million for redevelopment of shopping malls. However, we have no current understandings, agreements or commitments for any specific material acquisition at this time

●     any balance for additional working capital.

See “Use of Proceeds”

Risk factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our common shares.

Proposed NASDAQ Capital Market symbol:	“TONY”

Prospectus Conventions

Except where the context otherwise requires, “we”, “us”, “company”, “Company”, “our” and “Tony Fun” collectively refer to:

●	Tony Fun, Inc., a British Virgin Islands holding company (“Tony Fun, Inc.”);

●	Glory Han Limited, a Hong Kong limited company (“Glory Han”), and a wholly owned subsidiary of Tony Fun, Inc.;

●	Shanghai Tony Fun Brand Management Co., Ltd., a China limited company (“Shanghai Tony Fun”) and a wholly owned subsidiary of Glory Han;

●	Beijing Tony Fun Investment Consulting Co., Ltd., a China limited company (“Beijing Tony Fun”) and a wholly owned subsidiary of Shanghai Tony Fun;

●	Nanjing Tony Fun Consulting Co., Ltd., a China limited company (“Nanjing Tony Fun”) and a wholly owned subsidiary of Beijing Tony Fun;

●	Hubei Rongzhida Consulting Co., Ltd., a China limited company (“Hubei Rongzhida”) and a wholly owned subsidiary of Beijing Tony Fun;

●	Tai’an Tony Fun Shopping Mall Co., Ltd., a China limited company (“Tai’an Tony Fun”) and a wholly owned subsidiary of Beijing Tony Fun;

●	Zibo Tony Fun Commercial Management Co., Ltd., a China limited company (“Zibo Tony Fun”) and a wholly owned subsidiary of Beijing Tony Fun;

●	Tai’an Jinqiao Joint Business Services Co., Ltd., a China limited company (“Jinqiao United Business”) and a wholly owned subsidiary of Beijing Tony Fun;

●	Jinan Tony Fun Commercial Management Co., Ltd., a China limited company (“Jinan Tony Fun”) and a wholly owned subsidiary of Beijing Tony Fun.

●	China Operating Companies or China Operating Company refer to, collectively or individually, as the case may be, to Shanghai Tony Fun, Beijing Tony Fun, Nanjing Tony Fun, Hubei Rongzhida Tony Fun, Tai’an Tony Fun, Zibo Tony Fun, Jinqiao United Business, and Jinan Tony Fun.

All references to “RMB,” and “Renminbi” are to the legal currency of China, and all references to “USD,” and “U.S. Dollars” are to the legal currency of the United States.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations made in this prospectus are based on a rate of RMB 6.5064 to $1.00, which was the exchange rate on December 31, 2017. Unless otherwise stated, we have translated balance sheet amounts, with the exception of equity, at December 31, 2017 at RMB 6.5064 to $1.00 as compared to RMB 6.9437 to $1.00 at December 31, 2016. We have stated equity accounts at their historical rates. The average translation rates applied to income statement accounts for the year ended December 31, 2017 and the year ended December 31, 2016 were RMB 6.7570 and RMB 6.6430, respectively. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On December 27, 2018, the exchange rate was RMB 6.8728 to $1.00. See “Risk Factors – Fluctuation of the Renminbi could materially affect our financial condition and results of operations” for discussions of the effects of fluctuating exchange rates on the value of our capital shares. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chief Executive Officer will be presented as “Zhiqiang Han,” even though, in Chinese, his name would be presented as “Han Zhiqiang.”

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth, which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable.

Summary Consolidated Financial Information

In the table below, we provide you with historical selected financial data for the years ended December 31, 2017 and 2016. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Years Ended December 31,
	2017	2016
	US$	US$
Statement of operation data:
Revenues, net	1,770,649	1,227,991
Gross profit	(980,220)	(1,439,810)
Operating expenses	(1,680,052)	(1,752,681)
Loss from operations	(2,660,274)	(3,192,491)
Other non-operating income (expenses), net	(18,585)	(14,102)
Income tax expense	-	-
Net loss	(2,678,859)	(3,206,593)

Balance sheet data
Current assets	770,453	475,755
Total assets	7,134,769	6,934,957
Current liabilities	10,639,139	8,305,476
Total liabilities	11,652,153	9,100,929
Total Deficit	(4,517,384)	(2,165,972)

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to Our Business

Overall economic and market conditions may adversely affect the general retail environment.

Our concentration in the retail real estate market means that we are subject to a number of factors that could adversely affect the retail environment generally, including, without limitation:

●	changes in international, national, regional and local economic conditions;

●	tenant bankruptcies;

●	the impact on our retail tenants and demand for retail space at our properties from the increasing use of the Internet by retailers;

●	local real estate conditions, such as an oversupply of, or reduction in demand for, retail space or retail goods, decreases in rental rates, declining real estate values and the availability and creditworthiness of tenants;

●	levels of consumer spending, changes in consumer confidence and fluctuations in seasonal spending;

●	the willingness of retailers to lease space in our properties;

●	increased operating costs;

●	changes in applicable laws and regulations, including tax, environmental, safety and zoning;

●	perceptions by consumers of the safety, convenience and attractiveness of our properties;

●	casualties and other natural disasters; and

●	the potential for terrorist activities.

In addition, any economic downturn may adversely affect the businesses of many of our tenants. As a result, we may see increases in bankruptcies of our tenants and increased defaults by tenants, and we may experience higher vacancy rates and delays in re-leasing vacant space, which could negatively impact our business and results of operations.

Our success depends upon us retaining tenants we have trained through our incubation-training program.

Our future success depends heavily upon the continued leasing of our successful tenants that we have trained through our incubation-training program. We spend significant time and resources on the incubation training of our tenants. If our tenants leave or relocate to another retail shopping center, we will have to expend resources training the new tenant. Accordingly, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected if tenants do not commit to us after we have trained them.

Our properties depend on major tenants to attract shoppers and could be adversely affected by the loss of one or more of these major tenants

Major tenants typically anchor our properties, and the value of our properties could be materially and adversely affected if these major tenants fail to comply with their contractual obligations or cease their operations.

If a major tenant were to close its store at our properties, we may experience difficulty and delay and incur significant expense in replacing the tenant, as well as in leasing spaces in areas adjacent to the major tenant, at attractive rates, or at all. Additionally, major tenant closures may result in decreased customer traffic, which could lead to decreased sales at our properties. If the sales of stores operating in our properties were to decline significantly due to the closing of major tenant stores, adverse economic conditions, or other reasons, tenants may be unable to pay their minimum rents or expense recovery charges. In the event of any default by a tenant, we may not be able to fully recover, and/or may experience delays and costs in enforcing our rights as landlord to recover, amounts due to us under the terms of our agreements with such parties.

We face potential adverse effects from tenant bankruptcies or insolvencies.

Bankruptcy filings or insolvencies by retailers can occur regularly in the course of our operations. Most of our tenants are individuals or individual businesses, and we cannot be sure that they will avoid the risk of insolvency. However, in accordance with the Regulation on Individual Businesses (2016), and General Rules of the Civil Law (2017) in the PRC, the debts of an individual business shall be secured with the individual’s property if the business is operated by an individual and with the household’s property. Our tenant leases also provide that we are entitled to terminate the lease if the tenant cannot make rental payments to us in a timely manner, as well as to claim all pre-bankruptcy balances due under the lease, fines for delayed payments, the security deposit, and any related damages. A bankruptcy filing by, or relating to, one of our tenants would bar all efforts by us to collect pre-bankruptcy debts from that tenant, or from their property, unless we receive an order permitting us to do so from the court. In addition, we cannot be sure that their property is adequate to satisfy their debt. A bankrupt tenant may not vacate its space in a timely manner, and we may be unable to re-lease the vacated space during that time at attractive rates, or at all. Furthermore, we may be required to incur significant expense in replacing the bankrupt tenant. If the tenant is a corporation, according to the Enterprise Bankruptcy Law of the PRC (2006), all pre-bankruptcy balances due under the lease are classified as common bankruptcy claims, which shall be satisfied after other secured claims such as employees’ wages and welfares, and unpaid taxes are repaid from the bankruptcy estate. In addition, common bankruptcy claims are repaid in the same percentage as all other holders of the common bankruptcy claims, if the bankruptcy estate assets are not sufficient to satisfy all common bankruptcy claims in full. As a result, it is likely that we would recover substantially less than the full value of any claims we hold. We continually seek to re-lease vacant spaces resulting from tenant terminations. The bankruptcy or insolvency of a tenant, particularly an anchor tenant or a national tenant with multiple locations, may make the re-leasing of their space difficult and costly, and it also may be more difficult to lease the remainder of the space at the affected properties. Future tenant bankruptcies may impact our ability to successfully execute our re-leasing strategy and could materially and adversely affect us.

We face a wide range of competition that could affect our ability to operate profitably.

Our properties compete with other retail properties and other forms of retailing such as catalogs and e-commerce websites. Competition may come from malls, outlet centers, community/lifestyle centers, and other shopping centers, both existing as well as future development and redevelopment/expansion projects, as well as catalogs and e-commerce. The presence of competitive alternatives affects our ability to lease space and the level of rents we can obtain. New construction, renovations and expansions at competing sites could also negatively affect our properties.

We also compete with other major real estate investors and developers for attractive commercial property opportunities. Competition for the acquisition of existing properties may result in increased purchase prices and may adversely affect our ability to make attractive investments on favorable terms, or at all. In addition, we compete with other retail property companies for tenants and qualified management.

We may not be able to lease newly developed properties and renew leases and relet space at existing properties.

We may not be able to lease new properties to an appropriate mix of tenants. Also, when leases for our existing properties expire, the premises may not be relet or the terms of reletting, including the cost of allowances and concessions to tenants, may be less favorable than the current lease terms. To the extent that our leasing goals are not achieved, we could be materially and adversely affected.

Construction and redevelopment projects are subject to risks that materially increase the costs of completion.

When we decide to redevelop existing properties, we will be subject to risks and uncertainties associated with construction and redevelopment. These risks include, but are not limited to, risks related to obtaining all necessary zoning, land-use, building occupancy and other governmental permits and authorizations, risks related to the environmental concerns of government entities or community groups, risks related to changes in economic and market conditions between redevelopment commencement and stabilization, risks related to construction labor disruptions, adverse weather, acts of God or shortages of materials which could cause construction delays and risks related to increases in the cost of labor and materials which could cause construction costs to be greater than projected and adversely impact our results of operations or financial condition.

Our portfolio of properties are dependent upon regional and local economic conditions and are geographically concentrated in Shandong province, which may cause us to be more susceptible to adverse developments in those markets than if we owned a more geographically diverse portfolio.

Our properties are located in Shandong province, which exposes us to greater economic risks than if we owned a more geographically diverse portfolio. If there is a downturn in the economy in our market, our operations and our revenue could be materially adversely affected. We cannot assure you that our market will grow or that underlying real estate fundamentals will be favorable to owners and operators of retail properties. Our operations may also be affected if competing properties are built in our market. Moreover, submarkets within our market may be dependent upon a limited number of industries. Any adverse economic or real estate developments in Shandong Province, or any decrease in demand for retail space resulting from the regulatory environment, business climate or energy or fiscal problems, could adversely impact our financial condition, results of operations, cash flow, and our ability to satisfy our debt service obligations.

We face significant competition in the leasing market, which may decrease or prevent increases of the occupancy and rental rates of our properties.

We compete with numerous developers, owners and operators of real estate, many of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. As a result, our financial condition, results of operations, and cash flow could be adversely affected.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, causing our financial condition, results of operations, and cash flow, to be adversely affected.

To the extent adverse economic conditions continue in the real estate market and demand for retail space falls, we expect that, upon expiration of leases at our properties, we may be required to make rent or other concessions to tenants, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases, which could cause an adverse effect to our financial condition, results of operations, and cash flow.

The actual rents we receive for the properties in our portfolio may be less than our asking rents, which could negatively impact our ability to generate cash flow growth.

As a result of various factors, including competitive pricing pressure and adverse conditions in our markets, and a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize the asking rents across of our properties. In addition, the degree of discrepancy between our asking rents and the actual rents we are able to obtain may vary both from property to property and among different leased spaces within a single property. If we are unable to obtain rental rates that are on average comparable to our asking rents of our properties, then our ability to generate cash flow growth will be negatively impacted. In addition, depending on asking rental rates at any given time as compared to expiring leases in our properties, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases.

We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties.

In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. Further, reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. Environmental and legal restrictions could also restrict the rebuilding of our properties.

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Labor costs in China have increased with China’s economic development. Rising inflation in China is also putting pressure on wages. Wage costs for our employees form a part of our costs. For instance, in both 2017 and 2016, our compensation and benefit costs for our employees were approximately $473,000 and $559,000. In addition, we are required by Chinese laws and regulations to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated governmental agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, may increase, particularly as we seek to expand our operations. In addition, the future issuance of equity-based compensation to our professional staff and other employees would also result in additional stock dilution for our shareholders. Unless we are able to pass on these increased labor costs to our tenants by increasing rents, our profitability and results of operations may be adversely affected. Furthermore, the Chinese government has promulgated new laws and regulations to enhance labor protections in recent years, such as the Labor Contract Law and the Social Insurance Law. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

We face certain risks in collecting our tenant receivable, the failure to collect could have a material adverse effect on our business.

With the recent expansion of our business, our tenant receivable has increased significantly. At June 30, 2018, our tenant receivable was $401,900. This amount represented 39% of our total revenue of six months ended June 30, 2018. As of December 31, 2017 and 2016, our tenants receivable were $177,483 and $193,601, respectively. These amounts represented 10% of our total revenues in 2017 and 14% of our total revenues in 2016.

Although we believe that we have developed a robust receivables management system, we have incurred situations where a tenant receivable has become uncollectable, as our business continues to scale, we believe that our tenants receivable balance will continue to grow. This, in turn, increases our risks for bad debts and uncollectible receivables. To the extent we incur additional bad debts and/or uncollectible receivables, our business, financial condition and results of operation may be materially and adversely affected.

Our return on investment in redevelopment of retail shopping centers may be different from our projections.

Our return on investment in retail shopping center redevelopments will take some time to materialize. At the initial stages of project investment and construction, the depreciation of newly added materials and fixed assets will negatively affect our operating results. In addition, the projects may be subject to changes in market conditions during the installation and implementation phases. Changes in industry policy, the progress of the projects, project management, raw materials supply, market conditions and other variables may affect the profitability and the time in which we profit on projects, which may be different from our initial forecast, thus affecting the actual return on investment of the projects.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan and address competitive challenges, which could have a material adverse effect on our business.

Our total revenues increase from $1.4 million in 2016 to $1.8 million in 2017. This growth has resulted, and will continue to result, in substantial demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, and redeveloping additional retail shopping centers. To manage this growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force.

As we continue these efforts, we may incur substantial costs and expend substantial resources due to, among other things, different technology standards, legal considerations and cultural differences. We will be required to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we may be unable to satisfy a growth in demand for our retail shopping centers, which will impair our revenue growth and hurt our overall financial performance.

We cannot assure you that our growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

We intend to grow by expanding into new markets. However, many obstacles to this expansion exist, including increased competition from similar businesses, our ability to improve our tenant mix, unexpected costs and costs associated with marketing efforts. As such, we cannot assure you that we will be able to successfully overcome these potential challenges and establish our business in additional markets. Our inability to implement this growth strategy successfully may have a negative impact on our growth, future financial condition, and results of operations or cash flows.

The use of unqualified individual outsourcers may result in substantial liability.

Tai’an Tony Fun outsources work to third parties, such as real property management, security guard, cleaning and maintenance services. According to Regulations on Administration of Security Services, Regulations on Sanitation Management of Public Places and its Implementing Rules, enterprises who provide services such as security services and cleaning and maintenance, shall satisfy certain requirements, for example, enterprises who are engaged in security guard services shall obtain the security service permit from the local authority, and the they shall undertake certain obligations, for example, the security guard shall not restrict the freedom of any person at work. The breach of these provisions my cause a fine to these outsourcers, as well as compensation for damage. If the breach is serious, the relevant license of the outsourcer may be revoked, and the outsourcer or their employees may be prosecuted if the relevant activities constitute a crime. We have fulfilled our duty of reasonable care, which is to check the license or permits of the outsourcers and hire those with a good reputation in the area. In addition, we have clarified each party’s liabilities on the outsourcing contracts, including provisions that any fine or other legal consequences resulting from the substandard services provided by the outsourcers, and any damage caused by the outsourcers to us or any third party shall be borne by the outsourcer. However, it is possible that we may outsource work to parties without the required qualifications. If the services provided by unqualified outsourcers do not meet required quality standards and an accident occurs, according to the Tort Law of the PRC, and the Consumer Protection Law of the PRC, the outsourcer shall be ultimately responsible for tort liability for any harm caused to another person. However, the public venue such as shopping center, shall assume the corresponding complementary liability if they fail to fulfill the duty of safety protection. Thus, it is likely that our operations and reputation will be adversely affected in these cases.

If we experience a significant disruption in, or a breach in security of, our information technology systems or if we fail to implement, manage or integrate new systems, software and technologies successfully, it could harm our business.

Our information technology (“IT”) systems are an integral part of our business. We depend on our IT systems to process transactions, manage logistics, keep financial records, prepare our financial reporting and operate other critical functions. Security breaches, cyber-attacks or other serious disruptions of our IT systems can create systemic disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent or adequately respond to such breaches, attacks or other disruptions, our operations could be adversely affected or we may suffer financial or reputational damage.

In addition, our ability to effectively implement our business plan in a rapidly evolving market requires effective planning, reporting and analytical processes and systems. We are improving and expect that we will need to continue to improve and further integrate our IT systems, reporting systems and operating procedures on an ongoing basis. If we fail to do so effectively, it could adversely affect our ability to achieve our objectives.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Zhiqiang Han, our founder, Chairman and Chief Executive Officer. We rely on his industry expertise and experience in our business operations, and in particular, his business vision, management skills, and working relationship with our employees, our other major shareholders, the regulatory authorities, and many of our tenants and customers. If he became unable or unwilling to continue in his present position, or if he joined a competitor or formed a competing company in violation of his employment agreement, we may not be able to replace him easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

We do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our Company. Although each of key executives have signed a confidentiality and non-competition agreement in connection with his or her employment with us, we cannot assure that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

In addition, we compete for qualified personnel with other industry competitors, and we face competition in attracting skilled personnel and retaining the members of our senior management team. These personnel possess technical and business capabilities, including expertise relevant to the retail shopping industry, which are difficult to replace. There is intense competition for experienced senior management with technical and industry expertise in the retail shopping industry, and we may not be able to retain our key personnel. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP revenue recognition to properly address U.S. GAAP accounting issues in order to fulfill U.S. GAAP and SEC financial reporting requirements. The second material weakness is lack of well-established procedures and policy to early detect and avoid making no business purpose loan to related party, which is also prohibited by Section 404 of the Sarbanes-Oxley Act of 2002

The material weaknesses, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Our senior management lacks experience in managing a public company and complying with laws applicable to operating as a U.S. public company domiciled in the British Virgin Islands and failure to comply with such laws could have a material adverse effect on our business.

Prior to the completion of this offering, the China Operating Companies have operated as private companies located in China. In connection with this offering, we formed Tony Fun, Inc. in the British Virgin Islands and Glory Han in Hong Kong. Tony Fun, Inc. is structured as the parent company of Glory Han, which is the parent company of Shanghai Tony Fun. Beijing Tony Fun operates as the parent company to the other China Operating Companies. In the process of taking these steps to prepare our company for this initial public offering, Shanghai Tony Fun’s senior management became the senior management of Tony Fun, Inc. None of Tony Fun Inc.’s senior management has experience managing a public company or managing a British Virgin Islands company.

As a result of this offering, our company will become subject to laws, regulations and obligations that do not currently apply to it, and our senior management currently has no experience in complying with such laws, regulations and obligations. For example, Tony Fun, Inc. will need to comply with the British Virgin Islands laws applicable to companies that are domiciled in that country. The senior management is only experienced in operating the business of Shanghai Tony Fun, Inc. in compliance with Chinese laws. Similarly, by virtue of this offering, Tony Fun, Inc. will be required to file annual and current reports in compliance with U.S. securities and other laws. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on Tony Fun. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require our senior management to devote time and resources to such efforts that might otherwise be spent on the operation of our business.

We have limited business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. The China Operating Companies have maintained the public liability insurance covering elevator liability, lessor’s liability, advertisement and decoration liability, and parking area liability. However, we cannot assure you that such insurance is sufficient enough to cover all risks of our operations in China. If and to the extent we do experience a business disruption, lawsuit or natural disaster, which may result in substantial costs and divert management’s attention from our business, our results of operations and financial condition could be adversely affected.

We may require financing in the future and our operations could be curtailed if we are unable to obtain required financing when needed.

In addition to the funds raised by the Company in this initial public offering, we may need to obtain debt or equity financing to fund future capital expenditures. While we do not anticipate seeking financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding shares of capital stock. Debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business, including covenants that:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guaranty that we will be able to raise funds in this offering or obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in the global economy may affect the availability of business and consumer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives or failures of financial institutions could adversely affect our access to the liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures, and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows and financial position.

The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2017 and 2016 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue it is likely investors will lose all of their investment.

For the year ended December 31, 2017 and six months ended June 30, 2018, the Company has incurred a net loss of approximately $2.7 million and $1.6 million, respectively, and working capital deficit of approximately $9.9 million and $10.6 million, respectively, and its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Company’s obligations as they become due for the next twelve months. Our auditor, MaloneBailey LLP, has indicated in their report on the Company’s financial statements for the fiscal years ended December 31, 2017 and 2016 that there is “substantial doubt about our ability to continue as a going concern”. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include attempting to improve our business profitability, obtain additional working capital funds through debt and equity financings, obtain the forgiveness of debt borrowed from related parties and restructure on-going operations to eliminate inefficiencies in order to meet our anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditures, working capital, and other requirements.  If we are unable to achieve these goals, our business will be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors will lose their investment.

Our bank accounts in China are not insured or protected against loss.

The China Operating Companies maintain cash accounts with various banks located in China. Such cash accounts are not insured or otherwise protected. While we have not experienced any losses for uninsured bank deposits and do not believe that we are exposed to significant risks on cash held in bank accounts, should any bank holding such cash deposits become insolvent, or if the China Operating Companies are otherwise unable to withdraw funds, those entities would lose the cash on deposit with that particular bank.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares in the foreseeable future.  Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Shanghai Tony Fun for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our Company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Shanghai Tony Fun. See “Dividend Policy.”

Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Shanghai Tony Fun is also required to set aside at least 10% of its after-tax profit based on Chinese accounting standards each year to its compulsory reserves fund until the accumulative amount of such reserves reaches 50% of its registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2017, and December 31, 2016 the accumulated appropriations to statutory reserves amounted to $0 and $0, respectively.

Our business may be materially and adversely affected if any of our China Operating Companies declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our China Operating Companies hold certain assets that are important to our business operations. If any of our China Operating Companies undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

We may rely on dividends paid by China Operating Companies to satisfy our cash needs.

We may rely on dividends and other distributions on equity paid by our China Operating Companies for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. Further, the payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Shanghai Tony Fun. See “Dividend Policy.”

The PRC government may adopt further restrictive measures to slow the increase in prices of real property and real property development.

Along with the economic growth in China, investments in the property sectors have increased significantly in the past few years. In response to concerns over the scale of the increase in property investments, the PRC government has introduced policies to curtail property development. We believe those regulations, among others, significantly affect the property industry in China.

These restrictive regulations and measures could increase our operating costs in adapting to these regulations and measures, limit our access to capital resources or even restrict our business operations. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures, which could further slowdown property development in China and adversely affect our business and prospects.

Shanghai Tony Fun is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and as determined by its board of directors, to the staff welfare and bonus funds, which may not be distributed to equity owners.

Pursuant to Company Law of the PRC (2018 Revision), Wholly Foreign-Owned Enterprise Law of the PRC (2016 Revision) and Implementing Rules for the Law of the PRC on Wholly Foreign-Owned Enterprises (2014 Revision), Shanghai Tony Fun is required to allocate a portion of its after-tax profits, to the statutory reserve fund, and in accordance with its Articles of Association, to the staff welfare and bonus funds. No lower than 10% of an enterprise’s after tax-profits should be allocated to the statutory reserve fund. When the statutory reserve fund account balance is equal to or greater than 50% of Shanghai Tony Fun’s registered capital, no further allocation to the statutory reserve fund account is required. The staff welfare and bonus fund are used for the collective welfare of the staff of Shanghai Tony Fun, and according to the Implementing Rules for the Law of the PRC on Wholly Foreign-Owned Enterprises, the portion of staff welfare and bonus funds can be decided by Shanghai Tony Fun itself. These reserves represent appropriations of retained earnings determined according to Chinese law.

As of the date of this prospectus, the amounts of staff welfare and bonus funds have not yet been determined, and we have not committed to establishing such amounts at this time. Under current Chinese laws, Shanghai Tony Fun is required to set aside staff welfare and bonus funds amounts, but has not yet done so. Shanghai Tony Fun has not done so because Chinese authorities grant companies flexibility in making a determination. Chinese law requires such a determination to be made in accordance with the company’s organizational documents and Shanghai Tony Fun’s organizational documents do not contain such determinations nor a particular timeframe that such determinations to be made. Although we have not yet been required by Chinese authorities to make such determinations or set aside such amounts, Chinese authorities may require Shanghai Tony Fun to rectify its noncompliance and we may be fined if we fail to do so after receiving a warning within its set time period.

Additionally, Chinese law provides that a foreign-invested company must allocate a portion of after-tax profits to the statutory reserve fund and the staff welfare and bonus funds reserve prior to the retention of profits or the distribution of profits to its foreign shareholders. Therefore, if for any reason, the dividends from Shanghai Tony Fun cannot be repatriated to us or not in time, our cash flow may be adversely impacted or we may become insolvent.

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our common shares on a foreign stock exchange could delay this offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our common shares.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce of the PRC (“MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the New “M&A Rule”), which became effective on September 8, 2006 and was amended on June 22, 2009. The New M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for listing purposes and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings.

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. Our Chinese counsel, GFE Law Office, has given us the following advice, based on their understanding of current Chinese laws and regulations:

●	At the time of our equity interest acquisition, as the acquiree, Beijing Tony Fun was not related to or connected with the acquirer, Shanghai Tony Fun, and the incorporation of Shanghai Tony Fun and its acquisition of Beijing Tony Fun was not a scheme to circumvent any laws, rules or regulations in the PRC, in particular the New M&A Rule by way of investment in a PRC domestic company by a foreign-invested enterprise. Accordingly, we did not need the approval from MOFCOM. In addition, we have received all relevant approvals and certificates required for the acquisition;

●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or the SPV-domestic company share swap, due to the fact there has not been any SPV-domestic company share swap in our corporate history, Tony Fun, Inc. does not constitute a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule; and

●	In spite of the lack of clarity on this issue, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like the one contemplated by this prospectus are subject to the New M&A Rule.

The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the New M&A Rule. If the CSRC requires that we obtain its approval prior to the completion of this offering, the offering will be delayed until we obtain CSRC approval, which may take several months. There is also the possibility that we may not be able to obtain such approval. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing.

Risks Related to Doing Business in China

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this type of scrutiny, criticism and negative publicity might have on our Company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations could be severely hampered and your investment in our shares could be rendered worthless.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation gain (loss).” For six months ended June 30, 2018 and for the years ended December 31, 2017 and 2016, we had an adjustment of 125,067, an adjustment of ($228,736) and an adjustment of ($141,948), respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law of the PRC (the “EIT Law”) and its implementing rules, both of which became effective on January 1, 2008, and the former of which was amended on February 24, 2017, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. According to these regulations, a resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

On April 22, 2009, the State Administration of Taxation of China issued the Circular 82 Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of De Facto Management Bodies (“Circular 82”) further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if  (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China.

We do not believe that we meet the conditions outlined in the preceding paragraph since Tony Fun, Inc. does not have a PRC enterprise or enterprise group as its primary controlling shareholder. Further, Tony Fun, Inc. is a holding company incorporated outside China and its key assets are its ownership interests in its subsidiaries, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained outside China. In addition, we are not aware of any offshore company with a corporate structure similar to the company that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”, we will continue to monitor our tax status.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of our shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of our shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-bribery law.

In connection with this initial public offering, we will become subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to the Anti-Unfair Competition Law of the PRC and the relevant anti-bribery provisions in the Criminal Law of the PRC, or together, the “PRC Anti-Bribery Laws.” The current PRC Anti-Bribery Laws prohibit the payment of bribes to government officials, private companies or individuals in a commercial transaction or their agents. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors clients of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities to be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and the PRC Anti-Bribery Laws.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or PRC Anti-Bribery Laws may result in severe criminal or administrative sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Since our operations and assets are located in China, shareholders may find it difficult to enforce a U.S. judgment against the assets of our Company, our directors and executive officers.

Our operations and assets are located in China. In addition, our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons. See “Enforceability of Civil Liabilities.”

We must remit the offering proceeds to China before they may be used to benefit our business in China, this process may take a number of months and we will be unable to use the proceeds to grow our business in the meantime.

Under Chinese law, the proceeds of this offering must be sent back to China, and the process for sending such proceeds back to China may take several months after the closing of this offering. In order to remit the offering proceeds to China, we will take the following actions:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration of Foreign Exchange approval (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a business certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete. We may be unable to use these proceeds to grow our business until we receive such proceeds in China.

Fluctuation of the RMB may indirectly affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, all of the transactions effected by the China Operating Companies are denominated in China’s currency, the RMB. The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

In the event we pay dividends in the future, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”), by the U.S. Internal Revenue Service (“IRS”), for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

●	75% or more of our gross income in a taxable year is passive income; or

●	the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%.

The calculation of the value of our assets is based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We cannot assure that we will not be a PFIC for any taxable year. See “Taxation – United States Federal Income Taxation-Passive Foreign Investment Company.”

Introduction of new laws or changes to existing laws by the Chinese government may adversely affect our business.

The Chinese legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions such as the U.S., decided cases (which may be taken as precedent) do not form part of the legal structure of China and thus have no binding effect. Furthermore, in line with its transformation from a centrally planned economy to a more market-oriented economy, the Chinese government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in China is still evolving, laws and regulations or their interpretation may be subject to further changes. Such uncertainty and prospective changes to the Chinese legal system could adversely affect our results of operations and financial condition.

We may be subject to foreign exchange controls in China, which could limit our use of funds raised in this offering, which could have a material adverse effect on our business.

We are subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to banks for foreign exchange registration under domestic and overseas direct investment. Shanghai Tony Fun is a FIE, with such registration, Shanghai Tony Fun is allowed to open foreign currency accounts including the “current account” and the “capital account”. Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans and securities), unless expressly exempted by laws and regulations, still requires the approval of SAFE.

In particular, if Shanghai Tony Fun borrows foreign currency through loans from Tony Fun, Inc. or other foreign lenders, these loans must be registered with SAFE. If Shanghai Tony Fun is financed by means of additional capital contributions, certain Chinese government authorities’ registration and/or approvals including MOFCOM, SAIC and SAFE, or their local counterparts are required. These restrictions could limit our use of funds raised in this offering, which could have an adverse effect on our business.

Governmental control of currency conversion may affect the value of your investment.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from Shanghai Tony Fun. Shortages in the availability of foreign currency may restrict the ability of Shanghai Tony Fun to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Regulations – Regulations of Foreign Currency Exchange and Dividend Distribution.”

Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more rapid appreciation of the Renminbi against the U.S. dollar. Any material revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. See “Exchange Rate Information.”

Failure to make adequate contributions to the housing provident fund for some of our employees could adversely affect our financial condition and we may be subject to labor disputes or complaints.

Pursuant to the Regulations on Management of Housing Provident Fund (the “Regulations on HPF”) which was promulgated by the State Council on April 3, 1999 and was amended on March 24, 2002, PRC enterprises must register with relevant Housing Provident Fund (“HPF”) management center, open special HPF accounts at a designated bank and make timely HPF contributions for their employees. In accordance with the Regulations on HPF, if an enterprise fails to register with HPF or to open special HPF accounts for its employees, it can be ordered by the relevant HPF authority to register and open an account within a certain timeframe, furthermore, the enterprise will be liable for a fine of RMB 10,000 to RMB 50,000 if it fails to comply with such an order. Further, if an enterprise fails to pay in full or in part its HPF contributions, such enterprise will be ordered by the HPF enforcement authorities to make such contributions, and may be compelled by the people’s court that has jurisdiction over the matter to make such contributions.

The China Operating Companies are subject to the Regulation on HPF. Accordingly, if the China Operating Companies fail to make adequate HPF contributions for their employees, such failure may give rise to a private cause of action (complaints) by such individual(s) against the relevant China Operating Companies. To the extent any of the China Operating Companies are required to make such payments in full, such payments may have adverse financial or operational impact on the Company. In addition, the China Operating Companies may be subject to labor disputes or complaint from current or former employees.

Labor laws in China may adversely affect our results of operations.

In June 2007, the National People’s Congress of the PRC enacted the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. To clarify certain details in connection with the implementation of the Labor Contract Law, the China State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately. These labor laws impose significant liabilities on employers and affects the cost of an employer’s decision to reduce its workforce. The labor laws formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Among other things, these labor laws provide for specific standards and procedures for the termination of an employment contract and place the burden of proof on the employer. In addition, the laws require the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. The labor laws also mandate that employers provide social welfare packages to all employees, increasing our labor costs. In addition, in July 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Reform Plan of the Taxation and Collection Systems of National Taxes and Local Taxes, which states that, effective from January 1, 2019, basic pension insurance premiums, basic medical insurance premiums, unemployment insurance premiums, injury insurance premiums and maternity insurance premiums shall be levied by the tax authorities. Under the new system, the social insurance premiums collection is likely to be stringently administrated and enforced. All of our employees working for us exclusively within China are covered by these labor laws, and in the event we decide to significantly change or decrease our workforce, these labor laws could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability and limit our ability to inject capital into our Chinese subsidiaries, limit our subsidiaries’ ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, China’s SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which became effective as of July 4, 2014. According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required before July 4, 2014 shall send a letter to SAFE and its branches for explanation. SAFE and its branches shall, under the principle of legality and legitimacy, conduct supplementary registration, and impose administrative punishment on those in violation of the administrative provisions on the foreign exchange pursuant to the law.

We have requested our shareholders who are Chinese residents to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37 or other related rules. The failure or inability of our Chinese resident shareholders to make any required registrations or comply with other requirements may subject such shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) Shanghai Tony Fun, limiting Shanghai Tony Fun’s ability to pay dividends or otherwise distributing profits to us.

We may be subject to fines and legal sanctions by SAFE or other Chinese government authorities if we or our employees who are Chinese citizens fail to comply with Chinese regulations relating to employee stock options granted by offshore listed companies to Chinese citizens.

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or Circular 7. Under Circular 7, Chinese citizens who are granted share options by an offshore listed company are required, through a qualified Chinese agent of the offshore listed company, to register with SAFE and complete certain other procedures, including applications for foreign exchange purchase quotas and opening special bank accounts. If we and our Chinese employees are granted share options we and our Chinese employees will be subject to Circular 7. Failure to comply with these regulations may subject us or our Chinese employees to fines and legal sanctions imposed by SAFE or other Chinese government authorities and may prevent us from further granting options under any share incentive plans to our employees. Such events could adversely affect our business operations.

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident stockholders may subject such stockholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE on January 5, 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident stockholders to make the required registration will subject our subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the China, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

Changes in China’s political and economic policies could harm our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

The Chinese economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”). These differences include, without limitation:

●	economic structure;

●	level of government involvement in the economy;

●	level of development;

●	level of capital reinvestment;

●	control of foreign exchange;

●	methods of allocating resources; and

●	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite these efforts to develop a legal system, China’s system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary, in many cases, creates additional uncertainty as to the outcome of any lawsuit. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in China will also be subject to administration review and approval by various national and local agencies of the Chinese government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approvals to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the Chinese government may, in its sole discretion, prohibit us from conducting our business.

If relations between the United States and China worsen, our share price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversy between the United States and China could adversely affect the market price of our common shares and our ability to access U.S. capital markets.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of any investment in us.

Because our operations are located in China, information about our operations is not readily available from independent third-party sources.

Because our operations are based in China, our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. Our operations will continue to be conducted in China and shareholders may have difficulty in obtaining information from sources other than the companies themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

Chinese economic growth slowdown may cause negative effect to our business.

Since 2010, the annual growth rate of the Chinese economy has declined, from approximately 10.3% gross domestic product in 2010 to 6.9% in 2017. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industries. Our business operations in China rely primarily on the retail industry, which is influenced by economic growth slowdowns. If China’s economic growth continues to slow down, then our business could be materially adversely affected if such slow down results in reduced activity by the retail industry.

Land-use rights policy may cause significantly adverse effect to our operation.

China has very conservative land ownership and land use policies. All the lands in China either belong to the nation or collective units. Currently, our properties are leased from local villages, which is a collective unit and legal owner of the land acknowledged by the local government. We may need to obtain land-use rights in order to grow our business. However, under PRC laws obtaining the land use rights is not easy and there is no guarantee that we will successfully obtain a piece of ideal land even if we have enough capitals. So, if we are unable to obtain the land use rights in a timely manner, or even if we do obtain a piece of land in time, the location is not convenient for our business, we will have to face a situation of unstable development and our business operations and plans will be adversely affected.

We may be involved from time to time in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we may be involved in legal proceedings and commercial disputes. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, and other disputes with customers and suppliers, intellectual property matters, environmental issues, tax matters and employment matters. There can be no assurance that such proceedings and claims, should they arise, will not have a material adverse effect on our business, results of operations and financial condition.

Risks Associated with this Offering and Ownership of Our Common Shares

We are an “emerging growth company,” and we cannot be certain if choosing to elect the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our Company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our 2018 annual report on Form 20-F to be filed in 2019, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

There may not be an active, liquid trading market for our common shares.

Prior to this offering, there has been no public market for our common shares. An active trading market for our common shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the underwriters based on a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

The market price of our common shares may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our common shares will be determined through negotiations between the underwriters and us and may vary from the market price of our common shares following our initial public offering. If you purchase our common shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our common shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our quarterly operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the securities markets have from time to time experienced price and volume fluctuations that are not related to the operating performance of particular companies. As a result, to the extent shareholders sell our shares in a negative market fluctuation, they may not receive a price per share that is based solely upon our business performance. We cannot guarantee that shareholders will not lose some or all of their investment in our common shares.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our common shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet NASDAQ Capital Market initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

If we are unable to comply with certain conditions, our common shares may not trade on the NASDAQ Capital Market.

We have applied to list our common shares on the NASDAQ Capital Market, which provides that we pay the balance of our entry fee and show that we satisfy NASDAQ’s initial listing requirements. If we are unable to meet these conditions our shares may not trade on the NASDAQ Capital Market. Even when we receive conditional approval to have our shares trade on the NASDAQ Capital Market, investors should be aware that they will be required to commit their investment funds before we provide NASDAQ with confirmation that we have met the final conditions. However, investor funds will be held in escrow with Signature Bank and we will not close this offering unless we meet the listing conditions. In addition, we have relied on an exemption to the blue sky registration requirements afforded to “covered securities”. Securities listed on the NASDAQ Capital Market are “covered securities.” If we were unable to meet the NASDAQ conditions for listing, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering until we have met the required listing conditions.

If we are listed on the NASDAQ Capital Market and our financial condition deteriorates, we may not meet continued listing standards on the NASDAQ Capital Market.

The NASDAQ Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. In order to qualify for continued listing on the NASDAQ Capital Market, we must meet the following criteria:

●	Our shareholders’ equity must be at least $2,500,000; or the market value of our listed securities must be at least $35,000,000; or our net income from continuing operations in our last fiscal year (or two of the last three fiscal years) must have been at least $500,000;

●	The market value of our publicly held shares must be at least $1,000,000;

●	The minimum bid price for our shares must be at least $1.00 per share;

●	We must have at least 300 shareholders;

●	We must have at least 500,000 publicly held shares;

●	We must have at least 2 market makers; and

●	We must have adopted NASDAQ-mandated corporate governance measures, including a board of directors comprised of a majority of independent directors, an Audit Committee comprised solely of independent directors and the adoption of a code of ethics among other items.

If our shares are listed on the NASDAQ Capital Market but are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are not so listed or are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

We will incur increased costs as a result of being a public company, which could have a material adverse effect on our profitability.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. GAAP auditors that we did not need prior to this offering, and we will have annual payments for listing on a stock exchange, if we are so listed. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1,000,000 per year that we did not experience prior to commencement of this offering. Added costs of this nature will naturally reduce our profitability and could have a material adverse effect on our business.

The requirements of being a public company may strain our resources and divert management’s attention, which could have a material adverse effect on our business.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies which could have an adverse effect on our results of operations.

Upon completion of this offering, we will be a reporting company in the United States. As a reporting company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Our classified board structure may prevent a change in control of our Company.

Our board of directors is divided into three classes of directors. Class A directors hold office for a term expiring at the next annual meeting of shareholders, Class B directors hold office for a term expiring at the second succeeding annual meeting of shareholders and Class C directors hold office for a term expiring as the third succeeding annual meeting shareholders. Directors of each class are chosen for three-year terms upon the expiration of their current terms. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders. See “Management – Board of Directors and Board Committees.

Shares eligible for future sale may adversely affect the market price of our common shares, as the future sale of a substantial amount of outstanding common shares in the public marketplace could cause the price of our common shares to decline.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common shares. An aggregate of 14,510,000 shares were outstanding as of the date of this filing, and after giving effect to this offering, 15,510,000 shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution as a result of sales of shares under this offering.

The assumed initial public offering price of $7.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, is substantially higher than the pro forma net tangible book value per share of our common shares. If you purchase shares in this offering, you will incur immediate dilution of approximately 99% or approximately $6.93 in the pro forma net tangible book value per share from the price per share that you pay for the shares, based on the assumed initial public offering price of $7.00 per share and 1,000,000 shares to be offered in this offering. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We have not finally determined the uses of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. In addition, in the event we are unable to use the proceeds for the redevelopment of shopping malls we have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds.”

$500,000 from the proceeds of this offering will be placed in escrow for two years from the date of this offering for the purpose of indemnifying the underwriters and may not be used during the two years, or potentially at all, for further developing our business which could adversely impact our earnings and cash flows.

We have entered into an indemnity escrow agreement, whereby, we have agreed to place $500,000 from the proceeds of this offering into an escrow account in the United States for a period of two years following this offering for the purpose of satisfying an initial $500,000 in bona fide indemnity claims of the underwriters. Accordingly, we will not be able to use $500,000 from the proceeds of this offering to develop our business operations for two years, or at all, if we are required to indemnify the underwriters, which could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, and per share trading price of our common shares.

The $500,000 of indemnity funds will be placed in a non-interest bearing escrow account and we are free to invest the $500,000 in securities with certain limitations, which may result in a loss of investment.

Pursuant to the terms of the indemnity escrow agreement, the $500,000 will be placed in a non-interest bearing account; in addition, we are free to invest the escrowed indemnity funds in securities under certain limitations. Investments in securities carry the risk of the loss of capital. Depending upon the investment strategies employed and market conditions, the investment of the escrowed indemnity funds in securities may be adversely affected by unforeseen events involving such matters as political crises, changes in interest rates and forced redemptions of securities. Further, no guarantee or representation can be made that our investment strategy will be successful. Accordingly, we may lose all or some of our investment of the $500,000 and be unable to use a portion, or all of the escrowed indemnity funds, on our business, which will adversely impact our financial condition.

Our employees, officers and/or directors will control a sizeable amount of our common shares, limiting your influence on shareholder decisions.

Upon the conclusion of this offering, our employees, officers and/or directors will, in the aggregate, beneficially own approximately 46.13% of our outstanding shares, based on the number of shares held by them as of December 31, 2017. As a result, our employees, officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. See “Principal Stockholders.”

As the rights of stockholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our Amended and Restated Memorandum and Articles of Association, the British Virgin Islands Business Companies Act, 2004 (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority stockholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our shares may have more difficulty protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of material differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital – Differences in Corporate Law.”

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, in our case, our Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Memorandum and Articles.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements and we do not intend to file quarterly reports. We will not be required to disclose detailed individual executive compensation information and we do not intend to disclose detailed executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime and we do not intend to file Section 16 reports for officers and directors.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we do plan to disclose material information to all investors at this time. In addition, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

British Virgin Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares representing in aggregate not less than 30% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. Although our Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders, any shareholder may submit a proposal to our Board of Directors for consideration of inclusion in a proxy statement. Advance notice of at least seven (7) calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than on 1/3 of the issued common shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future business;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

After deducting the underwriting discounts and commissions and estimated expenses of this offering payable by us, we expect net proceeds from this offering of approximately $5.5 million, based on an assumed initial public offering price of $7.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors – We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take a number of months.”

We intend to use the net proceeds of this offering as follows after we complete the remittance process:

●	approximately $5.0 million for redevelopment of shopping malls. However, we have no current understandings, agreements or commitments for any specific material acquisition at this time;

●	approximately $500,000 in escrow for indemnity claims of the underwriters, which sum could be returned to us after two years from the date of this offering; and

●	any balance for additional working capital.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein. Pending remitting the offering proceeds to China, we intend to invest our net proceeds in short-term, interest bearing, and investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our common shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are discussed in more detail in “Material Tax Matters Applicable to U.S. Holders of Our Common Shares.”

Indemnification Escrow Agreement

We have agreed with the underwriters to establish an escrow account in the United States and to fund such account with $500,000 from this offering that may be utilized by the underwriters to fund any bona fide indemnification claims of the underwriters arising during a two-year period following the offering. The escrow account will not be interest bearing, and we will be free to invest the assets in certain securities during the two-year period. All funds that are not subject to an indemnification claim will be returned to us after the two-year period expires.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from Shanghai Tony Fun. Current Chinese regulations permit our China Operating Companies to pay dividends to Glory Han only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our China Operating Companies are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Shanghai Tony Fun are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the Chinese central government and governments of other countries or regions where the non-Chinese-resident enterprises are incorporated.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

EXCHANGE RATE INFORMATION

Our business is conducted in China, and the financial records of the China Operating Companies are maintained in RMB, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income (loss). The consolidated balance sheet amounts, with the exception of equity at December 31, 2017 and 2016 were translated at RMB 6.5064 and RMB 6.9437 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and comprehensive income and cash flows for the years ended December 31, 2017 and 2016 were RMB 6.7570 and RMB 6.6430 to $1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On December 27, 2018, the Forex exchange rate was RMB 6.8728 to $1.00. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Forex Exchange Rate

	(RMB per U.S. Dollar)
	Period End	Average (1)

2012	6.3161	6.3198

2013	6.1140	6.1982

2014	6.1535	6.1482

2015	6.4907	6.2175

2016	6.9437	6.6430

2017	6.5064	6.7570

	(RMB per U.S. Dollar)
	Period High	Period Low

June 2018	6.6191	6.3889

July 2018	6.8175	6.6171

August 2018	6.9146	6.8040

September 2018	6.8801	6.8241

October 2018	6.9695	6.8673

November 2018	6.9595	6.8910

December 2018 (through December 27)	6.9568	6.8407

(1)	Annual averages were calculated by using the average of the daily rates during the relevant year.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2017	December 31, 2016

Period-end spot rate	US$1= RMB6.5064	US$1= RMB6.9437

Average rate	US$1= RMB6.7570	US$1= RMB6.6430

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2017 on an actual basis and on a pro forma basis giving effect to the sale of 1,000,000 shares at an assumed initial public offering price of $7.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and to reflect the application of the proceeds after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

Pre- and Post-Offering Capitalization

December 31, 2017

	Actual	Pro Forma (1)

Common shares, $0.001 par value; 500,000,000 shares authorized; 14,510,000 shares issued and outstanding as of December 31, 2017, actual; 15,510,000 shares issued and outstanding, pro forma	14,510	15,510
Additional paid-in capital	3,215,525	8,749,525
Accumulated deficit	(7,678,311)	(7,678,311)
Accumulated other comprehensive loss	(69,108)	(69,108)
Total stockholders’ equity (deficit)	(4,517,384)	1,017,616
Total capitalization	$(4,517,384)	$1,017,616

(1)

Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and commissions and other expenses payable by us. We expect to receive net proceeds of approximately $5,535,000, after deducting the underwriting discounts and commissions and estimated offering expenses, at the assumed initial public offering price of $7.00, the midpoint of the estimated price range set forth on the cover page of this prospectus, calculated as follows: $7,000,000 gross offering proceeds, less underwriting discounts and commissions of $560,000, estimated offering expenses of $800,000, and a non-accountable expense allowance of $105,000.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after the offering. Dilution results from the fact that the per common share offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. Our net tangible book value attributable to shareholders at December 31, 2017 was $(4,517,384) or approximately $(0.31) per common share. Net tangible book value per common share as of December 31, 2017 represents the amount of total tangible assets less acquired intangible assets, total liabilities and non-controlling interest, divided by the number of common shares outstanding.

Upon completion of this offering, our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2017, will be approximately $1,017,616 or $0.07 per common share. This would result in dilution to investors in this offering of approximately $6.93 per common share or approximately 99% from the assumed initial public offering price of $7.00 per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus. Net tangible book value per common share would increase to the benefit of present shareholders by $0.38 per share attributable to the purchase of the common shares by investors in this offering.

The following table sets forth the estimated net tangible book value per common share after the offering and the dilution to persons purchasing common shares based on the foregoing offering assumptions.

Post- Offering(1)
Assumed offering price per common share	$7.00
Net tangible book value per common share before the offering	$(0.31)
Increase per common share attributable to payments by new investors	$0.38
Pro forma net tangible book value per common share after the offering	$0.07
Dilution per common share to new investors	$6.93

(1)

Assumes net proceeds of $5,535,000 from offering of common shares, calculated as follows: $7,000,000 offering, less underwriting discounts and commissions of $560,000, estimated offering expenses of $800,000, and a non-accountable expense allowance of $105,000.

POST-OFFERING OWNERSHIP

The following table illustrates our pro forma proportionate ownership, upon completion of the offering, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The table reflects payment by present shareholders as of the date the consideration was received and by investors in this offering at the assumed initial public offering price of $7.00, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The table further assumes no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased		Total Consideration		Average Price
	Amount (#)	Percent (%)	Amount ($)	Percent (%)	Per Share ($)

Existing shareholders	14,510,000	94%	$788,524	10%	$0.05
New investors	1,000,000	6%	$7,000,000	90%	$7.00
Total	15,510,000	100%	7,788,524	100%	0.50

A $1.00 increase (or decrease) in the assumed initial public offering price of $7.00 per share would increase (or decrease) total consideration paid by new investors by $1.00 million, assuming that the number of shares offered by us on the cover page of this prospectus remains the same.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a retail shopping center operator in China that seeks to form a joint business and collaborative relationship with and amongst our tenants. Our main business is to lease space in retail properties, and to provide operation management services and retail-aimed training for small retailers and new founders of retail stores. Our strategy is to acquire, redevelop, lease and manage well-located, retail shopping centers in Tier 3 and Tier 4 cities that generate attractive risk-adjusted returns. We renovate these commercial retail shopping centers that have generally been poorly managed, and redevelop and design them to enhance their architectural style and image through interior and exterior improvements. We then lease spaces in these properties to tenants.

We are redeveloping properties into innovative retail shopping centers that strategically rethink the types of stores to which consumers will respond. We believe that when consumers visit shopping centers and malls, they are looking for experiences that go well beyond traditional shopping. We focus our tenant mix to emphasize consumer experience. Our retail shopping centers focus on non-designer stores and independent specialty retailers. While we believe anchor tenants, such as supermarkets, that drive traffic are still key, we also see a new emphasis on a curated mix of smaller and independent specialty stores that add a sense of novelty to the shopping experience. We incorporate value-added elements that attempt to recast the mall as a life-style center, including, arts centers, arcades, childcare, multi-brands beauty shops, food courts, marketplace and fashion spas. These services provide an experience of leisure and entertainment that online shopping cannot provide. Additionally, we make greater use of temporary, flexible spaces that can accommodate different stores over time. Pop up stores, showroom spaces and kiosks provide customers with a sense of the unexpected and give them a reason to treasure hunt. We believe shopping centers in China are transitioning from consumer places that sell things to platforms that provide experiences.

Revenues

We derive our revenues from lease space in retail properties and service providing, such as rental revenue, property management service revenue, operating management service revenue, recoveries from tenants and others. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax and applicable local government levies.

The following factors affect the revenues we derive from our operations.

Maintain our competitive advantages. We actively pursue markets and applications in which our services can make a substantial difference to our tenants. We especially target projects in Tier 3 and Tier 4 cities and counties that present redevelopment opportunities that are well suited for our business model. This strategy leverages our resources and capabilities to help our tenants improve operating efficiencies within their processes. We believe our unique incubation-training program attracts young entrepreneurs to our retail shopping centers and helps maintain them as tenants because we offer the training throughout the duration of their tenancy. Our retail shopping centers offer a diversity of shopping, dining and entertainment facilities to capture this change in consumer demand. We also believe our incubation-training program helps us attract tenants we may not have been able to obtain, if we did not have the program. In addition, we encourage our entire staff from senior management to front-line staff to focus on marketing. We believe that this approach is crucial to win and retain customer and tenants and increases our ability to withstand competition. If we fail to maintain our reputation and competitiveness, customer and tenant demand at our retail shopping centers could decline.

Competition. We often compete with many other companies ranging from small regional companies to large international companies. Our competition varies and is a function of the business areas in which, and the client sectors for which, we perform our business. The retail real estate industry in China, however, is volatile and competitive. We compete with numerous merchandise distribution channels, including malls, outlet centers, and community/lifestyle centers. We also compete with Internet retailing sites and catalogs that provide retailers with distribution options beyond existing brick and mortar retail properties. The existence of competitive alternatives could have a material adverse effect on our ability to lease space and on the level of rents we can obtain. This results in competition for both the tenants to occupy the properties and customers. We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success: well positioned to capture opportunities in Tier 3 and Tier 4 cities and counties; experienced management team and personnel with a demonstrated track record; ability to attract and maintain tenants and adaptable business model to changing consumer demands. When less work becomes available in a given market, price becomes an increasingly important factor.

Expansion. We believe that we should continue to expand our business to other regions of China to increase our market share. Our management focuses on expanding our business in Tier 3 and Tier 4 cities in China that we strategically select based on population and urbanization growth rates, general economic conditions, income and purchasing power of resident consumers, anticipated demand for lifestyle shopping malls, availability of commercial properties and commercial property prices, and governmental urban planning and development policies. Currently, we have strategically selected expansion projects in Tier 3 and Tier 4 cities in Shanxi, Jiangsu, and Shandong Provinces and the city of Beijing. We expect to benefit from rising demand for lifestyle shopping centers as a result of increasing income levels of consumers and growing populations in these cities due to urbanization. If we fail to expand to other geographic regions, our revenue growth could slow down.

Costs and Expenses

We primarily incur the following costs and expenses:

Cost of revenues. Cost of revenues consists primarily of property rental costs the Company pays to its lessors; direct payroll of staff; costs for utility and supply consumed at the property; depreciation expense of lease hold improvements; and overhead expenses necessary to service provided. As our customer base continues to grow and reduce unleased space, we expect our cost of revenue as a percentage of revenue to decrease.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of compensation expenses for our corporate staff in support departments, advertising and marketing expenses, communication costs, maintenance fees, welfare expenses, education expenses, professional fees (including consulting, audit and legal fees), and travel and business hospitality expenses. We anticipate that our administrative expenses, particularly support personnel costs and professional fees will increase when we are a publicly-traded company in the United States.

Income tax expense. We account for income taxes under the provisions of Section 740-10-30 of the FASB Accounting Standards Codification, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.

The following factors affect our cost of revenues and expense.

Prevailing salary levels. Our cost of revenues is impacted by prevailing salary levels. Although we have not been subject to significant wage inflation in China, a significant increase in the market rate for wages could harm our operating results and our operating margin. Our ability to attract, retain, and expand our senior management and our professional and technical staff is an important factor in determining our future success. The market for a qualified professional and technical staff is competitive and, from time to time, it may be difficult to attract and retain qualified individuals with the required expertise at a fair wage. An increase in compensation of our professional and technical staff may increase our operating costs.

Depreciation. Our depreciation and amortization expenses are mainly driven by the historical cost of leasehold improvements and other office equipment. Depreciation of leasehold improvements and equipment are calculated based on cost, less their estimated residual value, if any, using the straight-line method over estimated useful life of 10 - 5 years, 5 - 3 years. Any change of the depreciation accounting policy or impairment of our property may affect our operating results.

Results of Operations

Comparison of the years ended December 31, 2017 and 2016

	For the Years Ended December 31,		Change
	2017	2016	Amount	%
Revenues	$1,269,585	$1,227,991	$41,594	3
Revenues from related parties	501,064	163,072	337,992	207
Total revenues	1,770,649	1,391,063	379,586	27
Cost of revenues	2,750,871	2,830,873	(80,002)	(3)
Gross deficit	(980,222)	(1,439,810)	459,588	(32)

Operating expenses:
Selling expenses	643,774	1,185,547	(541,773)	(46)
General and administrative expenses	318,784	255,961	62,823	25
Sublease loss	717,494	311,173	406,321	131
Total operating expenses	1,680,052	1,752,681	(72,629)	(4)

Loss from operations	(2,660,274)	(3,192,491)	532,217	(17)

Other expense	(18,585)	(14,102)	(4,483)	(32)

Loss before income tax	(2,678,859)	(3,206,593)	527,734	(16)
Income tax expense	-	-	-	-

Net loss	$(2,678,859)	$(3,206,593)	$527,734	(16)

Revenues. We are a retail shopping center operator in China that seeks to form a joint business and collaborative relationship with and amongst our tenants. Our main business is to lease space in retail properties, and to provide property management and operating management services for tenants. Through on-going tenant-mix adjustments, subsequent operations and retail startup incubation services, the Company obtains continuous steady rental income and value-added service income.

For the years ended December 31, 2017 and 2016, the Company operated in two reportable business segments: (1) leasing segment, consisting of leasing space to the tenants, providing property management service to tenants, and recoveries from tenants and others, (2) operating management segment, providing operating management service to tenants, such as the retail-aimed training and the incubation training program. Our reportable segments are strategic business units that offer different services and are managed separately based on the fundamental differences in their operations. All of our operations are conducted in the PRC.

Information with respect to these reportable business segments for the fiscal years 2017 and 2016 was as follows:

	2017	2016	Variance	%
Revenues
Leasing	$1,587,576	$1,237,338	$350,238	28%
Operating management	183,073	153,725	29,348	19%
Total revenues	$1,770,649	$1,391,063	$379,586	27%

Our total revenue was $1,770,649 and $1,391,063 for the years ended December 31, 2017 and 2016, respectively, an increase of $379,586, or 27%. Our revenue growth in the year ended December 31, 2017 resulted primarily from increased demand for retail lease and customer demand for the shopping mall, evidenced by a large increase in our sublease space and an increased number of customers we were awarded. We subleased a total of 16,349 square meters retail space to 251 tenants during the year ended December 31, 2017, representing an increase of 45% in sublease space, and an increase of 27% in the number of tenants compared to sublease space of 11,268 square meters to 198 tenants for the year ended December 31, 2016. The significant increase of revenue was mainly attributable to our marketing team and own marketing platform and network, which is based on a large database of tenants. In addition, the increase of revenue was attributed to more revenue recognized in 2017 since the shopping mall of Tai’an Tony Fun was opened in February 2016.

Details of our revenue for 2017 and 2016 are as follows:

	2017	2016	Variance	%

Rental revenue	$941,002	$720,713	$220,289	31%
Property management service revenue	380,905	338,308	42,597	13%
Operating management service revenue	183,073	153,725	29,348	19%
Recoveries from tenants	214,384	129,013	85,371	66%
Others	51,285	49,304	1,981	4%
Total	$1,770,649	$1,391,063	$379,586	27%

We believe also our lifestyle-focused retail shopping centers will be in greater demand, and that we will be able to take advantage of the growing retail market, despite e-commerce competition as shoppers continue to seek a unique shopping experience. Through a diverse tenant mix that provides entertainment experience in addition to retail, we believe our retail shopping centers provide consumers with something they cannot experience online or at traditional centers and malls.

Cost of revenues. For the year ended December 31, 2017, cost of revenues amounted to $2,750,871 as compared to $2,830,873 for the year ended December 31, 2016, decreased by $80,002, or 3%.

Information with respect to cost of revenues by reportable business segments for the fiscal years 2017 and 2016 was as follows:

	2017	2016	Variance	%
Cost of revenues
Leasing	$2,695,309	$2,725,693	$(30,384)	(1)%
Operating management	55,562	105,180	(49,618)	(47)%
Total cost of revenues	$2,750,871	$2,830,873	$(80,002)	(3)%

The decrease of cost of revenue in 2017 was mainly due to the decrease in cost of leasing in the amount of $30,384, or 1%, and the decrease in cost of operating management in the amount of $49,618, or 47%.

The decrease in cost of leasing was mainly due to the decreased rent expenses for head lessor, offset by increased utility cost. Resulting from more tenants commencing leases in 2017, utility cost increased 46% which was in line with the increase in recoveries from tenants. With the increased in rental revenues, the decreased in rent expenses for head lessor was due to more sublease loss recognized in cost of revenue in 2017. The decrease in operating management service costs was mainly due to decreased payroll cost in 2017. The company hired more operating management personnel in 2016 to avoid staff shortage and ensure well operation of shopping mall for the first year. Our cost of revenues as a percentage of revenue was 155% and 204% for the years ended December 31, 2017 and 2016, respectively. This decrease was primarily due to revenue growth and the corresponding higher gross margin for the year ended December 31, 2017.

Details of our cost of revenue for 2017 and 2016 are as follows:

	2017	2016	Variance	%

Rents expenses for head lessor	$2,376,712	$2,434,414	$(57,702)	(2)%
Property management costs	149,178	155,622	(6,444)	(4)%
Operating management costs	55,562	105,180	(49,618)	(47)%
Utility cost	153,239	104,609	48,630	46%
Other cost	16,180	31,048	(14,868)	(48)%
Total	$2,750,871	$2,830,873	$(80,002)	(3)%

Gross deficit. Our gross deficit decreased from $1,439,810 for the year ended December 31, 2016, to $980,222 for the year ended December 31, 2017. This decrease was primarily due to the increase in revenue and decrease in cost of revenues for the year ended December 31, 2017 compared to the prior period.

Selling expenses. Selling expenses were $643,774 for the year ended December 31, 2017, and $1,185,547 for the year of 2016, a decrease of $541,773, or 46%. The decrease in selling expenses was mainly due to lower payroll and employee benefits paid to sales personnel, a decrease in service expenses, a decrease in advertising and promotional expenses, and a decrease in maintenance and cleaning fees.

Payroll and employee benefits paid to sales personnel decreased by $103,690 or 37%, from $279,631 in 2016 to $175,941 in 2017. Outsourcing service expenses decreased by $131,360 or 88%, from $149,763 in 2016 to $18,403 in 2017. Advertising and promotional expenses decreased by $125,613 or 45%, from $276,108 in 2016 to $150,495 in 2017. Maintenance and cleaning fees decreased by $193,691 or 55%, from $351,011 in 2016 to $157,320 in 2017. These decreases were mainly due to the fact that the Company commenced its business in February 2016, which required more sales force, marketing consulting service, advertising and promotional activities, and more maintenance and cleaning services. As the Company operated on track in 2017, these expenses accordingly decreased.

General and administrative expenses. General and administrative expenses were $318,784 for the year ended December 31, 2017, and $255,961 for the year ended December 31, 2016, an increase of $62,823, or 25%. The increase in general and administrative expenses was mainly due to an increase in professional fees, an increase in depreciation expense and bad debt expense, offset by a decrease in payroll and employee benefits.

Professional fees increased by $5,328 or 100%, from $0 in 2016 to $5,328 in 2017, reflecting the increased number of outside consultants required to expand our business. Depreciation expense increased by $8,838 or 25%, from $35,179 in 2016 to $44,017 in 2017, reflecting increases in office equipment purchases as we expanded our operations. Bad debt expense increased by $87,196 or 3,260%, from $2,675 in 2016 to $89,871 in 2017, after evaluating the collectability of individual receivable balance by our management. Payroll and employee benefits decreased by $49,462 or 39%, from $126,761 in 2016 to $77,299 in 2017, reflecting the decreased number of general and administration staffs, reflecting the efficiency of our operating management.

We anticipate that our administrative expenses, particularly those professional fees and depreciation expense, will continue to increase when we are a public reporting company in the United States.

Loss from operations. Our loss from operations was $2,660,274 for the year ended December 31, 2017 and $3,192,491 for the year ended December 31, 2016. Our operating loss as a percentage of total revenues was 150% for the year ended December 31, 2017 and 230% for the year ended December 31, 2016. The decrease in our loss from operations resulted from the smaller gross deficit and a significant decrease in our selling expenses, in spite of the expansion and growth of our business for the year ended December 31, 2017. Among the total loss from operations, loss from subleases was $717,494 for the year ended December 31, 2017 and $311,173 for the year ended December 31, 2016. Our sublease loss as a percentage of total revenues was 41% for the year ended December 31, 2017 and 22% for the year ended December 31, 2016. The increase in our sublease loss was primarily due to the increase in the number of operating sublease entered into with tenants, under which the rental costs expected to be incurred exceed anticipated revenue expected to be recognized. To improve the shopping mall occupancy rate, the Company gave well discount on rent rate to attract tenants, which resulting more sublease loss in 2017.

Income taxes. We incurred income tax expenses of $0 for the years ended December 31, 2017 and 2016. The enterprise income tax rate in China is 25%.

Tai’an Tony Fun and Beijing Tony Fun incurred net loss for the year ended December 31, 2017 and 2016, Zibo Tony Fun incurred net loss for the year ended December 31, 2017 and Glory Han, Shanghai Tony Fun, Nanjing Tony Fun, Rongzhida Tony Fun and Tai’an Jingqiao Joint Business Services did not have any operations for the years ended December 31, 2017 and 2016.

Net loss. Our net loss was $2,678,859 and $3,206,593 for the years ended December 31, 2017 and 2016, representing a decrease of $527,734, or 16%. The decrease in net loss was primarily due to our higher revenue, lower cost of revenue and lower selling expense, offset by higher general and administrative expenses and higher sublease losses as discussed above.

Liquidity and Capital Resources

Liquidity

For the years ended December 31, 2017 and 2016

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2017, we had a working capital deficit of $9,868,686, compared to a working capital deficit of $7,829,721 as of December 31, 2016. As a result, we believe that our current cash to be generated from our operations will not be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the ability to borrow funds from our related parties. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace. To do so, we will need more capital through equity financings to expand our activities and meet market demands.

The following table sets forth a summary of changes in our working capital from December 31, 2016 to December 31, 2017:

	December 31, 2017	December 31, 2016	Change	Percentage Change
Working capital:
Total current assets	$770,453	$475,755	$294,698	62%
Total current liabilities	10,639,139	8,305,476	2,333,663	28%
Working capital	$(9,868,686)	$(7,829,721)	$(2,038,965)	26%

Our working capital decreased by $2,038,965 to a deficit of $9,868,686 at December 31, 2017 from deficit of $7,829,721 at December 31, 2016. This decrease in working capital was primarily attributable to:

● ● ● ●

An increase in advances from tenants of $202,075;

An increase in accounts payable of $1,176,710;

An increase in accrued liabilities and other payables of $188,645;

An increase in sublease liabilities of $176,247;

● ● ●	An increase in due to related parties of $589,986; A decrease in tenants receivable from related parties of $33,075; and A decrease in due from related parties of $151,909.

Offset by:

●	An increase in cash of $416,040;

●	An increase in net tenants receivable of $16,957; and

●	An increase in prepaid expenses and other current assets of $46,685.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

Year Ended December 31, 2017 and Year Ended December 31, 2016

	For the Year Ended December 31,
	2017	2016
Net cash provided by (used in) operating activities	$143,454	$(1,013,956)
Net cash provided by (used in) investing activities	159,264	(1,497,974)
Net cash provided by financing activities	93,548	2,549,131
Effect of exchange rate changes on cash	19,774	110
Net increase in cash	$416,040	$37,311
Cash, beginning of the year	88,422	51,111
Cash, end of the year	$504,462	$88,422

Net cash provided by operating activities for the year ended December 31, 2017 totaled $143,454. The activities were mainly comprised of depreciation expenses of $815,455, bad debt expenses of $89,871, a decrease in tenants receivable from related parties of $41,697, an increase in accounts payable of $1,117,105, an increase in accrued liabilities and other payables of $416,833, an increase in sublease liability of $165,063, an increase in advances from tenants of $168,097, an increase in non-current deferred income of $16,795, an increase in non-current sublease liabilities of $359,269, offset by our net loss of $2,678,859, an increase in net tenants receivable of $105,329, an increase in prepaid expenses and other current assets of $44,491, a decrease in deposits received from tenants, non-current of $68,973, a decrease in non-current accounts payable of $147,083 and a decrease in non-current advances from tenants of $1,996.

Net cash used in operating activities for the year ended December 31, 2016 totaled $1,013,956. The activities were mainly comprised of our net loss of $3,206,593, gain on disposal of property and equipment of $184, an increase in net tenants receivable of $249,424, an increase in tenants receivable from related parties of $159,067, a decrease in advances from tenants of $310,644, a decrease in non-current advances from tenants of $121,178, offset by depreciation expense of $678,493, bad debt expense of $2,675, a decrease in prepaid expenses and other current assets of $6,571, an increase in accounts payable of $1,323,920, an increase in accrued liabilities and other payables of $254,630, an increase in sublease liability of $75,046, an increase in non-current sublease liability of $182,042, an increase in deposits received from tenants, non-current of $159,566, and an increase in non-current accounts payable of $350,191.

The decrease in cash out flows from our operating activities for the year ended December 31, 2017 compared to the year ended December 31, 2016 primarily resulted from the significant increase in our accounts payables and advances from tenants in the year ended December 31, 2017. As of December 31, 2017, our accounts payables and advances from tenants totaled $6,863,232, compared to accounts payables and advances from tenants of $5,607,771 as of December 31, 2016.

Net cash provided by investing activities for the year ended December 31, 2017 totaled $159,264. The activities were primarily comprised of $244,730 repayments from related parties offset by $27,611 advances to related parties and $57,855 spent on the purchase of property and equipment.

Net cash used in investing activities for the year ended December 31, 2016 totaled $1,497,974. The activities were primarily comprised of $1,632,774 spent on purchases of property and equipment, $59,825 advances to related parties, and offset by repayments from related parties of $193,722, and proceeds from disposal of property and equipment of $903.

One of our primary uses of cash in our investing activities for each period was for our purchase of property and equipment. We spent $1,574,919 less than the year of 2016 in purchasing property and equipment for the year ended December 31, 2017. In addition, during the year ended December 31, 2017, we paid $32,214 less than the year of 2016 in advance to our related parties and collected $51,008 more than the year of 2016 in repayment from our related parties.

For the year ended December 31, 2017, net cash provided by financing activities was $93,548. We received these funds from capital contributions from stockholders of $556,210 and borrowings from related parties of $3,007,354, offset by repayments to related parties of $3,470,016.

For the year ended December 31, 2016, net cash provided by financing activities was $2,549,131. We received these funds from capital contributions from stockholders of $1,861,343 and borrowings from related parties of $1,213,431, offset by repayments to related parties of $525,643.

We received $2,455,583 less than the year of 2016 from financing activities for the year ended December 31, 2017. We received capital contribution from stockholders of $1,305,133 less in 2017 than in 2016. During the year ended December 31, 2017, we received proceeds of $1,793,923 more than 2016 in borrowings from related parties, and paid $2,944,373 more than the year of 2016 in repayments to related parties.

We expect to incur additional costs associated with becoming a public company in the United States, primarily due to increased expenses related to accounting and tax services, directors and officer insurance, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

Regulatory Restrictions on Capital Injections

We plan to use proceeds from this offering to fund our business. In order to do so, we will be required to comply with the following Chinese regulations regarding capital injections to foreign-invested enterprises.

Chinese regulations relating to investments in offshore companies by Chinese residents. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Round trip Investment through Offshore Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires Chinese residents to register and update certain investments in companies incorporated outside of China with their local SAFE branch. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 37, which imposed obligations on Chinese subsidiaries of offshore companies to coordinate with and supervise any Chinese-resident beneficial owners of offshore entities in relation to the SAFE registration process.

We may not be aware of the identities of all of our beneficial owners who are Chinese residents. We do not have control over our beneficial owners and cannot assure you that all of our Chinese -resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are Chinese residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our Company who are Chinese residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese subsidiaries to fines and legal sanctions, which may be substantial. Failure to register may also limit our ability to contribute additional capital to our Chinese subsidiaries and limit our Chinese subsidiaries’ ability to distribute dividends to our Company. These risks may have a material adverse effect on our business, financial condition and results of operations.

China regulates loans to and direct investment in Chinese entities by offshore holding companies and there is governmental control of currency conversion. We are an offshore holding company conducting our operations in China through our wholly owned subsidiaries. As an offshore holding company, we may make loans and additional contributions to subsidiaries subject to certain government authorities’ registration and/or approvals, including MOFCOM, SAIC and SAFE, or their local counterparts.

Any loan to subsidiaries, which is treated as a foreign-invested enterprise under Chinese law, is subject to Chinese regulations and foreign exchange loan registrations. In January 2003, the China State Development and Reform Commission, SAFE and Ministry of Finance jointly promulgated the Circular on The Interim Provisions on the Management of Foreign Debts, or the Circular 28, limiting the total amount of foreign debt a foreign-invested enterprise may incur to the difference between the amount of total investment approved by the Ministry of Commerce or its local counterpart for such enterprise and the amount of registered capital of such enterprise, and requiring registration of any such loans with SAFE. On January 11, 2017, the People’s Bank of China (the “PBOC”), promulgated the Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Circular 9. Pursuant to PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. The PBOC Circular 9 does not supersede the Circular 28. It provides a one-year transitional period from its promulgation date for foreign-invested companies, during which foreign-invested companies, such as our WFOE, could choose their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Circular 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

We may choose to finance subsidiaries by means of capital contributions. These capital contributions must be registered with the Ministry of Commerce or its local counterpart. In March 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No.19, which became effective in June 2015. SAFE Circular No.19 regulates the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. Furthermore, SAFE promulgated a circular in June 2016, SAFE Circular No.16, which further revises some clauses in the SAFE Circular No.19. SAFE Circular No. 19 and No.16 provide that the capital-account foreign exchange incomes of a domestic enterprise shall not be used for expenditures that are forbidden by relevant laws and regulations, for purposes that are not included in the business scope approved by the applicable government authority, shall not be used for direct or indirect equity investments within China or for any other kind of investment except principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations, shall not be used for issuing RMB entrusted loans (except included in the business scope approved by the applicable government authority or issuing RMB entrusted loans to affiliated enterprises), repaying inter-enterprise loans, repaying bank loans which has been refinanced to third parties, issuing RMB loans to non-affiliated enterprises unless expressly permitted in the business scope and shall not be used to purchase real estate that is not for personal use except if the company is a real estate enterprise. In addition, SAFE supervises the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company by further focusing on ex post facto supervision and violations. Previously, for FIEs the increase of capital contribution shall be approved by MOFCOM. In 2016, the approval was changed to registration. Currently, China is holding more open and tolerate attitude toward FIEs. Even with more and more open policy toward FDI and FIEs, Circulars mentioned above may still have some limit on our ability to use the net proceeds from this offering to invest in or acquire any other Chinese companies in China, which may adversely affect our liquidity and our ability to fund and expand our business in China.

Capital Resources

As of December 31, 2017 and 2016

The following table provides selected balance sheets comparisons as of December 31, 2017 and December 31, 2016:

	December 31,		Increase
	2017	2016	(Decrease)%
	$	$	$
Current assets
Cash	504,462	88,422	416,040	471%
Tenants receivable, net	58,379	41,422	16,957	41%
Tenants receivable from related parties	119,104	152,179	(33,075)	(22)%
Prepaid expenses and other current assets	88,508	41,823	46,685	112%
Due from related parties	-	151,909	(151,909)	(100)%
Total current assets	770,453	475,755	294,698	62%
Property, plant and equipment, net	6,364,316	6,459,202	(94,886)	(1)%
Total assets	7,134,769	6,934,957	199,812	3%
Current liabilities
Accounts payable	5,906,624	4,729,914	1,176,710	25%
Accrued liabilities and other payables	641,961	453,316	188,645	42%
Sublease liabilities	248,043	71,796	176,247	245%
Due to related parties	3,231,217	2,641,231	589,986	22%
Advances from tenants	611,294	409,219	202,075	49%
Total current liabilities	10,639,139	8,305,476	2,333,663	28%
Accounts payable, non-current	204,795	335,026	(130,231)	(39)%
Deposits received from tenants, non-current	91,287	152,656	(61,369)	(40)%
Sublease liabilities, non-current	558,971	174,159	384,812	221%
Advances from tenants, non-current	140,519	133,612	6,907	5%
Deferred income, non-current	17,442	-	17,442	100%
Total liabilities	11,652,153	9,100,929	2,551,224	28%

Cash

We maintain cash in mainland China. At December 31, 2017 and 2016, bank deposits were 504,462 and $88,422, respectively.

All of our cash balances at December 31, 2017 and 2016 are in the form of RMB and held in bank accounts at financial institutions located in China. Cash held in banks in China is not insured. In 1996, the Chinese government introduced regulations relaxing restrictions on the conversion of the RMB; however restrictions still remain, including restrictions on foreign-invested entities. Foreign-invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges. Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to Chinese government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain whether Chinese regulatory authorities will impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. Accordingly, cash on deposit in banks in China is not readily deployable by us for use outside of China.

Tenants receivable, net

Tenants receivable, net as of December 31, 2017 was $58,379, an increase of $16,957, or 41%, compared to $41,422 as of December 31, 2016. This increase resulted primarily from increases in the volume of services we provide. Our revenue increased by 3% for the year ended December 31, 2017 compared to revenue for the year ended December 31, 2016.

Tenants receivable from related parties

Tenants receivable from related parties as of December 31, 2017 was $119,104, a decrease of $33,075 compared to $152,179 as of December 31, 2016. The decrease was mainly due to the collections of receivables from related parties in 2017.

Tenants receivable from related parties consisted of the following:

	December 31, 2017	December 31, 2016
Tai’an Kuwang	$106,201	$130,107
Haima	-	1,769
Shandong Tony Fun	-	14,520
Xianying Meng	12,903	5,783
Total tenants receivable from related parties	$119,104	$152,179

Prepaid expenses and other current assets, net

As of December 31, 2017, balances of prepaid expenses and other current assets were $88,508, an increase of $46,685, or 112%, compared to $41,823 as of December 31, 2016. Balance of prepaid expenses increased by $49,928, and balance of other current assets decreased by $3,243 as of December 31, 2017, as shown in the following table.

	December 31, 2017	December 31, 2016
Prepaid expenses	$71,182	$21,254
Other current assets	17,326	20,569
Total prepaid expenses and other current assets	$88,508	$41,823

 Other current assets mainly include personal income tax and social security paid in advances on behalf of employees and other miscellaneous receivables such as deposits, which include guarantee deposits, rent deposits, and security deposits for bidding customer projects.

Due from related parties

Balance of due from related parties decreased from $151,909 to $0 for the year ended December 31, 2017 compared to the year ended December 31, 2016. Such balance represents non-secured loans to related parties, which bear no interest and were due on demand.

	December 31, 2017	December 31, 2016	Variance

Tai’an Kuwang	$-	$119,543	$(119,543)
Haima	-	1,584	(1,584)
Yatiao	-	30,782	(30,782)
Total due from related parties	$-	$151,909	$(151,909)

Current assets

Current assets as of December 31, 2017 totaled $770,453, an increase of $294,698, or 62% from our December 31, 2016 balance. This increase primarily resulted from a $16,957 increase in net tenants receivable, a $416,040 increase in cash, and a $46,685 increase in prepaid expenses and other current assets, offset by a $33,075 decrease in tenants receivable from related parties and a $151,909 decrease in due from related parties.

Property and equipment, net

Net property and equipment as of December 31, 2017 were $6,364,316, a decrease of $94,886 compared to $6,459,202 as of December 31, 2016. The decrease was mainly due to the depreciation.

	December 31, 2017	December 31, 2016	Variance	%
	$	$	$
Office equipment and furniture	227,021	205,655	21,366	10%
Electronic devices	143,435	127,715	15,720	12%
Computer software	254,391	-	254,391	100%
Service facilities	373,478	349,958	23,520	7%
Leasehold improvements	6,930,380	6,448,212	482,168	7%
Total property, plant and equipment	7,928,705	7,131,540	797,165	11%
Less: accumulated depreciation	(1,564,389)	(672,338)	(892,051)	133%
Property, plant and equipment, net	6,364,316	6,459,202	(94,886)	(1)%

Sublease liabilities

We recognized sublease liabilities, including current and non-current in the amount of $807,014 as of December 31, 2017, an increase of $561,059 compared to $245,955 as of December 31, 2016. This increase primarily resulted from the increase in the rental costs expected, which was incurred under an operating sublease that exceeded anticipated revenue under the operating sublease as of December 31, 2017.

Due to related parties

Amounts due to related parties as of December 31, 2017 was $3,231,217, an increase of $589,986, or 22%, compared to $2,641,231 as of December 31, 2016. The balance of due to related parties represented expenses incurred by related parties in the ordinary course of business, expenses related parties paid on behalf of the Company as well as the loans the Company obtained from related parties for working capital purposes. The loans owed to the related parties are interest free, unsecured and repayable on demand except a loan in the amount of RMB20,000,000 (approximately $2,959,893) from Tai’an Zhongtai Jinqiao Business Management Co., Ltd., which bears a 9.85% interest rate and is due on November 25, 2018.

Accrued liabilities and other payables

Accrued liabilities and other payables mainly included wages payable, VAT payable, deposit payables and other payable at the year end. Accrued liabilities and other payables as of December 31, 2017 were $641,961, an increase of $188,645, compared to $453,316 as of December 31, 2016. The increase was mainly due to the increase of security deposits and other deposits advanced paid by tenants.

Tabular Disclosure of Contractual Obligations

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table summarizes our contractual obligations as of December 31, 2017, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual obligations	Total	2018	2019	2020	2021	2022	Thereafter
Operating leases payment	$31,080,520	$738,871	$751,852	$1,028,118	$1,400,136	$1,493,446	$25,668,097
Total	$31,080,520	$738,871	$751,852	$1,028,118	$1,400,136	$1,493,446	$25,668,097

Off-Balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Trend Information

Based on our experience and observations of the business in which we operate, we believe the following trends are likely to affect our industry and, as a result, our Company, if they continue in the future.

●	While we continue to target significant market opportunities that we believe are still available in Northern and Eastern China, we are also looking for opportunities in other regions of China. Presently, we intend to expand our business to customers located in Shandong Province, Jiangsu Province and Beijing City. We expect to benefit from rising demand for lifestyle shopping centers as a result of increasing income levels of consumers and growing populations in these cities due to urbanization.

●	Currently, our incubation training can help young entrepreneurs negotiate the hurdles that often lead to the failing of new businesses, and help them overcome the isolation and stress of starting a new business. In addition, we provide continued training for our tenants while they remain a tenant with us. We believe tenants choose us because they believe incubation training will provide them and their business access to benefits that will help start, maintain and accelerate their business.

●	Our leasing strategy involves assembling a diverse and unique mix of retail shopping tenants to attract customers, thereby generating higher sales by retail shopping center tenants. We endeavor to increase overall tenants’ sales by leasing space to a constantly changing mix of tenants, thereby increasing rents over time.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis

The material weaknesses that have been identified relate to our (i) lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP revenue recognition and (ii) lack of well-established procedures and policy to early detect and avoid related party transaction without business purpose. The material weaknesses, if not timely remedied, may lead to significant misstatements in our combined and consolidated financial statements in the future.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified in connection with the audits of our financial statements as of and for the years ended December 31, 2016 and 2017. We have hired an external qualified financial consultant to strengthen the financial reporting function. We are in progress to expedite and streamline our reporting process and develop our compliance process, including establishing accounting, business operation and information system internal control assessment framework to allow early detection, prevention and resolution of potential compliance issues. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors—Risks Related to Our Business—In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these audited consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate our estimates on an ongoing basis, including those related to revenue recognition and income taxes. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.

The critical accounting policies summarized in this section are discussed in further detail in the notes to the audited consolidated financial statements appearing elsewhere in this prospectus. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition.

 Revenue Recognition

In general, the Company commences rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. The leases have been accounted for as operating leases. Contractual rental revenue is recognized on a straight-line basis over the terms of the respective leases. Therefore, actual amounts billed in accordance with the lease during any given period may have been higher or lower than the amount of rental revenue recognized for the period. The difference by which straight-line rental revenue exceeded rents billed in accordance with lease agreements was recorded as “tenants receivable”. The difference by which rents billed in accordance with lease agreements exceeded straight-line rental revenue was recorded as “advance from tenants”. Contingent rental revenue is immaterial during the years ended December 31, 2017 and 2016 and is recorded based on the contractual cash rental payments due during the period.

The Company provides property management services and operating management services to the tenants. Operating management services mainly consist of retail-aimed training and our unique incubation-training program for small retailers and new founders of detail stores. The Company recognizes property management and operating management service revenue and other service revenue when (a) persuasive evidence that an agreement exists; (b) the services have been rendered; (c) the prices are fixed and determinable; and (d) collection is reasonably assured.

Recoveries from tenants, consisting of amounts due from tenants for water and electricity utilities, are recognized as revenue in the period during which the expenses are incurred. Tenant reimbursements are recognized and presented in accordance with guidance in ASC 605-45 “Principal Agent Considerations” (“ASC 605-45”). ASC 605-45 requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have credit risk.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, valuation of inventories and income taxes including the valuation allowance for deferred tax assets. While we believe that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Fair Value of Financial Instruments

For certain of our financial instruments, including cash, tenants receivable, tenants receivable- related parties, due from related parties, prepaid expenses and other current assets, accounts payable, accrued liabilities and other payables, sublease liabilities, due to related parties and advances from tenants, the carrying amounts approximate their fair values due to the short maturities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Foreign Currency Translation

Our consolidated financial statements are presented in United States dollar, which is our reporting currency. The functional currency of Tai’an Tony Fun, Beijing Tony Fun, Zibo Tony Fun, Shanghai Tony Fun, Nanjing Tony Fun, Hubei Rongzhida, Jinan Tony Fun and Jingqiao United Business is RMB. For Tai’an Tony Fun, Beijing Tony Fun, Zibo Tony Fun, Shanghai Tony Fun, Nanjing Tony Fun, Hubei Rongzhida, Jinan Tony Fun and Jingqiao United Business results of operations and cash flows are translated at average exchange rates during the year, assets and liabilities are translated at the unified exchange rate at the end of the year, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income. Transaction gains and losses are reflected in the consolidated statements of income.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and November 2017 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-13, and ASU 2017-14 (collectively, including ASU 2014-09, “ASC 606”). Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASC 606 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted for periods beginning after December 15, 2016. The Company elected to adopt the new standard effective January 1, 2018. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company elected adopting the standard using the full retrospective method to restate prior reporting period presented. The Company has identified its revenue streams and assessed each for the impacts. The Company does not expect the adoption of Topic 606 will have a material impact in the timing or amount of revenue recognized, including the presentation of revenues in the Company’s consolidated statements of income and comprehensive loss.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted this amendment effective January 1, 2017. The adoption did not have an impact on our consolidated financial statements and related disclosures other than for reclassification of current deferred tax items to non-current for all periods presented.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. Under ASU 2016-02, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use (ROU) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842, Leases”. These amendments affect narrow aspects of the guidance issued in the amendments in ASU 2016-02 including those regarding residual value guarantees, rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase option, variable lease payments that depend on an index or a rate, investment tax credits, lease term and purchase option, transition guidance for amounts previously recognized in business combinations, certain transition adjustments, transition guidance for leases previously classified as capital leases under Topic 840, transition guidance for modifications to leases previously classified as direct financing or sales-type leases under Topic 840, transition guidance for sale and leaseback transactions, impairment of net investment in the lease, unguaranteed residual asset, effect of initial direct costs on rate implicit in the lease, and failed sale and leaseback transactions. For entities that early adopted Topic 842, the amendments are effective upon issuance of ASU 2018-10, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. The Company is currently evaluating the impact of the adoption of ASU No. 2018-10 on its consolidated financial statements.

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. The amendments in this ASU affect the guidance issued in ASU 2016-02, Leases (Topic 842), which is not yet effective. The amendments provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The amendments also provide lessors with a practical expedient to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component in certain circumstances. For the entities that have not adopted Topic 842, the effective date for this ASU are the same as those for ASU 2016-02, which is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU No. 2018-11 on its consolidated financial statements.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 1.8% in 2017, 2.0% in 2016, and 1.6% in 2015.

Impact of Foreign Currency Fluctuations

We do not believe the impact of foreign currency fluctuations on our Company is material. Regarding rental price, we are subject to rental price risks arising from price fluctuations in the market prices of the rentals. We have generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions influenced by the overall economic conditions in China.

We do not have material export sales and almost all of our revenue was derived from our domestic sales.

Comparison of Six Months Ended June 30, 2018 and 2017

The following table presents an overview of our results of operations for the six months ended June 30, 2018 and 2017;

	For the Six months Ended June 30,		Change
	2018	2017	Amount	%
Revenues	$822,981	$597,468	$225,513	38
Revenues from related parties	211,976	246,397	(34,421)	(14)
Total revenues	1,034,957	843,865	191,092	23
Cost of revenues	1,444,122	1,508,770	(64,648)	(4)
Gross deficit	(409,165)	(664,905)	255,740	(38)

Operating expenses:
Selling expenses	290,298	254,998	35,300	14
General and administrative expenses	687,494	113,635	573,859	505
Sublease loss	69,021	515,326	(446,305)	(87)
Total operating expenses	1,046,813	883,959	162,854	18

Loss from operations	(1,455,978)	(1,548,864)	92,886	(6)

Interest Expense	(153,795)	-	(153,795)	100
Other Income	16,205	123	16,082	13,075

Loss before income tax	(1,593,568)	(1,548,741)	(44,827)	3
Income tax benefit	-	-	-	-

Net loss	$(1,593,568)	$(1,548,741)	$(44,827)	3

Revenues. For the six months ended June 30, 2018 and 2017, the Company operated in two reportable business segments: (1) leasing segment, consisting of leasing space to the tenants, providing property management service to tenants, recoveries from tenants and others, (2) operating management segment, providing operating management service to tenants, such as the retail-aimed training and the incubation-training program. Our reportable segments are strategic business units that offer different services and are managed separately based on the fundamental differences in their operations. All of our operations are conducted in the PRC.

Information with respect to these reportable business segments for the six months ended June 30, 2018 and 2017 was as follows:

	For the Six months ended June 30,
	2018	2017	Variance	%
Revenues:
Leasing	$901,576	$764,995	$136,581	18
Operating management	133,381	78,870	54,511	69
Total revenues	$1,034,957	843,865	191,092	23

Our total revenue was $1,034,957 and $843,865 for the six months ended June 30, 2018 and 2017, respectively, an increase of $191,092, or 23%. Our revenue growth in the year ended June 30, 2018 resulted primarily from increased demand for retail lease and customer demand for the shopping mall, evidenced by a large increase in our sales and an increased number of customers we were awarded. We subleased a total of 21,302 square meters retail space to 161 tenants during for the six months ended June 30, 2018, representing an increase of 35% in sublease space, and an increase of 13% in the number of tenants compared to sublease space of 15,770 square meters to 143 tenants for the six months ended June 30, 2017.

Details of our revenue for the six months ended June 30, 2018 and 2017 are as follows:

	For the Years Ended June 30,		Change
Revenues:	2018	2017	Amount	%
Rental revenue	$600,961	$466,495	$134,466	29
Property management service revenue	182,187	174,619	7,568	4
Operating management service revenue	133,381	78,870	54,511	69
Recoveries from tenants	117,135	94,003	23,132	25
Others	1,293	29,878	(28,585)	(96)
Total revenues	1,034,957	843,865	191,092	23

Cost of revenues. Our cost of revenues decreased by $64,648, or 4%, for the six months ended June 30, 2018 compared to the six months ended June 30, 2017.

Information with respect to cost of revenues by reportable business segments for the six months ended June 30, 2018 and 2017 was as follows:

	For the Six Months Ended June 30,
	2018	2017	Variance	%
Cost of revenues:
Leasing	$1,383,670	$1,476,734	$(93,064)	(6)
Operating management	60,452	32,036	28,416	89
Total cost of revenues	$1,444,122	1,508,770	(64,648)	(4)

Our cost of leasing decreased to $1,383,670 for the six months ended June 30, 2018 from $1,476,734 for the six months ended June 30, 2017. With an increase in leasing revenue, a decrease in cost of leasing mainly due to decreased rent expenses as lessor, partially offset by an increase in utility cost. The increase in utility cost was in line with the increase in recoveries from tenants. With an increase in rental revenues, the decrease in rent expenses as lessor was due to less sublease loss recognized in cost of revenues during the six months ended June 30, 2018, compared with the same period in 2017. With an increase operating management revenue, our cost of operating management service increased to $60,452 for the six months ended June 30, 2018 from $32,036 for the six months ended June 30, 2017. Our cost of revenues as a percentage of revenue was 140% and 179% for the six months ended June 30, 2018 and 2017, respectively. This decrease was primarily due to revenue growth and the corresponding lower gross loss for the six months ended June 30, 2018.

Details of our cost of revenues for the six months ended June 30, 2018 and 2017 was as follows:

	For the Six Months Ended June 30,		Change
Cost of revenues:	2018	2017	Amount	%
Rents expenses for head lessor	$1,232,483	$1,325,044	$(92,561)	(7)
Property management costs	56,224	77,621	(21,397)	(28)
Operating management costs	60,452	32,036	28,416	89
Utility cost	90,433	64,206	26,227	41
Other cost	4,530	9,863	(5,333)	(54)
Total cost of revenues	1,444,122	1,508,770	(64,648)	(4)

Gross deficit. Our gross deficit decreased from $664,905 for the six months ended June 30, 2017, to $409,165 for the six months ended June 30, 2018. This decrease was primarily due to larger amount of leases being made with a corresponding lower cost of revenues for the six months ended June 30, 2018 compared with the same period in 2017.

Selling expenses. Selling expenses were $290,298 for the six months ended June 30, 2018, and $254,998 for the six months ended June 30, 2017, an increase of $35,300, or 14%. The increase in selling expenses was mainly due to advertising and promotional expenses increased by $52,523 or 79%, and outsourcing service fee increased by $39,784 or 246%, offset by an $8,647 or 10% decrease in social security benefits for employees due to the decrease in the number of employee and a $52,382 or 105% decrease in depreciation. The Company increased outsourcing services instead of hiring more sales personnel to expend marketing network in the six months ended June 30, 2018.

General and administrative expenses. General and administrative expenses were $687,494 for the six months ended June 30, 2018, and $113,635 for the six months ended June 30, 2017, an increase of $573,859, or 505%. The increase in general and administrative expenses was mainly due to an increase in professional fees for the initial public offering, an increase in service fee, travel expense, salary and social security benefits, and office rent expense.

Professional fees increased by $413,811 or 100%, from $0 in the six months ended June 30, 2017 to $413,811 in the six months ended June 30, 2018, reflecting an increase in service fees of $150,927, an increase in auditing fee of $170,000 and an increase in consulting fee of 92,884 due to number of outside consultants required to expand our business and to prepare reports for the initial public offering. Travel expenses increased by $16,512 or 5,081%. Salary and social security benefits increased by $45,794 or 120%, and office rent expense increased by $42,507 or 679%, due to more subsidiaries being incorporated in 2018.

We anticipate that our administrative expenses, particularly those professional fees and compensation expenses, will continue to increase when we are a public reporting company in the United States.

Loss from operations. Our loss from operations was $1,455,978 for the six months ended June 30, 2018 and $1,548,864 for the six months ended June 30, 2017. Our operating loss as a percentage of total revenues was 141% for the six months ended June 30, 2018 and 184% for the six months ended June 30, 2017. The decrease in our loss from operations resulted from a smaller gross loss and an increase in our selling expenses due to the expansion and growth of our business for the six months ended June 30, 2018. Among the total loss from operations, loss from subleases was $69,021 for the six months ended June 30, 2018 and $515,326 for the six months ended June 30, 2017. Our sublease loss as a percentage of total revenues was 7% for the six months ended June 30, 2018 and 61% for the six months ended June 30, 2017 due to the Company offered less discount and increased the rate of rent for new tenants in 2018.

Net loss. Our net loss was $1,593,568 and $1,548,741 for the six months ended June 30, 2018 and 2017, representing an increase of $44,827, or 3%. The increase in net loss was primarily due to higher selling expense and higher general and administrative expenses, offset by lower gross loss and lower sublease losses as discussed above.

Liquidity and Capital Resources

Liquidity

For the six months ended June 30, 2018 and 2017

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. As of December 31, 2017, we had a working capital deficit of $9,868,686, compared to a working capital deficit of $10,615,824 as of June 30, 2018. As a result, we believe that our current cash to be generated from our operations will not be sufficient to meet our working capital needs for at least the next twelve months. We are not dependent upon the ability to borrow funds from our related parties. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies to broaden our service and strengthen our position in the marketplace. To do so, we will need more capital through equity financings to expand our activities and meet market demands.

The following table sets forth a summary of changes in our working capital from December 31, 2017 to June 30, 2018:

	June 30, 2018	December 31, 2017	Change	Percentage Change
Working capital:
Total current assets	$1,365,150	$770,453	$594,697	77%
Total current liabilities	11,980,974	10,639,139	1,341,835	13%
Working capital	$(10,615,824)	$(9,868,686)	$(747,138)	8%

Our working capital deficit increased by $747,138 to $10,615,824 at June 30, 2018 from $9,868,686 at December 31, 2017. This increase in working capital deficit was primarily attributable to:

●	An increase in account payable of $842,205;

●	An increase in accrued liabilities and other payables of $196,138;

●	An increase in due to related parties of 237,662;

●	An increase in sublease liabilities of $4,761; and

●	An increase in advances from tenants of $61,069.

Offset by:

●	An increase in cash of $113,718;

●	An increase in net tenants receivable of $224,417;

●	An increase in due from related partied of $224,972; and

●	An increase in prepaid expenses and other current assets of $31,590.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flow Summary

Six Months Ended June 30, 2018 and 2017

	For the Six Months Ended June 30,
	2018	2017
Net cash used in operating activities	$(363,038)	$(190,163)
Net cash provided by (used in) investing activities	(420,543)	16,088
Net cash provided by financing activities	886,572	105,165
Effect of exchange rate changes on cash	10,727	(184)
Net increase (decrease) in cash	$113,718	$(69,094)
Cash, beginning of the period	504,462	88,422
Cash, end of the period	$618,180	$19,328

Net cash used in operating activities for the six months ended June 30, 2018 totaled $363,038. The activities were mainly comprised of our net loss of $1,593,568, an increase in tenants receivable of $61,709, an increase in tenants receivable from related parties of $193,011, an increase in prepaid expenses and other current assets of $34,410, a decrease in non-current accounts payable of $209,292, a decrease in non-current sublease liabilities of $87,571, offset by depreciation expenses of $450,460, bad debt expense of $18,259, an increase in current accounts payable of $960,508, an increase in accrued liabilities and other payables of $226,442, an increase in advance from customers of $74,311, and an increase in non-current advances from customer of $73,109.

Net cash used in operating activities for the six months ended June 30, 2017 totaled $190,163. The activities were mainly comprised of our net loss of $1,548,741, an increase in net accounts receivable of $39,859, an increase in accounts receivable from related parties of $211,027, an increase in prepaid expenses and other current assets of $53,163, a decrease in deposits received from customer, non-current of $86,700, a decrease in non-current accounts payable of $338,408, offset by depreciation expense of $415,698, bad debt expense of $36,437, an increase in accounts payable of $1,133,202, an increase in sublease liability of $108,245, an increase in advance from customers of $33,350, and an increase in non-current sublease liabilities of $345,382.

The increase in cash out flows from our operating activities for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily resulted from our net tenants receivable and tenants receivable from related parties have increased in the six months ended June 30, 2018. As of June 30,2018, our net tenants receivable and tenants receivable from related parties totaled $401,900, accounting for 39% of total revenues for the six months ended June 30, 2018, compared to net tenants receivable and tenants receivable from related parties of $177,483 as of December 31, 2017.

The balance of net tenants receivable from third parties as of June 30, 2018 was $99,176, representing an increase of $40,797, or 70%, as compared to the balance of $58,379 as of December 31, 2017. The balance of net tenants receivable from related parties as of June 30, 2018 was $302,724, representing an increase of $183,620, or 154%, as compared to the balance of $119,104 as of December 31, 2017.

Net cash used in investing activities for the six months ended June 30, 2018 totaled $420,543. The activities were primarily comprised of $240,096 advances to related parties and $180,447 spent on the purchase of property and equipment.

Net cash provided by investing activities for the six months ended June 30, 2017 totaled $16,088. The activities were primarily comprised of $42,727 repayments from related parties, offset by 16,076 spent on purchases of property and equipment and $10,563 advanced to related parties.

One of our primary uses of cash in our investing activities for each period was for our purchase of property and equipment. We spent $164,371 more than the six months ended June 30, 2017 in purchasing property and equipment for the six months ended June 30, 2018. In addition, during the six months ended June 30, 2018, we paid $229,533 more than the six months ended June 30, 2017 in advance to our related parties and collected $42,727 less than the six months ended June 30, 2017 in repayment from our related parties.

For the six months ended June 30, 2018, net cash provided by financing activities was $886,572. We received these funds from capital contributions from shareholders of $709,234 and borrowings from related parties of $778,948, offset by capital distribution to the prior owner of subsidiary of $221,959 and repayment to related parties of $379,651.

For the six months ended June 30, 2017, net cash provided by financing activities was $105,165. We received these funds from capital contributions from shareholders of $270,467 and borrowings from related parties of $32,003, offset by repayment to related parties of $197,305.

We received $781,407 more than the six months ended June 30, 2017 from financing activities for the six months ended June 30, 2018. We received capital contribution from shareholders of $438,767 more in the six months ended June 30, 2018 than the same period in 2017. We returned capital contribution from shareholders of $221,959 more in the six months ended June 30, 2018 than the same period in 2017. During the six months ended June 30, 2018, we received proceeds of $746,945 more than the same period 2017 in borrowings from related parties, paid $182,346 more than the same period in 2017 in repayments to related parties.

We expect to incur additional costs associated with becoming a public company in the United States, primarily due to increased expenses related to accounting and tax services, directors and officer insurance, legal expenses and investor and stock-based compensation expenses. These additional expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

We have not had any foreign currency investments hedged by currency borrowings or other hedging instruments. We manage our price risks through productivity improvements and cost-containment measures.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Currently, our assets, liabilities, revenues and costs are denominated in RMB and in U.S. dollars, our exposure to foreign exchange risk will primarily relate to those financial assets denominated in U.S. dollars. Any significant revaluation of RMB against U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our common shares in U.S. dollars in the future.

Credit Risk

As of December 31, 2017, we had cash of $504,462. Our cash are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

CORPORATE HISTORY AND STRUCTURE

Our Corporate Structure

Overview

Our main business is to lease space in retail properties, and to provide operation management services and retail-aimed training for small retailers and new founders of retail stores. We mainly conduct our operations in China through our wholly owned subsidiary, Shanghai Tony Fun and its subsidiaries in China. We incorporated Tony Fun, Inc. on October 18, 2017 in the British Virgin Islands as a holding company to develop business opportunities in China. Tony Fun, Inc. owns all of the outstanding capital stock of Glory Han, our wholly owned Hong Kong subsidiary incorporated on November 16, 2017. Glory Han, in turn owns 100% of the equity interest in Shanghai Tony Fun, our operating subsidiary based in Shanghai, China. Further, Shanghai Tony Fun owns 100% of the equity interest in Beijing Tony Fun, which has seven wholly owned subsidiaries based in different cities throughout China.

Ownership and Purpose

Tony Fun, Inc. – Tony Fun, Inc. is our British Virgin Islands holding company.

Glory Han Limited (“Glory Han”) – Glory Han is our wholly owned Hong Kong subsidiary.

Shanghai Tony Fun Brand Management Co., Ltd. “Shanghai Tony Fun”) – Shanghai Tony Fun is a company incorporated in China and a wholly owned subsidiary of Glory Han. It is the parent company of Beijing Tony Fun and has no other operations at this time.

Beijing Tony Fun Investment Consulting Co., Ltd. (“Beijing Tony Fun”) – Beijing Tony Fun is a company incorporated in China and a wholly owned subsidiary of Shanghai Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Nanjing Tony Fun Consulting Co., Ltd. (“Nanjing Tony Fun”) – Nanjing Tony Fun is a company incorporated in China and a wholly owned subsidiary of Beijing Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Hubei Rongzhida Consulting Co., Ltd. (“Hubei Rongzhida”) – Hubei Rongzhida is a company incorporated in China and a wholly owned subsidiary of Beijing Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Tai’an Tony Fun Shopping Mall Co., Ltd. (“Tai’an Tony Fun”) – Tai’an Tony Fun is an operating company in China and a wholly owned subsidiary of Beijing Tony Fun. Its business scope includes commercial real estate leasing, operating management and property management.

Zibo Tony Fun Commercial Management Co., Ltd. (“Zibo Tony Fun”) – Zibo Tony Fun is a company incorporated in China and a wholly owned subsidiary of Beijing Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Tai’an Jinqiao United Business Services Co., Ltd. (“Jinqiao United Business”) – Jinqiao United Business is a company incorporated in China and a wholly owned subsidiary of Beijing Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Jinan Tony Fun Commercial Management Co., Ltd. (“Jinan Tony Fun”) – Jinan Tony Fun is a company incorporated in China and a wholly owned subsidiary of Beijing Tony Fun. Its planned business scope includes commercial real estate leasing, operating management and property management. It has limited operations at this time.

Corporate Organizational Chart

Corporate History

Beijing Tony Fun was established on February 28, 2012 under the laws of China. Its original shareholders were Mr. Zhiqiang Han and Ms. Jing Ma, who is the spouse of Zhiqiang Han, which owned 60% and 40% respectively.

Shanghai Tony Fun was established on January 9, 2018 under the laws of China. Since its formation, Shanghai Tony Fun has been registered as a Wholly Foreign-Owned Enterprise (“WFOE”) in the State Administration for Industry and Commerce (“SAIC”).

On March 16, 2018, Jing Ma, who is the spouse of Zhiqiang Han, entered into an equity transfer agreement with Shanghai Tony Fun, pursuant to which she agreed to transfer all of her equity interests in Beijing Tony Fun to Shanghai Tony Fun. On April 3, 2018, Zhiqiang Han, the other original shareholder of Beijing Tony Fun, entered into an equity transfer agreement with Shanghai Tony Fun, pursuant to which he agreed to transfer all of his equity interests in Beijing Tony Fun to Shanghai Tony Fun. After these equity transfers, Beijing Tony Fun became a wholly owned subsidiary of Shanghai Tony Fun.

Tai’an Tony Fun, was incorporated in Tai’an, Shandong Province, China, on July 28, 2014. Its original shareholders were Beijing Tony Fun, which owned 60% of the equity interests, and two individuals, Zhiqiang Han and Jing Ma, who is the spouse of Zhiqiang Han, which owned 30% and 10% respectively. On April 27, 2016, Zhiqiang Han increased his equity ownership to 58%, Jing Ma increased her equity ownership to 30% and Beijing Tony Fun’s equity ownership decreased to 12%. On March 15, 2018, Zhiqiang Han and Jing Ma entered into an equity transfer agreement, pursuant to which Jing Ma agreed to transfer all of her equity interests in Tai’an Tony Fun to Zhiqiang Han. As a result, Mr. Zhiqiang Han, owned 88% of the equity interests, and Beijing Tony Fun owned 12% of the equity interests. On April 8, 2018, Zhiqiang Han and Beijing Tony Fun entered into an equity transfer agreement, pursuant to which Zhiqiang Han agreed to transfer all of his equity interests in Tai’an Tony Fun to Beijing Tony Fun. After this equity transfer, Tai’an Tony Fun became a wholly owned subsidiary of Beijing Tony Fun.

Since its formation in 2012, Beijing Tony Fun has established several other wholly owned subsidiaries:

●	Zibo Tony Fun incorporated on December 1, 2017;

●	Nanjing Tony Fun incorporated on December 14, 2017;

●	Tai’an Jinqiao Joint Business Services incorporated on February 23, 2018;

●	Hubei Rongzhida incorporated on April 24, 2018; and
●	Jinan Tony Fun incorporated on May 14, 2018.

On December 1, 2017, Zibo Tony Fun was established in Zibo, Shandong Province, as a wholly owned subsidiary of Beijing Tony Fun.

On December 14, 2017, Nanjing Tony Fun was established in Nanjing, Jiangsu Province, as a wholly owned subsidiary of Beijing Tony Fun.

On February 23, 2018, Tai’an Jinqiao Joint Business Services was established in Tai’an, Shandong Province, as a wholly owned subsidiary of Beijing Tony Fun.

On April 24, 2018, Hubei Rongzhida was established in Jingmen, Hubei Province, as a wholly owned subsidiary of Beijing Tony Fun.

On May 14, 2018, Jinan Tony Fun was established in Jinan, Shandong Province, as a wholly owned subsidiary of Beijing Tony Fun.

OUR BUSINESS

Overview

We are a retail shopping center operator in China that seeks to form a joint business and collaborative relationship with and amongst our tenants. Our strategy is to acquire, redevelop, lease and manage well-located, retail shopping centers in Tier 3 and Tier 4 cities that generate attractive risk-adjusted returns. We renovate these commercial retail shopping centers that have generally been poorly managed, and redevelop and design them to enhance their architectural style and image through interior and exterior improvements. We then lease spaces in these properties to tenants.

We are redeveloping properties into innovative retail shopping centers that strategically rethink the types of stores to which consumers will respond. We believe that when consumers visit shopping centers and malls, they are looking for experiences that go well beyond traditional shopping. We focus our tenant mix to emphasize consumer experiences. Our retail shopping centers focus on non-designer stores and independent specialty retailers. While we believe anchor tenants, such as supermarkets that drive traffic are still key, we also see a new emphasis on a curated mix of smaller and independent specialty stores that add a sense of novelty to the shopping experience. We incorporate value-added elements that attempt to recast the mall as a life-style center, including, arts centers, arcades, childcare, multi-beauty shops, food courts, marketplace and fashion spas. These services provide an experience of leisure and entertainment that online shopping cannot provide. Additionally, we make greater use of temporary, flexible spaces that can accommodate different stores over time. Pop-up stores, showroom spaces and kiosks provide customers with a sense of the unexpected and give them a reason to treasure hunt. We believe shopping centers in China are transitioning from consumer places that only sell things to platforms that provide experiences.

Competition for tenants in malls has caused us to find new ways to attract and retain tenants. Our main tenant targets are young entrepreneurs and small retails shop owners that have sound business ideas, but lack experience and are in need of training and consulting services to improve their operational viability. To help offset this issue, we have initiated a program to train tenants, a program that we refer to as incubation training. We have dedicated employees that train and teach classes and workshops to our tenants. We believe the benefits of incubation training are two folds: it enables our tenants to attract more customers and increases sales; and it helps us attract quality tenants that develop loyalty to us. In addition, many of our successful tenants become internal trainers and share their practical experiences and strategies with other tenants. Further, our successful clients are awarded network study tours of potential supply markets for their products in larger cities such as Beijing, Shanghai and Hangzhou and in other Asian countries such as Thailand, Japan and Korea. We provide incubation training to our tenants at no charge, as one of our all-around services. We train our tenants in such disciplines as customer service, sales, store display, procurements, management and marketing. Incubation training is available at any time during the term of a tenants lease.

Our management focuses on expanding our business in Tier 3 and Tier 4 cities in China that we strategically select based on population and urbanization growth rates, general economic conditions, income and purchasing power of resident consumers, anticipated demand for lifestyle shopping malls, availability of commercial properties and commercial property prices, and governmental urban planning and development policies. Currently, we have strategically selected expansion projects in Tier 3 and Tier 4 cities in Hubei, Jiangsu, and Shandong Provinces and the city of Beijing. We expect to benefit from rising demand for lifestyle shopping centers as a result of increasing income levels of consumers and growing populations in these cities due to urbanization.

Shopping centers will never be able to compete with the endless product selection, price comparisons and always-on nature of online shopping. We believe our retail shopping centers, however, provide a valuable shared platform of entrepreneurship for tenants and value to the consumer by developing a different direction, away from commoditized shopping experiences and toward a broadened value proposition for consumers.

We have received several industry awards and have been invited to participate in several industry activities. Notable awards and activities include:

●	Tai’an Tony Fun was appraised as “Innovation and Entrepreneurship Advanced Unit of 2016” by Communist Party of China Work Councils of Caiyuan Street, Taishan District in Tai’an City and its office in 2017;

●	Tai’an Tony Fun was appraised as “Peace Street Construction Advanced Unit of 2016” by Communist Party of China Work Councils of Caiyuan Street, Taishan District in Tai’an City and its office in 2017;

●	Tai’an Tony Fun was appraised as “Advanced Unit of Year of Enhanced Responsibility Activity” by Municipal Production Safety Committee in Tai’an City in 2017;

●	Tai’an Tony Fun became a member of Greater China Shopping Mall Alliance;

●	Tai’an Tony Fun became a member of Development Committee of National Real Estate Managers Association (NREMA);

●	Tai’an Tony Fun became a member of Jinan Teaching Base of NREMA Business School;

●	Tai’an Tony Fun became a member of Commercial Real Estate Committee of NREMA;

●	Tai’an Tony Fun became a member of ZHisland Community;

●	Tai’an Tony Fun became a member of Business Operations Branch of China Commerce Association for General Merchandise (CCAGM);

●	Tai’an Tony Fun became a member of Standing Director Member of China Shopping Center Development Association of Mall China;

●	Tai’an Tony Fun was appraised as “Innovation and Entrepreneurship Advanced Unit” by Communist Party of China Work Councils of Caiyuan Street, Taishan District in Tai’an City and its office in 2018; and

●	Tai’an Tony Fun was appraised as “Production Safety Advanced Unit” by Communist Party of China Work Councils of Caiyuan Street, Taishan District in Tai’an City and its office in 2018.

Industry and Market Background

Chinese Retail Market and Opportunity

In 2017 the total retail sales of consumer goods in China reached approximately $5.7 trillion, up by 10.2% from the prior year. The retail sales of consumer goods in urban areas went up 10% from the prior year and retail sales in rural areas increased 11.8% percent from the prior year. Despite growing retail sales the impact of e-commerce on China’s traditional retail stores has been significant. China consumers conducted more of their shopping online in 2017 with e-retail sales reaching $1 trillion for the first time in its e-commerce market. Online retail sales reached $1.149 trillion in 2017, an increase of 32% from 869 billion in 2016 according to China’s Ministry of Commerce.

Despite the growing e-commerce industry in China, we believe there is significant market opportunity for us to compete and expand our business. Retail shopping centers will never be able to compete with the endless product selection, price comparisons and always-on nature of online, nor should they try. Instead, retail shopping centers need to move in a different direction, away from commoditized shopping experiences and toward a broadened experience for consumers. The shopping experience in China is no longer about buying things, which people can just do online, it is about spending time, play, dining, health-cultivation, education, and entertainment in the same environment. We believe our lifestyle focused retail shopping centers will be in greater demand, and that we will be able to take advantage of the growing retail market, despite e-commerce competition as shoppers continue to seek a unique shopping experience. Through a diverse tenant mix that provides experiences in addition to retail, we believe our retail shopping centers provide consumers with shoppable entertainment something they cannot find online or at traditional centers and malls.

Commercial Property Inventory

At the end of May 2016, vacant commercial buildings in China rose 24% to 152.2 million square meters, according to the National Bureau of Statistics. Further, according to a study published in September 2016 by the Chinese Academy of Social Sciences (CASS), many of China’s 4,000 shopping centers lack the ability to compete with online retailers. As a result, CASS estimates that up to one-third of malls could be destined for closure within the next five years.

While many shopping malls are closing in China, another 7,000 are planned for construction. The planned construction of shopping malls is partly the result of the country’s initiative to transform the economy into one driven by consumption. As a result, there is an oversupply of commercial real estate inventory for us to choose from in the markets we plan to expand into. Accordingly, we believe we will be able to obtain desirable commercial real estate to redevelop into retail shopping centers at below market rates.

Entrepreneurs

Over the past two decades, entrepreneurship in China has grown at an exponential rate. Statistics by the State Administration for Industry and Commerce show that the country saw the registration for more than 13 million new enterprises between March 2014 and February 2017, 94.6 percent of which are in the private sector, adding an average of 15,600 new enterprises on a daily basis. In addition, in 2000, total revenues earned by Chinese state-owned industrial enterprises and those in non-state-owned Chinese private enterprises were roughly the same at approximately 4 trillion RMB each. By 2013, total revenues in state-owned companies has risen six fold, while revenue in private enterprises has risen by more than 18 times. Profits for the same period demonstrated a larger delta, with state-owned entities showing a sevenfold increase in profits and non-state-owned entities increasing 23 times.

China is producing more young entrepreneurs than ever before, and from different socioeconomic backgrounds. The number of college students starting businesses directly after college increased from 1.6% in 2011 to 3% in 2017 or 200,000 out of 7.95 million college graduates became entrepreneurs. The increase in entrepreneurship is linked to both universities and the government. Xidian University, for example, encourages innovation and starting businesses to be integrated into higher education. Xidian University has established spaces where students can put their business ideas into practice. Entrepreneurship and innovation projects, publication and academic competitions are included in the university’s credit point system. In addition, the Ministry of Education issued a guide in 2016 encouraging university teachers to improve their teaching and assessment methods, transform their research into products, or even start their own business.

In addition to college educated entrepreneurs, more migrant works are returning home to start businesses. The number of migrant workers returning to home villages to start their own business has increased at a rate of 10% for the last five years. Many factors have driven migrant workers home to start businesses including greater demand for better and safer agricultural products, popularity of tourism, improved infrastructure in rural areas and improved delivery and distribution systems due to the development of information technology.

Promotion of entrepreneurship in China has also manifested itself in the government. A guideline was approved at a State Council executive meeting chaired by Premier Li Keqiang to further encourage the support for innovation and entrepreneurship. The push for mass entrepreneurship and innovation was first put forward by the Premier during the annual meeting of the New Champions 2014 in Tianjin. According to the guideline, China will put into place programs that:

●	support Chinese students overseas to return for business startups and innovation;

●	enable overseas Chinese entrepreneurs, including those from Hong Kong and Macao special administrative regions, to enjoy the same public services as local residents; and

●	expand the funding channels for enterprises, including measures to enhance credit support and related services and reform on rules for State capital to take part in venture capital investment.

In addition, the development of the industrial Internet and advanced manufacturing and land use for innovation and entrepreneurship purposes will be given priorities.

Statistics by the State Administration for Industry and Commerce show that the country saw the registration of more than 13 million new enterprises between March 2014 and February 2017, 94.6 percent of which are in the private sector.

We believe the increase in entrepreneurship in China will cause demand for retail space to increase, which we expect will, in turn, drive demand for tenancy in our retail shopping centers. In addition, we believe retail entrepreneurs will be attracted to our business model and incubation training program, which provides for an instructive, and supportive environment for entrepreneurs during the critical stages of starting up a new business.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Well Positioned to Capture Opportunities in Tier 3 and Tier 4 Cities and Counties. With the increase in consumer disposable income and urbanization rates, and consumers looking for a unique shopping experience, a market has emerged driving demand for lifestyle shopping centers in many cities throughout China. We are focused on redeveloping shopping centers into lifestyle shopping centers for this market segment and have accumulated substantial knowledge and experience about consumers’ preferences and demands of customers in these markets. We believe we can leverage our experience to capture the growth opportunities in these markets.

Experienced Management Team and Personnel with a Demonstrated Track Record. Our management team, led by our Chief Executive Officer, Zhiqiang Han, has extensive industry experience and a demonstrated track record of managing costs, adapting to changing market conditions, and redeveloping properties. In addition, Mr. Han has a vast network and understanding of the market. Our workforce is highly skilled with specialized training, designed to address complex and individualized tenant and customer issues.

Ability to Attract and Maintain Tenants. We believe our unique incubation-training program attracts young entrepreneurs to our retail shopping centers and helps maintain them as tenants because we offer the training throughout the duration of their tenancy. We believe our training provides tenants with a greater ability to achieve success because they are able to learn a multitude of skill sets to assist them in their business. In addition, we believe our incubation-training program builds loyalty with our tenants because the typical landlord tenant relationship is turned into a cooperative partnership that benefits both parties.

Adaptable Business Model to Changing Consumer Demands. The ease of buying and browsing online, price comparisons, and diverse selection has meant physical retailers have had to find a point of difference to be more attractive. Many people are going to shopping centers and malls to buy browse, socialize, and consume experiences that go well beyond traditional shopping. Our retail shopping centers offer a diversity of shopping, dining and entertainment facilities to capture this change in consumer demand.

Our Strategies

Expanding into Selected Tier 3 and Tier 4 Cities. We believe that Tier 3 and Tier 4 cities and counties present redevelopment opportunities that are well suited for our business model. Furthermore, Tier 3 and Tier 4 cities and counties currently tend to be in an early stage of market maturity and have fewer large national shopping mall owners We believe that the fragmented market and relative abundance of commercial property supply in Tier 3 and Tier 4 cities, as compared to Tier 1 and Tier 2 cities, offer more opportunities for us to generate attractive margins. We also believe that our experience affords us the opportunity to emerge as a leading retail shopping center operator in these markets. In the near future, we plan to enter into other Tier 3 and Tier 4 cities that have:

●	Increasing urbanization rates and population growth;

●	High economic growth and increasing individual income; and

●	Sustainable commercial property supply for future leases and redevelopments.

We plan to continue to closely monitor our capital and cash positions and carefully manage our cost for commercial property redevelopment construction costs and operating expenses. We believe that we will be able to use our working capital more efficiently by adhering to prudent cost management, which will help to maintain our profit margins. When selecting a commercial property for development, we will continue to follow our established internal evaluation process, including utilizing the analysis and input of our experienced management team and choosing third-party contractors through a tender process open only to bids which meet our budgeted costs.

Market Opportunity. We expect China’s latest guideline on encouraging entrepreneurial spirit and creating a favorable environment for entrepreneurship to boost the start-up for small-to-medium sized enterprises. The guideline stressed that the government will protect the legal rights and interests of entrepreneurs, ensure fair competition and strengthen protection of intellectual property rights (IPR) to encourage innovation. Over the past five years, China has made large strides encouraging innovation and entrepreneurship. Through a simpler approval process, lower corporate fees and technology-based services, the government is transforming its functions to let the market play a larger role in the economy. We believe the country’s encouragement of entrepreneurship will increase retail entrepreneurship in China and will cause demand for retail space to increase, which we expect will, in turn, drive demand for tenancy in our retail shopping centers.

Attract and retain quality tenants through incubation training. We believe our business incubation training attracts and retains tenants because it supports the start-up and early stage of new retail ventures by providing them with resources and training and a developmental environment in which they can flourish. Our incubation training can help young entrepreneurs negotiate the hurdles that often lead to the failing of new businesses, and help them overcome the isolation and stress of starting a new business. In addition, we provide continued training for our tenants while they remain a tenant with us. We believe tenants choose us because they believe incubation training will provide them and their business access to benefits that will help start, maintain and accelerate their businesses.

Leasing strategy focused on a diverse client mix. Our leasing strategy involves assembling a diverse and unique mix of retail shopping tenants in order to attract customers, thereby generating higher sales by retail shopping center tenants. High sales by retail shopping center tenants make the centers attractive to prospective renewal and new tenants, thereby increasing the rental rates that current and prospective tenants are willing to pay. We have implemented an active leasing strategy to increase the retail shopping centers’ productivity and to set minimum rents at higher levels. Elements of this strategy include seeking clients that provide customers with experiences they cannot find online such as fashion, dining and arts.

Large selection of diverse tenants. We offer a large, diverse selection of retail stores, experiences such as fashion, concerts and art, and dining to give customers a broad selection of consumer goods, food, and entertainment and a variety of price ranges. We endeavor to increase overall tenants’ sales by leasing space to a constantly changing mix of tenants, thereby increasing rents over time.

Selectively utilize our capital to improve retail properties. We intend to make capital investments where the return on such capital is accretive to our shareholders. We have significant expertise allocating capital to value-added improvements of retail properties to increase rents, extend long-term leases with major tenants and increasing occupancy. We will selectively allocate capital to revenue enhancing projects that we believe will improve the market position of a given retail shopping center property.

Selectively utilize our development capabilities for third-party commercial property opportunities. We intend to invest capital in development and re-development opportunities where we believe the return on such capital is accretive to our shareholders. We believe our experience in redevelopment will benefit us by providing opportunities to develop properties for us at higher cap rates that result in positive returns to our operations.

Our Leased Property

Tony Fun Shopping Mall

Tony Fun Shopping Mall is an approximate 526,384 square feet retail shopping center built in 2012, which we redeveloped in 2014. The 12-acre parcel is made up of 422,211 square feet of retail and 104,173 square feet of underground storage and equipment spaces, as well as parking areas in one building. Tony Fun Shopping Mall represents a life-style shopping experience with themed designs and scenic shopping places. The retail shopping center features iconic global landscapes and structures, such as the Eiffel Tower and Statute of Liberty to give the shopper a sense of belonging to a global community. Its tenants include independently owned businesses such as non-designer specialty retailers, dining, fashion, entertainment, child development and education. The retail shopping center also includes play areas for kids, an arcade and an art center. The property is located in Tai’an City. As of December 31, 2017, Tony Fun Shopping Mall was 62% occupied.

Tony Fun Shopping Mall benefits from an economy drawing from the city of Tai’an, which has an approximate population of 5.6 million. Tony Fun Shopping Mall is located in the Shandong Tai’an Development Line. The Shandong Tai’an Development Line is the key development area under the local government’s plan, which contains Tai’an Municipal Government buildings, the Convention Center, Central Business District and an entertainment center. It is also located within 4.35 miles of Tai’an railway station, a high-speed railway station with bullet trains to Beijing, Shanghai and other cities. The below tenants represent the five largest tenants at Tony Fun Shopping Mall measured by gross leasable square feet as of December 31, 2017.

1.	Tai’an ZhitongTianxia (also called as Education Plaza)

Education Plaza leases 33,045 square feet, representing 7.83% of the gross leasable square feet of Tony Fun Shopping Mall.

Annual revenue, including rental, property management and operating management service, under the lease is approximately $106,000.

The lease expires on August 31, 2022. Renewal options will be provided to the tenant two months prior to the lease expiration.

2.	Tai’an Yihe early childhood education (also called as Gymboree)

Gymboree leases 9,364.60 square feet, representing 2.22% of the gross leasable square feet of Tony Fun Shopping Mall.

Annual revenue, including rental, property management and operating management service, under the lease is approximately $27,000.

The lease expires on July 3, 2020. Renewal options will be provided to the tenant two months prior to the lease expiration.

3.	Tai’an Kuwang

Tai’an Kuwang leases 17,502 square feet, representing 4.15% of the gross leasable square feet of Tony Fun Shopping Mall

Annual revenue, including rental, property management and operating management service, under the lease is approximately $255,904.

The lease expires on March 31, 2018. Renewal options will be provided to the tenant two months prior to the lease expiration.

4.	Shandong Tony fun

Shandong Tony fun leases 31,560 square feet, representing 7.47% of the gross leasable square feet of Tony Fun Shopping Mall

Annual revenue, including rental, property management and operating management service, under the lease is approximately $145,183.

The lease expires on November 23, 2019. Renewal options will be provided to the tenant two months prior to the lease expiration.

5.	Guiqing Lv

Guiqing Lv leases 15,242 square feet, representing 3.61% of the gross leasable square feet of Tony Fun Shopping Mall

Annual revenue, including rental, property management and operating management service, under the lease is approximately $56,769.

The lease expires on September 30, 2020. Renewal options will be provided to the tenant two months prior to the lease expiration.

Our Managed Properties

Zibo Tony Fun Youthful Lifestyle Park

Zibo Tony Fun provides business management services for Zibo Tony Fun Youthful Lifestyle Park, whose owner is Shandong Haoke Limited, a related party of the Company. The shopping center consists of four floors, and the total area is approximately 159,026 square feet (14,779.37) square meters. Zibo Tony Fun is responsible for the daily management of the retailer and the tenants, including marketing and operations in order to increase the reputation and customer traffic of the shopping center. Zibo Tony Fun earns revenue by providing these services. Zibo Tony Fun Youthful Lifestyle Park was open in October 2018.

Zibo Tony Fun Youthful Lifestyle Park benefits from an economy drawing from the city of Zibo, which has an approximate population of 4.71 million. Zibo Tony Fun Youthful Lifestyle Park is part of a renovation project of Zibo City, and located in the center of the so-called “Root of Zibo” on Jinjing Avenue next to the city’s core business district.

Jinan Tony Fun Top Brand No. 1 Street

Jinan Tony Fun operates Jinan Tony Fun Top Brand No. 1 Street, an underground two floor shopping center located in the center of the business district of Jinan city, the capital city of Shandong province. Jinan Tony Fun is responsible for the daily management of the retailer and the tenants, including marketing and operations in order to increase the reputation and customer traffic of the shopping center, and earns revenue by providing these services. This shopping center was open in 2016. In November 2018, Jinan Tony Fun was engaged to efficiently manage this shopping center. Jinan Tony Fun Top Brand No. 1 Street consists of two underground floors, the total area of which is approximately 121,427 square feet (11,285 square meters).

Our Incubation-Training Model

Our teaching model is designed to promote all-around growth of our tenants’ business skill sets and knowledge. We believe tenants are unique in their abilities and have developed a holistic approach to training that promotes both business advancement and personal development. We provide subject-based courses in various business subject matters as the medium for our incubation training. Our course lectures are deigned to focus on skills such as sales, marketing, and procurement and cultivate personal attributes such as leadership, management and confidence. In addition, we provide tours and collaborative learning with our successful tenants as a means to share business ideas and strategies. This model allows our tenants to accumulate business subject matter knowledge while also developing their business capabilities and strengthen important personal traits that are necessary to operate a successful business.

Our Training Philosophy

Our goals are to further the business skills and personal development for each of our tenants to provide them with a greater likelihood to survive the challenges a new business will face and sustain long-term success. We believe the aspects of our model listed below are critical to achieving these goals.

Training Methodologies and Philosophies

Subject-Based Courses

We use a subject-based approach through lectures to teach our tenants business skills. We provide training on a wide array of subject matters to enhance the depth of our tenants’ skills. We provide training courses every month on the following topics:

●	Industry trends – The prior years sales trends are summarized along with and outlook for trends of the new year;

●	Morale and etiquette – Strategies for keeping employees morale up and proper treatment of customers;

●	Sales – Effective sales strategies are taught;

●	Procurement – Topics include ordering, purchase and inspection of goods;

●	Promotion – Promotional techniques and customizing promotional activities based upon goods sold and the current sales season;

●	Visual Marketing – Focuses on displays such as window displays and display settings based upon store type;

●	Tenant collaboration – Discussions with tenants to focus on any areas for needs and improvements;

●	Management – Focuses on team and staff management and performance evaluations;

●	Marketing – Focuses on promotional materials, including online advertisement;

●	Inventory – Focuses on sales of older inventory driven by new inventory, stocking and destocking;

●	Sales Spring – Focuses on managing the year-end sales sprint and inventory; and

●	Store Diagnosis – Prior year store performance is analyzed, issues are diagnosed and adjustments for the next year are planned.

Interactive and Cooperative Learning

We use multiple interactive teaching methodologies to facilitate learning. Our teachers, classroom scenarios, teaching tools, and displays are designed to promote tenant interaction with each other and the teacher. In addition, our teachers have abundant practical experience, and provide tenants with real case studies, business suggestions and practical tactics, and seek to solve potential problems encountered by tenants during operation, which effectively enhance learning results. We believe that cooperative and interactive learning is more enjoyable to our tenants and is more effective in conveying important or complicated subjects and skills.

Our Value Proposition

Our goals are to: 1) decrease the chance that our tenants will fail, shorten the time and reduce the cost of establishing and growing their business and increase the likelihood of their success through our incubator training; and 2) drive customers to our retail shopping centers by incorporating value-added elements that attempt to recast the retail shopping center as a life-style center.

Why tenants choose us:

●	Our training program. There are many obstacles entrepreneurs face when starting a new business such as lack of experience, supply channels, assistance, organization and management skills. Our incubation training program is attractive and important to prospective tenants and current tenants. The benefits are numerous, and among other things, can:

-	assist entrepreneurs to negotiate the business hurdles that lead to their early downfall;

-	help entrepreneurs overcome the isolation and stress of starting a new business;

-	provide access to an array of expertise, teachers, training mentors and advisors;

-	provide opportunities to capital assistance by introducing tenants to financial institutions;

-	promote faster sustainable growth and success rates of new and existing businesses; and

-	provides vital instruction of necessary business skills, such as management, procurement, sales, and space design.

●	The quality of our instructors. Our instructors possess real world experience and have a thorough understanding of our tenants. Our instructors tailor their courses to our tenants needs so that the tenants are able to apply theory into practice and successfully implement it. Our instructors care about the success of our tenants and form strong relationships with them.

●	Our business model. We believe providing customers with more shopping options and experiences in addition to retail, extends their total shopping time, leading to higher sales and a more profitable retail shopping center overall. We believe consumers are more likely to splurge on unintended purchases the longer they shop. We believe our unique mix of smaller and independent specialty stores that add a sense of novelty to the shopping center offering, and tenants that offer experiences such as fashion and arts will attract tenants to our retail shopping centers because they will benefit from the diverse tenant mix and experiences offered by our retail shopping centers.

Why consumers choose us:

●	Our tenant mix. Through a diverse tenant mix that provides experiences in addition to retail, we believe our retail shopping centers provide consumers with shoppable entertainment something they cannot find online or at traditional malls. We embrace new customer needs, and appeal to a wide range of demographics with our store offerings and experiences. For instance, the millennial crowd may be drawn to our fashion areas of the retail shopping center where they can get their nails done, whereas our older customers may enjoy the dining and leisure activities of our centers where they can relax with their friends and family.

●	Enjoyable atmosphere. We believe events like musical performances, crafts, arcades and children’s play centers create a delightful shopping experience for our customers. Cheery décor, and sociable and knowledgeable tenants contribute to the enjoyable atmosphere.

●	Well-trained and knowledgeable tenants. We believe our tenants are well trained in sales due to our incubation-training program. The volume of shopping options and opinions is overwhelming, and customers need expert guidance in making a choice. Through our incubation-training program our tenants are experienced in sales and are able to show consumers various options and choices. Our tenants act as curators, helping customers decide what matters most and making the right choice.

Growth Strategy

Our principal objective is to enhance shareholder value. We seek to maximize the financial results of our properties, while also pursuing a growth strategy that includes redevelopment of existing shopping malls.

Leasing, Management and Marketing

Our objective is to maximize cash flows from our existing properties through:

●	aggressive leasing that seeks to increase occupancy and facilitate an optimal merchandise mix;

●	originating and renewing leases at higher gross rents per square foot compared to the previous lease;

●	merchandising, marketing, sponsorship and promotional activities; and

●	actively controlling operating costs.

Redevelopments

Redevelopments represent situations where we capitalize on opportunities to increase the productivity of previously occupied space through aesthetic upgrades, retenanting and/or changing the use of the space. Many times, redevelopments can result from acquiring possession of anchor space and subdividing it into multiple spaces.

Renovations

Renovations usually include remodeling and upgrading existing facades, uniform signage, new entrances and floor coverings, updating interior décor, resurfacing parking lots and improving the lighting of interiors and parking lots. Renovations can result in attracting new retailers, increased rental rates, sales and occupancy levels and maintaining the property’s market share.

Expansions of categories

We can also generate additional revenues by expanding a property through the addition of large retail tenants in a new category. A category expansion also protects the property’s competitive position within its market.

Sales and Marketing

The focus of our sales and marketing efforts are to continue to increase public awareness of our shopping centers, spread the acceptance and influence of our brand, culture, and philosophy and of our unique incubation-training program for potential tenants. We keep a database of customers to track preferences, which allows our marketing department to make precise marketing campaigns. We obtain new customers and tenants by word-of-mouth referrals and have found that satisfied customers and tenants are loyal customers and tenants. We believe our incubation-training program helps us attract tenants we may not have been able to obtain, if we did not have the program. In addition, we encourage our entire staff from senior management to front-line staff to focus on marketing. We believe that this approach is crucial to winning and retaining customers and tenants and increases our ability to withstand competition.

In addition to our own marketing department, we use numerous platforms to advertise and promote our business including, radio, we-media and online marketing. Online marketing allows us to efficiently educate prospective customers about our shopping centers and assists us in expanding the reach of our market. We publicize and promote our retail shopping centers through media such as Ganji.com and 58.com. In addition, we rely on our website for advertising.

Competition

We believe that our independent specialty stores and focus on being a life-style center helps insulate us from general shopping mall competition. The retail real estate industry in China, however, is dynamic and competitive. We compete with numerous merchandise distribution channels, including malls, outlet centers, and community/lifestyle centers. We also compete with Internet retailing sites and catalogs that provide retailers with distribution options beyond existing brick and mortar retail properties. The existence of competitive alternatives could have a material adverse effect on our ability to lease space and on the level of rents we can obtain. This results in competition for both the tenants to occupy the properties and customers. We believe that there are numerous factors that make our commercial properties highly desirable to retailers and customers, including:

●	the quality, location and diversity of our retail shopping centers;

●	our management and operational expertise;

●	our extensive experience and relationships with retailers, partners and suppliers; and

●	our diverse tenant mix.

We face significant competition in our market from several large companies and some smaller regional competitors. Large companies like Wanda and Capitaland owns numerous properties all over China. There are barriers to entry in our market limiting the number of qualified competitors. These barriers result from the required capital to opening a shopping mall and requirements for consistent levels of service and support. We believe that our all-around services and incubation training enables us to provide tenants with a differentiated lease experience and customer support.

The principal competitive factors in our markets include:

●	the ability to provide services and courses attractive to tenants;

●	pricing for leases and goods sold at our retail shopping centers;

●	ability to find redevelopment projects and negotiate with local governments;

●	reputation in the market;

●	ability to find new tenants;

●	ability to address unique tenant needs; and

●	ability to attract customers.

Seasonality

The shopping center business is, to some extent, seasonal in nature with tenants typically achieving the highest levels of sales during the first quarter due to the Chinese New Year and fourth quarter due to the holiday season, which generally results in higher percentage rent income in the fourth quarter. Results of operations realized in any one quarter may not be indicative of the results likely to be experienced over the course of our fiscal year.

Suppliers

In China, the government controls the supply of land. Since the early 2000s, the real estate industry in China has been transitioning from an arranged system controlled by the PRC government to a more market-oriented system. At present, although the Chinese government still owns all urban land in China, land use rights with terms of up to 70 years can be granted to, and owned or leased by, private individuals and companies. Currently our leases for our shopping centers have terms of 10-20 years, which we obtained at lower than market rent.

Intellectual Property Rights

We do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. However, we protect our business interests and ensure our unique corporate culture and design. We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. We have completed the registration of two patents with the China State Intellectual Property Office for our logos. We have registered our patents under Beijing Tony Fun. Patents in China are principally protected under the Patent Law of China. The duration of a patent right is 10 years for design patent from the date of application.

We have completed the registration of 9 trademarks, with the Trademark Office of the State Administration for Industry and Commerce of the PRC, and we have applied for an additional 26 trade trademarks. We have registered all of our trademarks under Beijing Tony Fun. Our trademarks will expire at various dates between October 2022 and October 2027. Generally, these trademarks are for booth leasing, show window decoration, corporate management consulting, and advertisement services.

We have completed registration with the National Copyright Administration of the PRC for 7 copyrights. Almost all of our copyrights are being transferred to Beijing Tony Fun. Generally, these copyrights are for artwork to advertise our business.

Properties

We currently have six facilities. Our facilities are used for sales and marketing, research and development and administrative functions. All of the facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises. A summary description of our facilities locations follows:

Office	Address	Rental Term	Space

Beijing Tony Fun office	Unit 1103, Fu’er Tower, No.9 Dongsanhuan Zhong Road, Chaoyang District, Beijing	September 2018 - September 2020	1,044.74 sq. ft.

Beijing Tony Fun office	10/F, World Financial Center East Tower, No. 1, Dongsanhuan Zhong Road, Chaoyang District, Beijing	February 2018 - March 2019	322.92 sq. ft.

Tai’an Tony Fun office	7/F Office Building, Dongqili Community, Caiyuan Street, Taishan District, Tai’an City, Shandong Province	September 2014 - December 2034	7,534.73 sq. ft.

Tai’an Tony Fun office	6/F Office Building, Dongqili Community, Caiyuan Street, Taishan District, Tai’an City, Shandong Province	October 2015 - December 2034	2,828.43 sq. ft.

Tai’an Tony Fun Shopping Mall	Commercial Building, Baosheng Plaza, Dongqili Community, Caiyuan Street, Taishan District, Tai’an City, Shandong Province	August 2015 - July 2036	257,274.86 sq. ft.

Tai’an Tony Fun Shopping Mall	Commercial Building, Baosheng Plaza, Xiqili Community, Caiyuan Street, Taishan District, Tai’an City, Shandong Province	August 2015 - July 2036	269,108.26 sq. ft.

Jinan Tony Fun office	Room 2003-2004, Commercial Building 1, Evergrande Fortune Plaza, Huaiyin District, Jinan City, Shandong Province	October 2018 - October 2021	3,379.22 sq. ft.

REGULATIONS

Regulations Relating to the Leasing Industry

We are mainly engaged in the leasing and management business, which is regulated by the General Provision of the Civil Law of the PRC, the Property Law of the PRC, and the Contract Law of the PRC. Chapter 13 of the Contract Law of the PRC contains laws pertaining to leasing, including, among other matters, the leases main clauses, term, obligations of delivery, usage, and maintenance of the leased asset, payment of rent, income from the leased asset, renovation of the leased asset, defects of title, preemptive right of the lessee, subleasing and renewal, which covers most common issues arising from a lease.

On December 1, 2010, the Ministry of Housing and Urban-Rural Development issued the Administrative Measures for Commodity House Leasing (the “Measures”), which made similar but more detailed rules on leasing than Chapter 13 of the Contract Law of the PRC. A lease is required when two parties commit to a tenancy. The main clauses of a lease shall include, among other matters, the names and domiciles of the parties, the location, space, indoor facilities of the leased premises, the amounts and methods of payment of the rent, the rental deposit, safety status of the premises and indoor facilities, and the term of leasing. In addition, the parties to a lease shall stipulate the methods of settlement in the event of requisition or dismantlement of the premises. A prior written consent from the lessor is required in the event of subleasing, otherwise the lessor is entitled to terminate the lease, repossess the premises and request compensation. However, provided that the lessor intends to sell the premises within the term of the lease, a notice shall be given to the lessee within a reasonable timeframe, and the lessee enjoys the right of first refusal to acquire the premises under equivalent terms, with certain exceptions. As stipulated in the Measures, the parties to a leasing contract shall register with local authority within 30 days upon the conclusion of the lease, otherwise they may be liable to a fine up to RMB10,000.

Furthermore, the Supreme People’s Court issued the Interpretation on Several Issues Concerning the Application of Law in the Trail of Cases about Disputes Over Leases on Urban Building (the “Interpretation”) on July 30, 2009, which became effective on September 1, 2009. Pursuant to the Interpretation a lease is deemed to be invalid in the event that a premises is constructed without a permit or exceeding the scope of a permit, or a temporary premises is constructed without approval or exceeding the scope of approval, unless the relevant permit or approval is obtained prior to the first trial date. However, an unregistered lease should not be considered as a factor that could lead to an invalid lease, unless leasing registration is a condition precedent agreed upon by the parties. Within the leasing term, certain renovation is allowed contingent on the prior consent of the lessor; otherwise it could lead to termination of the lease and be subject to certain compensations. In addition, subleasing is allowed with the prior permission of the lessor, or even without such permission when the lessor knows or should have known about such subleasing and no objection to the lessee is made within six months. However, the term of a sublease should fall within the term of the lease, otherwise the excess term shall be considered invalid unless otherwise agreed upon by the parties.

Regulations on Tax

See “Taxation—People’s Republic of China Taxation.”

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (2008), the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the China Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities.

Circular 21. In 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, or Circular 21, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

Circular 13. On June 1, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment Foreign Exchange Administration Policies, or Circular 13, which delegated the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

Circular 19 & Circular 16. On March 30, 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which was implemented on June 1, 2015. Circular 19 regulates the conversion of foreign currency capital funds into RMB by a foreign-invested enterprise, and limits how the converted RMB may be used.

Furthermore, SAFE promulgated a circular on June 9, 2016, Circular on Reforming and Regulating Policies on the Administration over Foreign Exchange Settlement under Capital Accounts, or Circular 16, which further revises several clauses in Circular 19. Both Circular 19 and Circular 16 regulate that foreign exchange incomes of a domestic enterprise under their capital account shall not be used in the ways stated below:

●	For expenditures that are forbidden by relevant laws and regulations, or for purposes which are not included in the business scope approved by relevant government authority;

●	For direct or indirect equity investments within China, or for any other kinds of investments except principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations;

●	For issuing RMB entrusted loans directly or indirectly (except those included in the business scope), or for repaying inter-enterprise loans, or for repaying bank loans which has been refinanced to third parties;

●	For issuing RMB loans to non-affiliated enterprises, unless expressly permitted in the business scope;

●	For purchasing or constructing real estate which is not for personal use, in addition to those real estate enterprises.

In addition, SAFE supervises the flow and use of those RMB capital converted from foreign currency capital funds of a foreign-invested company by further focusing on ex post facto supervisions and violations, and the use the net proceeds from this offering to invest in or acquire any other Chinese companies in China is subject to the provisions under both Circular 19 and Circular 16.

Circular 3. On January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or Circular 3, which stipulated several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of China (2018), the Wholly Foreign-Owned Investment Enterprise Law (2016), and the Administrative Rules under the Wholly Foreign-Owned Investment Enterprise Law (2014).

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37. On July 4, 2014, SAFE issued Notice on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents Engaging in Overseas Financing and Investing through Round-Trip Investment via Special Purpose Companies, or Circular 37, which became effective as of July 4, 2014. According to Circular 37, Chinese residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such Chinese resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 (approximately $47,000) for an organization or up to RMB 50,000 (approximately $7,800) for an individual.

Chinese residents who control our Company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a Chinese company owned by Chinese residents in the future, such Chinese residents will be subject to the registration procedures described in Circular 37.

New M&A Regulations and Overseas Listings

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in Chinese companies and controlled directly or indirectly by Chinese companies or individuals should obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new Chinese regulation remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope of the applicability of the CSRC approval requirement.

Our China counsel, GFE Law Office, has advised us that, based on their understanding of the current Chinese laws and regulations:

●	We currently control the China Operating Companies by virtue of Glory Han Limited, which established Shanghai Tony Fun as a WFOE and then acquired 100% of the equity interests of Beijing Tony Fun. According to the New M&A Rule, when a domestic company or a domestic natural person, through an overseas company established or controlled by it, to acquire a domestic company’s equity interest which is related to or connected with it, approval from Ministry of Commerce is required. At the time of our equity interest acquisition, as the acquiree, Beijing Tony Fun was not related to or connected with the acquirer, Shanghai Tony Fun, and the incorporation of Shanghai Tony Fun and its acquisition of Beijing Tony Fun was not a scheme to circumvent any laws, rules or regulations in the PRC, in particular the New M&A Rule by way of investment in a PRC domestic company by a foreign-invested enterprise. Accordingly, we did not need the approval from Ministry of Commerce. In addition, we have received all relevant approvals and certificates required for the acquisition;

●	The CSRC approval under the New M&A Rule only applies to overseas listings of SPVs that have used their existing or newly issued equity interest to acquire existing or newly issued equity interest in Chinese domestic companies, or a SPV-domestic company share swap. Tony Fun, Inc. does not constitutes a SPV that is required to obtain approval from the CSRC for overseas listing under the New M&A Rule because there has not been any SPV-domestic company share swap in our corporate history; and

●	Notwithstanding the above analysis, the CSRC has not issued any definitive rule or interpretation regarding whether offerings like the one contemplated by this Prospectus are subject to the New M&A Rule.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their Chinese Subsidiaries

An offshore company may invest equity in a Chinese company, which will become the Chinese subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Catalogue for the Guidance of Foreign Investment Industries (2017), the Special Management Measures (Negative List) for the Access of Foreign Investment (2018), the Wholly Foreign-Owned Enterprise Law (2016) and its implementing rules, the Provisional Measures for Filing Administration of Establishment and Changes of Foreign-invested Enterprises (2018), the Interim Provision on the Domestic Investment of Foreign-invested Enterprises (2015), all as amended from time to time.

Under the aforesaid laws and regulations, the establishment and change of foreign-invested enterprises, including the increase of its registered capital, are subject to record-filing procedures, instead of prior approval requirements, provided that such establishment or change does not involve special entry administration measures. If the establishment or change of foreign-invested enterprises matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required.

Shareholder loans made by offshore parent holding companies to their Chinese subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of Chinese laws and regulations, including the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors, the Chinese Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts (the “Circular 28”), the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange, the Circular of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment; and Circular 13.

Under these regulations, the shareholder loans made by offshore parent holding companies to their Chinese subsidiaries shall be registered with SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration. Furthermore, the total amount of foreign debts that can be borrowed by such Chinese subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the Chinese subsidiaries, both of which are subject to the governmental approval or registration. On January 11, 2017, the PBOC, promulgated the Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Circular 9. Pursuant to PBOC Circular 9, the foreign debt upper limit for both foreign-invested companies and domestic-invested companies is calculated as twice the net asset of such companies. As to net assets, the companies shall take the net assets value stated in their latest audited financial statement. The PBOC Circular 9 does not supersede the Circular 28. It provides a one-year transitional period from its promulgation date for foreign-invested companies, during which foreign-invested companies, such as our WFOE, could choose their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Circular 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Regulations Relating to Intellectual Property Rights

Patent. Patents in China are principally protected under the Patent Law of China. The duration of a patent right is either 10 years (utility model or design) or 20 years (invention) from the date of application, depending on the type of patent right.

 Copyright. Copyright in China, including copyrighted software, is principally protected under the Copyright Law of China and related rules and regulations. Under the Copyright Law, for a company, the term of protection for copyright is 50 years from the first publication of its work.

Trademark. Registered trademarks are protected under the Trademark Law of China and related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names. Domain names are protected under the Administrative Measures on the Internet Domain Names (2017) promulgated by the MIIT and the Registration Implementing Measures on the Domain Names promulgated by the CNNIC. The MIIT is the major regulatory body responsible for the administration of the Chinese Internet domain names, under supervision of which the CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names.

Employee Stock Option Plans

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of Chinese citizens and non-Chinese citizens who reside in China for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the Chinese subsidiaries of such overseas listed company, and complete certain other procedures.

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Relating to Labor

Pursuant to the China Labor Law (2009), and the China Labor Contract Law (2012), a written labor contract is required when an employment relationship is established between an employer and an employee. The China Labor Law stipulates the maximum number of working hours per day and per week while other labor-related regulations and rules of China stipulate the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts, with certain exceptions. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract, with certain exceptions. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years are entitled to a 10-day paid vacation, and those who have served for more than 20 years are entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer must be compensated at three times their normal daily salaries for each waived vacation day.

Pursuant to the Regulations on Occupational Injury Insurance which was adopted in 2004 and amended in 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees, which was adopted in 1995, Chinese companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was adopted in 1999, and the Interim Measures concerning the Administration of the Registration of Social Insurance, which was adopted in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both Chinese companies and their employees are required to contribute to the social insurance plans. The aforesaid measures are reiterated in the Social Insurance Law of China, which was adopted in July 2011, which stipulates the system of social insurance of China, including basic pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. In July 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Reform Plan of the Taxation and Collection Systems of National Taxes and Local Taxes, which states that, effective from January 1, 2019, the aforesaid social insurance premiums shall be levied by the tax authorities. Under the new system, the social insurance premiums collection is likely to be stringently administrated and enforced. Pursuant to the Regulations on the Administration of Housing Fund, which was adopted in 1999 and amended in 2002, Chinese companies must register with applicable housing fund management centers and help each of their employees to establish a special housing fund account in an entrusted bank. Both Chinese companies and their employees are required to contribute to the housing funds.

Regulations Relating to Fire Control

Pursuant to the Fire Control Law of the PRC, which was promulgated on October 28, 2008 and became effective on May 1, 2009, construction companies or users of public venues, including shopping mall owners, shall apply to the local fire control department for a fire safety inspection prior to use, public venues that have not obtained a fire safety inspection or with an unqualified fire safety inspection are prohibited from being used, otherwise, an order will be given by the local authority to suspend the construction, the use and the business operation in relation to the public venues, and an additional fine of RMB 30,000 to RMB 300,000 will be imposed on such companies that constructed or used public venues without permission. Tai’an Tony Fun obtained the Qualification for Fire Control Check before Operation on Public Venues on July 15, 2016, a precedent fire safety inspection was conducted by Municipal Detachment of Public Security of Fire Control of Tai’an City before actual use of the Tony Fun Shopping Mall, and the inspection result was positive.

Regulations Relating to Sanitation Management

The Regulation on Sanitation Management of Public Venues, which was promulgated on April 1, 1987 and last amended on February 6, 2016, and its Implementation Rules (2017) regulates sanitation management of public venues such as shopping malls, hotels, coffee shops and cinemas. These regulations stipulate that public venues, except parks, gyms and public transportation facilities, should apply to the local sanitation department for a sanitation license prior to operation, which should be renewed every two years. In addition, the air condition, temperature, humidity water quality, lighting condition, noise condition, and the sanitation facilities shall fall within relative national standards, and the operator shall conduct sanitation tests regarding the aforesaid issues at least once a year. The legal representative of the public venue or the person in charge shall be responsible for the sanitation safety of the venue. The operator shall also offer sanitation related training and physical examination to their employees prior to their employment. Violations of aforesaid rules, such as operation of the venue without a sanitation license or with non-complaint sanitation conditions, or refusing the sanitation monitoring conducted by the local sanitation department, could lead to penalties such as a warning, fine (up to RMB 300,000), business suspension, revocation of its sanitation license or revoking the ability to operate a public venue depending on the severity of such noncompliance. Tai’an Tony Fun obtained its sanitation license on November 25, 2015, which was issued by the Sanitation Bureau of Mountain Taishan District, Tai’an City, with a term commencing from November 25, 2015 to November 24, 2019.

Regulations Relating to Consumer Rights Protection

Managers of public venues, including shopping mall owners, shall be subject to a series of laws and regulations regarding consumer rights protection. Pursuant to Construction Law of the PRC (2011) and the Regulation on Quality Control of Construction Projects (2017), construction projects shall not be approved for use unless it has passed the completion-based check, or the construction company shall be ordered to make corrections and shall be fined not less than 2% but not more than 4% of the contractual project price. The properties leased by Tai’an Tony Fun have obtained various applicable qualifications for completion and acceptance of their construction projects, issued by local authorities such as the Planning Bureau, Environmental Protection Bureau, and Meteorology Bureau of Tai’an City.

The Consumer Rights and Interests Protection Law of the PRC, as amended and in effect since March 15, 2014, provides that business operators of business premises such as shopping malls have obligations to protect the safety of consumers. When business operators fail to fulfill their obligations to protect the safety of consumers, which causes damage to consumers, they shall be responsible for tort liability. The Tort Liability Law of the PRC, which was enacted on December 26, 2009 and went into effect on July 1, 2010, provides that the manager of a public venue such as shopping center or the organizer of a mass activity shall assume the tort liability for any harm caused to another person as the result of its failure to fulfill the duty of safety protection. However, if the damage is caused by a third party, the third party shall assume tort liability; and the operator of the premises or manager of the mass activity shall assume joint and several liability if they failed to adequately perform their duty of safety protection. The Interpretation of the Supreme People’s Court of Some Issues concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, as effective from May 1, 2004, further provides that “the duty of safety protection” for the manager shall be within a reasonable scope, and where a third party’s tort results in an injury, “the corresponding complementary liability” for the manager shall be within a scope of his capacity to prevent or stop such injury.

The Food Safety Law of the PRC, which was enacted on April 24, 2015 and went into effect on October 1, 2015, stipulates that the sponsor of a centralized trade market, the lessor of food booths, or the organizer of a trade fair shall, as legally required, check the permits of the admitted food vendors, define their food safety management responsibilities, and on a regular basis inspect their operations and conditions. In the event the operator discovers that any food vendor violates this law, it shall stop the violation in a timely manner, and immediately file a report with the food and drug administrative department. In the event the operator, lessor or organizer fails to perform its obligations as provided above, the food and drug administrative department shall order it to take corrective action, confiscate its any illegal income received from vendors, and impose a fine of not less than RMB 50,000, but not more than RMB 200,000; if there is any serious consequence, and it shall be ordered to cease operations or its permit shall be revoked. In the event any damage is caused to the lawful rights and interests of consumers, it shall assume joint and several liability with the food vendor. Tai’an Tony Fun has obtained the License of Food Operation on April 28, 2018, which was issued by the Food and Drug Administration of Taishan District, Tai’an City, with a term commencing from the date of issue to December 30, 2020.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Zhiqiang Han (1) (2)	47	Chief Executive Officer and Chairman of the Board	2018
Guizhuang Song	31	Chief Financial Officer	2018
Zengli Guo (1) (2)	48	Independent Director	2018
Chunmiao Huang (1) (2)	54	Independent Director	2018
Hong’en Kang (1) (3) (5) (6) (7)	44	Independent Director	2018
Zhenyu Wang (1) (4) (5) (6) (7)	43	Independent Director	2018
Guofu Zhang (1) (3) (5) (6)	38	Independent Director	2018
Mingxi Zhao (1) (4) (7)	42	Independent Director	2018

(1)	The individual’s business address is 7/F, South Dongqili Community, Tony Fun Shopping Mall, 555 Taishan Street, Taishan District, Tai’an City, Shandong Province, China.

(2)	Class C director whose term expires at the 2021 succeeding annual meeting of shareholders.

(3)	Class B director whose term expires at the 2020 succeeding annual meeting of shareholders.

(4)	Class A director whose term expires at the 2019 annual meeting of shareholders.

(5)	Member of audit committee.

(6)	Member of compensation committee.

(7)	Member of nominating committee.

Zhiqiang Han. Mr. Han has served as the Chairman of Tony Fun, Inc. since October 2017 and as Chief Executive Officer since May 2018. Mr. Han has served as Chairman of Beijing Tony Fun since February 2015. Mr. Han has served as President of Tai’an Tony Fun since July 2014. Mr. Han served as General Manager of Tai’an Jinqiaocheng Commercial Management Co., Ltd. between January 2001 and June 2014. Mr. Han received his Bachelor’s degree in business administration from Beijing Normal University, and since June 2017, Mr. Han has studied executive training courses in Cheung Kong Graduate School of Business. Mr. Han was nominated as a director because of his experience serving as an executive in the commercial property industry and has extensive knowledge, experience and relationships in China’s commercial property industry.

Guizhuang Song. Mr. Song has served as Chief Financial Officer of Tony Fun, Inc. since June 2018. Between September 2014 and June 2018, Mr. Song started with senior accountant position, later moved up to director of accounting of Tai’an Tony Fun Shopping Mall Co., Ltd. Between April 2013 and August 2014, Mr. Song served as senior accountant at Tai’an Wecan Machinery Co., Ltd. Between April 2011 and April 2013, Mr. Song served as accountant of Shandong Guangming Machinery Co., Ltd. Mr. Song attended Zibo Vocational College in September 2005 and attained his associate degree in Accounting in June 2008.

Zengli Guo. Mr. Guo has served as a director of Tony Fun, Inc. since June 2018. From December 2015 until now, Mr Guo served as Vice-President of China Federation of Urban Commercial Outlets Construction Administration. Mr. Guo served as director of Beijing Mall China Information Technology Co., Ltd. beginning in 2002 and was promoted to President in April 2008. Between November 1997 and December 2001, Mr. Guo served as office director of Domestic Trade Department Commercial Electronic Technology Application Promotion Center and National Commercial Electronic Information Promotion Office. Between April 1994 and November 1997, Mr. Guo served for Domestic Trade Department Business Development Center, taking charge in organization and coordination of large nationwide conference exhibition hosted by the National Internal Trading Ministry. Between August 1992 and April 1994, Mr. Guo served as staff of the Office of Department of Business Science. Mr. Guo holds a Masters degree in World Economics from Graduate School of Central Party School and earned his college degree from Beijing Youth Politics College majoring in economic administration. Mr. Guo was nominated as a director because of his operations and management experience.

Chunmiao Huang. Mr. Huang has served as a director of Tony Fun, Inc. since June 2018. Since February 2018, Mr. Huang has served a researcher of Nanshan Medical Institute in Chengdu City, Sichuan Province. From February 2013 through February 2018, Mr. Huang was a professor at Sichuan University. From January 2009 through December 2015, Mr. Huang was a professor at Beijing University. From March 2002 through February 2008, Mr. Huang was an assistant professor at Taiwan Culture University. Mr. Huang was president of Taiwan Mental Integration Research Institute from June 1995 through December 2004. From April 1995 through February 1998, Mr. Huang served as Chief Operating Officer of Johnson & Johnson in Taiwan. Mr. Huang received his Ph.D. in business management from the University of Washington in March 2004. Mr. Huang received his Master’s degree in psychology from National Taiwan Normal University in May 1997 and graduated from National Chung Hsing University majoring in business management in June 1981. Mr. Huang is a member of Academic committee of the United Nations international organization for integrative medicine. Mr. Huang was nominated as a director because of his expertise in business management and research.

Hong’en Kang. Mr. Kang has served as a director of Tony Fun, Inc. since June 2018. From January 2018 until now Mr. Kang serves as Chairman for Shanghai Lichen Cultural Development Co., Ltd. From September 2014 through February 2017, Mr. Kang served as Chief Investment Officer and Vice President of Rongqiao Group Co. Ltd. From March 2014 through September 2014, Mr. Kang served as Chief Executive Officer of Shanghai Gushan Investment Management Co. Ltd. From August 2011 through February 2014, Mr. Kang served as vice president of Fosun Property Holdings. From May 2006 through July 2011, Mr. Kang served as Senior Vice President and Member of the Investment Decision Committee of Senda International Capital Limited. From June 2004 through April 2006, Mr. Kang served as General Manager of Investment and Development Department in Shanghai Guozhijie Investment and Development Co., Ltd. Mr. Kang received his EMBA from China Europe International Business School, and his Master’s Degree in business management from Donghua University. Mr. Kang received his bachelor’s degree in Textile Chemistry from China Textile University. Mr. Kang was nominated as a director because of his experience and relationships in the commercial property industry.

Zhenyu Wang. Mr. Wang has served as an independent director of Tony Fun, Inc since June 2018. Mr. Wang is the founder and chairman of Beijing Ruizhong Management Co. Ltd since April 2014. Mr. Wang founded Beijing Wancheng Ruishi Investment Management Co. Ltd in August 2012. From August 2010 through July 2012, Mr. Wang served as Executive General Manager of Taifa Fund Management Co. Ltd. From August 2007 through July 2010, Mr. Wang served as Deputy Director of Liantai Research Center of Peking University Guanghua School of Management. From July 2004 through May 2007, Mr. Wang served as research fellow of CCTV and Investment Director of a subsidiary of China International Television. From April 2001 through June 2003, Mr. Wang served as Investment Analyst of Beijing Tianxiang Investment Co. Ltd. From September 1998 through March 2001, Mr. Wang served as Financial Manager of China Putian Communication Industry Group. Mr. Wang received his MBA from Guanghua School of Management, Peking University, and his Bachelor’s degree in International Economics from School of Economics, Peking University. Mr. Wang was nominated as a director because of his experience in business administration and capital operation.

Guofu Zhang. Mr. Zhang has served as an independent director of Tony Fun, Inc. since June 2018. Mr. Zhang has served as Chief Financial Officer of AGM Group Holdings Inc. since April 2015. Between August 2013 and April 2015, Mr. Zhang worked as a freelance accounting consultant. Between 2009 and 2013, Mr. Zhang served as finance manager and later Chief Financial Officer of Tianli Agritech, Inc. From 2007 to April 2009, Mr. Zhang was an auditing manager of Zhong Ping Jian Hua Hao Mr. Zhang earned his Bachelor’s degree in Accounting from Renmin University of China. Mr. Zhang was nominated as a director because of his experience in financial analysis, auditing, and internal control.

Mingxi Zhao. Mr. Zhao has served as an independent director of Tony Fun, Inc. since June 2018. Mr. Zhao has served as director of Beijing Juhong Property Management Co., Ltd. since January 2018. Since January 2017, he was appointed general manager in the Northern region of Commercial Asset Management Department of Junhao Chains Real Estate Mangment Co, Ltd. (“Junbao Real Estate Company”). Between January 2012 and December 2016, Mr. Zhao served as general manager of the marketing department in Junhao Real Estate Company. Mr Zhao earned his Bachelor’s degree in Business Administration from Beijing City University. Mr. Zhao is a certified commercial investment member (CCIM), and a certified property manager (CPM). Mr Zhao was nominated as a director because of his experience and relationship in real estate industry.

Executive Compensation

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our board of directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers is measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs

In 2017, we expensed an aggregate of approximately $8,000 as salaries, bonuses and fees to our senior officers named in this prospectus. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Employment Agreements

Under Chinese laws, there are some situations where we can terminate employment agreements without paying economic compensation, such as the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement, when the employment agreement is scheduled to expire, the employee is retired in accordance with laws or the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our executive officers generally provide for a term of three years, provided that either party may terminate the agreement on 60 days notice and a salary to be paid monthly, subject to certain limitations. The agreements also provide that the executive officers are to work an average of 40 hours per week and are entitled to all legal holidays as well as other paid leave in accordance with Chinese laws and regulations and our internal work policies. Under such agreements, our executive officers may be terminated for cause without further compensation. During the agreement and for three years afterward, our executive officers are required to keep trade secrets confidential.

The contracts that we have entered into with executive officers include the following:

Employment Agreement of Zhiqiang Han

We entered into an employment agreement with Zhiqiang Han effective May 7, 2018, providing for Mr. Han to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Han’s employment agreement, Mr. Han is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 1,200,000 (approximately $185,000); and

●	Reimbursement of reasonable business expenses.

Mr. Han’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Han’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Han is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Employment Agreement of Guizhuang Song

We entered into an employment agreement with Guizhuang Song effective June 28, 2018, providing for Mr. Song to serve as the Company’s Chief Financial Officer. Under the terms of Mr. Song’s employment agreement, Mr. Song is, among other matters, to setup and oversee all financial and operational controls and metrics of the Company, maintain responsibility for all financial operations of the Company and develop and direct financial plans for the strategic growth of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

●	Annual compensation of RMB 84,000 (approximately $12,950); and

●	Reimbursement of reasonable business expenses.

Mr. Song’s employment agreement is for an initial term of three years, renewable for an additional 24 months unless either party terminates it in writing at least sixty days before the expiration of the initial term.

Additionally, Mr. Song’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Song is required to keep trade secrets confidential during the course of his employment and for a period of 36 months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of 24 months following his employment.

Board of Directors and Board Committees

Composition of Board

Our board of directors currently consists of seven directors. We expect that all current directors will continue to serve after this offering. There are no family relationships between any of our executive officers and directors.

The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Class A directors face re-election at our 2019 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2020 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2021 annual general meeting of shareholders and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our Company by making it difficult to replace members of the board of directors.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Zengli Guo, Chunmiao Huang, Hong’en Kang, Zhenyu Wang, Guofu Zhang and Mingxi Zhao are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide for benefits upon termination of employment.

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant company decisions. As such, it is important for us to our Chief Executive Officer serve on the Board as he play key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our Company and audits of the financial statements of our Company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

The audit and compensation committees are comprised of Guofu Zhang, Hong’en Kang and Zhenyu Wang. The nominating committee is comprised of Mingxi Zhao, Hong’en Kang and Zhenyu Wang. At this time, Zhenyu Wang chairs the nominating committee; Guofu Zhang chairs the audit committee; and Hong’en Kang chairs the compensation committee. Guofu Zhang qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. Shareholders shall have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	having all the powers necessary for managing and for directing and supervising, the business and affairs for the Company

●	appointing officers and determining the term of office of the officers;

●	fixing the emoluments of officers;

●	exercising all powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party;

●	designating committees of directors;

●	executing checks, promissory notes, drafts, bills of exchange and other negotiable instruments on behalf of the Company; and

●	determining that any sale, transfer, lease, exchange, or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our Company, or in which he is so interested and may vote on such motion.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Director Compensation

Officers are elected by and serve at the discretion of the board of directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended, up to a maximum of $1,000 per meeting and $2,000 per year. We did not pay our non-employee directors compensation in 2017, because the directors’ compensation will become effective upon completion of this offering.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our Memorandum and Articles of Association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

RELATED PARTY TRANSACTIONS

Related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhiqiang Han	Principle shareholder, Chief Executive Officer and Chairmen of the Board of the Company
Jing Ma	Spouse of Zhiqiang Han
Tai’an Kuwang Commercial and Trading, Co., Ltd. (“Tai’an Kuwang”)	80% owned by Zhiwei Han, a full brother of Zhiqiang Han
Xianying Meng	Spouse of Zhiyong Han, another full brother of Zhiqiang Han
Tai’an Zhongtai Jinqiao Business Management Co., Ltd. (“Zhongtai Jinqiao”)	96.67% owned by Zhiqiang Han and 3.33% owned by Jing Ma. Effective February 2018, 96.67% owned by Zhiwei Han and 3.33% owned by Xianying Meng
Tai’an Jinqiaocheng Business Management Co., Ltd. (“Jinqiaocheng”)	24% owned by Qiangzhi Han, 16% owned by Jing Ma and 60% owned by Zhongtai Jinqiao. Effective March 2018, 40% owned by Zhiqiang Han and 60% owned by Shandong Zhongtai Jinqiao
Tai’an Haima High-Tech Business Incubation Co., Ltd. (“Haima”)	51% owned by Jing Ma and 49% owned by Zhongtai Jinqiao. Effective June 2018, 99.5% owned by Jing Ma and 0.5% owned by Xianying Meng
Shandong Tony Fun Commercial Co., Ltd. (“Shandong Tony Fun”)	95% owned by Zhiwei Han, a full brother of Zhiqiang Han. Effective September 2018, 100% owned by Haima
Tai’an Chuangcheng Business Service Co., Ltd. (“Tai’an Chuangcheng”)	80% owned by Zhiwei Han, a full brother of Zhiqiang Han. Effective September 2018, 100% owned by third parties
Shandong Haoke Industrial Co., Ltd. (“Shandong Haoke”)	50% owned by Zhiwei Han, a full brother of Zhiqiang Han
Tai’an Yatiao Lifestyle Furnishing Co., Ltd. (“Yatiao”)	51% owned by Chunying Qu, a cousin of Jing Ma

Years Ended December 31, 2017 and 2016

i) Revenues from related parties and tenants receivable from related parties

The Company provides commercial property lease, property management and operating management services to Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng. For the years ended December 31, 2017 and 2016, the Company generated related party revenues from Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng in a total amount of $501,064 and $163,072, respectively. Corresponding net tenants receivable from Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng amounted to $119,104 and $152,179 as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, net revenues from related parties and tenants receivable from related parties, consisted of the following:

	December 31, 2017	December 31, 2016
Tai’an Kuwang	$254,454	$140,830
Haima	21,723	2,048
Shandong Tony Fun	218,729	14,428
Xianying Meng	6,158	5,766
Total revenues - related parties	$501,064	$163,072

	December 31, 2017	December 31, 2016
Tai’an Kuwang	$106,201	$130,107
Haima	-	1,769
Shandong Tony Fun	-	14,520
Xianying Meng	12,903	5,783
Total tenants receivable from related parties	$119,104	$152,179

(ii) Due from related parties

The balance due from related parties represents non-secured short-term loans to the related parties, which bear no interest and were due on demand. As of December 31, 2017 and 2016, due from related parties totaled $0 and $151,909, respectively, as follows:

Related Party	December 31, 2017	December 31, 2016
Tai’an Kuwang	$-	$119,543
Haima	-	1,584
Yatiao	-	30,782
Total due from related parties	$-	$151,909

During the years ended December 31, 2017 and 2016, the Company directly made loans in the amount of $18,737 and $55,505 to Tai’an Kuwang, respectively. During the years ended December 31, 2017 and 2016, Tai’an Kuwang collected rent from tenants on behalf of the Company in the amount of $1,811 and $203,045, respectively, and repaid to the Company in the amount of $143,397 and $189,268, respectively. As of December 31, 2017, the balance due from Tai’an Kuwang was $0.

During the years ended December 31, 2017 and 2016, the Company directly made loans in the amount of $1,776 and $1,656 to Haima, respectively. During the year ended December 31, 2017, Haima repaid the loans to the Company in the amount of $3,404. As of December 31, 2017, the balance due from Haima was $0.

During the years ended December 31, 2017 and 2016, the Company directly made loans in the amount of $7 and $798 to Yatiao, respectively, and Yatiao repaid the loans to the Company in the amount of $31,639 and $2,181 during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017, the balance due from Yatiao was $0.

(iii) Due to related parties

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expenses and capital additions paid by on behalf of the Company as well as loans the Company obtained from related parties. The balances owed to the related parties are unsecured, non-interest bearing and payable on demand except a loan in the amount of RMB20,000,000 (approximately $2,959,893) from Zhongtai Jinqiao (specified in the paragraphs below). As of December 31, 2017 and 2016, due to related parties totaled $3,231,217 and $2,641,231, respectively, as follows:

Related Party	December 31, 2017	December 31, 2016
Tai’an Kuwang	$3	$-
Zhongtai Jinqiao	3,073,896	1,128,972
Jinqiaocheng	-	378,359
Shandong Tony Fun	-	310
Chuangcheng	-	25,685
Jing Ma	134,386	1,099,149
Zhiqiang Han	15,247	8,756
Shandong Haoke	7,685	-
Total due to related parties	$3,231,217	$2,641,231

During the year ended December 31, 2017, Zhongtai Jinqiao lent non-interest bearing loans in the amount of $32,559 to the Company. On December 25, 2017, Zhongtai Jinqiao loaned RMB20,000,000 (approximately $2,959,893) to the Company, which bears a 9.85% interest rate and is due on November 25, 2018. During the years ended December 31, 2017 and 2016, Zhongtai Jinqiao paid expenses on behalf of the Company in the amount of $680,189 and $868,023, respectively. During the years ended December 31, 2017 and 2016, the Company repaid Zhongtai Jinqiao in the amounts of $1,932,110 and $51,447, respectively.

During the years ended December 31, 2017 and 2016, the Company obtained loans from Jing Ma in the amount of $7,502 and $1,130,411, respectively. In addition, Jing Ma paid expenses of $536 and $542 on behalf of the Company during the years ended December 31, 2017 and 2016, respectively. During the years ended December 31, 2017 and 2016, the Company repaid the loans to Jing Ma in the amount of $1,013,839 and $454,315, respectively.

(iv) Advance from tenants - related parties

As of December 31, 2017 and 2016, advance from customers - related parties amounted $40,489 and $0, respectively, as follows:

Related Party	December 31, 2017	December 31, 2016
Haima	$702	$-
Shandong Tony Fun	39,787	-
Total advanced from tenants - related parties	$40,489	$-

Six Months Ended June 30, 2018 and 2017

i) Revenues from related parties and tenants receivable from related parties

The Company provides commercial property lease, property management and operating management services to Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng. For the six months ended June 30, 2018 and 2017, the Company generated related party revenues from Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng in a total amount of $211,976 and $246,397, respectively. Corresponding net tenants receivable from Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng totally amounted to $302,724 and $119,104 as of June 30, 2018 and December 31, 2017, respectively. As of June 30, 2018 and 2017, net revenues from related parties and tenants receivable from related parties, consisted of the following:

	June 30, 2018	June 30, 2017
Tai’an Kuwang	$95,462	$121,010
Haima	13,137	10,827
Shandong Tony Fun	101,476	111,449
Xianying Meng	1,901	3,111
Total revenues - related parties	$211,976	$246,397

	June 30, 2018	December 31, 2017
Tai’an Kuwang	$198,770	$106,201
Haima	10,444	-
Shandong Tony Fun	86,568	-
Xianying Meng	6,942	12,903
Total tenants receivable from related parties	$302,724	$119,104

On June 28, 2018, the Company entered into a business management services agreement with Shandong Haoke, pursuant to which the Company was entrusted to manage Shandong Haoke’s property, a shopping center with a four floor, a total area of 159,026 square feet (14,779.37 square meters), located at 96 Jinjing Avenue, Zhangdian District, Zibo City. The service agreement term starts from July 1, 2018 to June 30, 2028. The management service fee for the first three years is RMB 0.2 per day per square meter charging for the leased area. The management service fee for the second three years will be RMB 0.4 per day per square meter charging for the leased area. The management service fee for the remaining four years will be RMB 0.6 per day per square meter charging for the leased area. In addition to the management service fee, the Company also obtains annual bonus of 20% of net income of the shopping center.

(ii) Due from related parties

The balance due from related parties represents non-secured short-term loans to the related parties, which bear no interest and were due on demand. As of June 30, 2018 and December 31, 2017, due from related parties totaled $224,972 and $0, respectively, as follows:

Related Party	June 30, 2018	December 31, 2017
Tai’an Kuwang	$18	$-
Haima	2,673	-
Jingqiaocheng	617
Jing Ma	78,638	-
Shangdong Haoke	143,026	-
Total due from related parties	$224,972	$-

 As of the date of the filing, all the balance of due from related party have been collected in full.

(iii) Due to related parties

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expenses and capital additions paid by on behalf of the Company as well as loans the Company obtained from related parties. The balances owed to the related parties are unsecured, non-interest bearing and payable on demand except for a loan in the amount of RMB20,000,000 (approximately $2,959,893) from Zhongtai Jinqiao (see detail below). As of June 30, 2018 and December 31, 2017, due to related parties totaled $3,468,879 and $3,231,217, respectively, as follows:

Related Party	June 30, 2018	December 31, 2017
Tai’an Kuwang	$-	$3
Zhongtai Jinqiao	3,030,762	3,073,896
Shandong Tony Fun	23,567	-
Chuangcheng	7,859	-
Jing Ma	-	134,386
Zhiqiang Han	406,691	15,247
Shandong Haoke	-	7,685
Total due to related parties	$3,468,879	$3,231,217

On December 25, 2017, Zhongtai Jinqiao loaned RMB20,000,000 to the Company, which bears a 9.85% interest rate and is due on November 25, 2018. $153,795 interest expense was incurred and paid off during the six months ended June 30, 2018. During the six months ended June 30, 2018 and 2017, Zhongtai Jinqiao paid expenses of $14,055 and $393,559 on behalf of the Company, and the Company repaid to Zhongtai Jinqiao in the amount of $4,487 and $20,444, respectively. As of June 30, 2018 and December 31, 2017, the Company owed Zhongtai Jinqiao in a total amount of $3,030,762 and $3,073,896, respectively.

During the six months ended June 30, 2018, the Company obtained loans from Zhiqiang Han and Jing Ma in the amount of $763,985 and $3,141, respectively. Zhiqiang Han and Jing Ma paid expenses of $10,687 and $1,553, respectively, on behalf of the Company. In addition, the Company repaid to Zhiqiang Han in the amount of $361,637 during the six months ended June 30, 2018. On April 30, 2018, the Company reached a debt forgiveness agreement with Zhiqiang Han and Jing Ma, pursuant to which Zhiqiang Han and Jing Ma agreed to forgive the debt of RMB99,200 (approximately $15,670) and RMB874,368 (approximately $138,118),respectively. The Company considered the forgiveness as contributions to capital and recorded the amount as additional paid in capital. As of June 30, 2018, the Company owed Zhiqiang Han and Jing Ma in the amount of $406,691 and $0, respectively.

During the six months ended June 30, 2017, the Company did not obtain any loan from Zhiqiang Han and Jing Ma. Zhiqiang Han and Jing Ma paid expenses of $0 and $265 on behalf of the Company. The Company repaid to Zhiqiang Han and Jing Ma in the amount of $0 and $132,160 during the six months ended June 30, 2017.

(iv) Advance from tenants - related parties

As of June 30, 2018 and December 31, 2017, advance from tenants - related parties amounted $0 and $40,489, respectively, as follows:

Related Party	June 30, 2018	December 31, 2017
Haima	$-	$702
Shandong Tony Fun	-	39,787
Total advanced from tenants - related parties	$-	$40,489

PRINCIPAL STOCKHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of December 27, 2018, and as adjusted to reflect the sale of the common shares offered by us in this offering, for:

●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally define beneficial ownership to include any shares over which a person exercises sole or shared voting or investment power. Such determination is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Two of our record stockholders are incorporated in the British Virgin Islands that own in the aggregate 1.07% of our common shares.

Applicable percentage ownership prior to the offering is based on 14,510,000 common shares outstanding as of the date of this filing. The table also lists the percentage ownership after this offering based on 15,510,000 common shares outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional common shares from us in this offering. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Tony Fun, Inc., 555 Taishan Street, Tai’an City, Shandong Province, People’s Republic of China 271000.

c/o Tai’an Tony Fun Shopping Mall Co., Ltd.

555 Taishan Street, Tai’ an City, Shandong Province

People’s Republic of China 271000

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name of Beneficial Owner	Common Shares	Percentage	Percentage
Directors and executive officers:
Zhiqiang Han	6,827,914	47.06%	44.02%
Chunmiao Huang	50,000	*	*
Zengli Guo	88,888	*	*
Hong’en Kang	88,888	*	*
Zhenyu Wang	66,666	*	*
Guofu Zhang	0	*	*
Mingxi Zhao	32,240	*	*
Guizhuang Song	0	*	*
All directors and executive officers as a group (8 persons):	7,154,596	49.31%	46.13%
Other 5% or greater beneficial owners:
Xiumei Lan	1,450,000	9.99%	9.35%
Other 5% or greater beneficial owners as a group	1,450,000	9.99%	9.35%

*	Less than 1%.

DESCRIPTION OF SHARE CAPITAL

We were incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on October 18, 2017 under the name “Tony Fun, Inc.”, company no. 1958193. As of the date of this prospectus, we are authorized to issue a maximum of 500,000,000 common shares, $0.001 par value per share.

The following are summaries of the material provisions of our Memorandum and Articles of Association that will be in force at the time of the closing of this offering and the BVI Act, insofar as they relate to the material terms of our common shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their common shares. At the completion of this offering, there will be15,510,000 common shares issued and outstanding.

Listing

We have received approval to list our common shares on the NASDAQ Capital Market under the symbol “TONY” provided that we pay the balance of our entry fee and show that we will have 300 round-lot shareholders prior to our first day of trading. We cannot guarantee that we will be successful in listing the common shares; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the common shares is Vstock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598.

Distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share which such shareholder holds. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Directors

Our directors are not required to hold a share as a qualification for office. With regards to conflicts of interest, our directors are entitled to vote a matter relating to an interested transaction.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than on 1/3 of the issued common shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If there shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either British Virgin Islands law or our Memorandum and Articles of Association.

Transfer of common shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale—Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless the person transferring the shares has failed to pay any amount due in respect of any of those shares.

Liquidation

As permitted by British Virgin Islands law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on common shares and forfeiture of common shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption of common shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to a resolution passed at a meeting by the holders of not less than fifty percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

●	amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our memorandum, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

●	subject to our memorandum, consolidate our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

Our Memorandum and Articles of Association do not entitle us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Under British Virgin Islands Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (our charter), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association (our charter) on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our Memorandum and Articles of Association (our charter) authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Part IX of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Memorandum or Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have twenty days from the dates of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the twenty days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty days, then the company and the shareholder shall, within twenty days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation. Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

●	Prejudiced members: A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside. There is no similar provision under Delaware law.

●	Derivative actions: Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it. We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative action in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders. Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the Board of Directors of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

●	Just and equitable winding up: In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.

Directors’ fiduciary duties

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner that contravenes the BVI Act or our Memorandum and Articles of Association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

British Virgin Islands law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

The British Virgin Islands law does not expressly permit cumulative voting for directors, our Memorandum and Articles of Association do not provide for cumulative voting as well. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75 percent of the vote of the shareholders entitled to vote or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and our memorandum and articles of association do not expressly provide for the same protection afforded by Delaware business combinations statute.

Dissolution; Winding Up

Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for shares of our common shares. Future sales of substantial amounts of shares of our common shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future.

We will have 14,510,000 shares of our common shares outstanding immediately after the closing of this offering. Of these shares, all of the 15,510,000 shares that we are selling in our initial public offering, plus any shares sold by us upon exercise of the underwriters’ option to purchase additional common shares, may be resold in the public market immediately following our initial public offering. The common shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Since those restricted securities are not a part of this offering, they are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

●	on the date of this prospectus, none of these restricted securities will be available for sale in the public market;

●	91 days after the date of this prospectus, common shares held by non-officer or director shareholders subject to the terms of the lock-up agreements; and

●	181 days after the date of this prospectus, an additional common shares held by officer and director shareholders subject to the terms of the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 180 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of our Company at the time of sale, or at any time during the preceding three months, and who has beneficially owned restricted shares for at least six months, would be entitled to sell within any three-month period a number of our common shares that does not exceed the greater of 1% of the then outstanding common shares or the average weekly trading volume of common shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. In addition, sales by our affiliates may be subject to the terms of lock-up agreements. See “Shares Eligible for Future Sale – Lock-Up Agreements.”

A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his or her common shares for at least six months, would be entitled under Rule 144 to sell such shares without regard to any manner of sale, notice provisions or volume limitations described above. Any such sales must comply with the public information provision of Rule 144 until our common shares have been held for one year.

Rule 701

Securities issued in reliance on Rule 701 are also restricted and may be sold by shareholders other than affiliates of our Company subject only to manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its six-month holding period requirement.

Lock-Up Agreements

Our directors, executive officers and shareholders of 5% and more of our outstanding common shares will enter into lock-up agreements with the representative of the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, agree, subject to certain exceptions, not to: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common shares (including common shares which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the foregoing securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares; or (4) publicly disclose the intention to do any of the foregoing.  See “Underwriting” for a description of the lock-up provisions.

TAX MATTERS APPLICABLE TO U.S. HOLDERS OF OUR COMMON SHARES

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax matters related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Haneberg Hurlbert PLC, our U.S. and British Virgin Islands counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law and British Virgin Islands tax law, and of GFE Law Office, our China counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

China Enterprise Income Tax

According to the EIT Law, which was promulgated on March 16, 2007, became effective on January 1, 2008 and last amended on February 24, 2017, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. The Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Tony Fun, Inc. and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the EIT Rules define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, on April 22, 2009 which provides that a foreign enterprise controlled by a Chinese company or a Chinese company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if all of the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in China;

●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in China;

●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and

●	more than half of the enterprise’s directors or senior management with voting rights frequently reside in China.

We do not believe that we meet the conditions outlined in the preceding paragraph since Tony Fun, Inc. does not have a PRC enterprise or enterprise group as its primary controlling shareholder. Further, Tony Fun, Inc. is a holding company incorporated outside China and its key assets are its ownership interests in its subsidiaries, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained outside China. In addition, we are not aware of any offshore holding companies with a corporate structure similar to the Company that has been deemed a China “resident enterprise” by the Chinese tax authorities.

If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, unless it qualifies for certain exceptions. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

China VAT

Pursuant to the Provisional Regulations on Value Added Tax (“VAT”) of China effective as of November 19, 2017, the Detailed Rules for the Implementation of the Provisional Regulation of China on VAT last amended on October 28, 2011 and effective as of November 1, 2011, the Notice of Adjustment on VAT Rate and the Notice of Unite the Standard on Small-scale VAT Taxpayer all of which were issued by Ministry of Finance and State Administration of Taxation on April 4, 2018, and effective from May 1, 2018, all entities or individuals in China engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated as “output VAT” minus “input VAT”, the uniform rate of VAT for sale and import of goods or provision of services is 16%, a 3% VAT rate for small-scale taxpayers, and a 6% VAT rate for the sale of services and intangible assets, other VAT rates could be applicable if they are qualified for certain exceptions. The rate of VAT for the China Operating Companies is as follows

Company Name	VAT rate	Scope of application
Shanghai Tony Fun	3%	Small-scale taxpayer
	5%	Parking area
Beijing Tony Fun	3%	Small-scale taxpayer
Tai’an Tony Fun	16%	Sale of goods, provision of services
	5%	Lease of real estate
	6%	Sale of services and intangible assets
	3%	VAT tax rate on water
Nanjing Tony Fun	3%	Small-scale taxpayer
Zibo Tony Fun	5%	Lease of real estate, parking area
	3%	Small-scale taxpayer
Jinan Tony Fun	3%	Small-scale taxpayer
Hubei Rongzhida	5%	Lease of real estate, parking area
	3%	Small-scale taxpayer
Jinqiao United Business	3%	Small-scale taxpayer

People’s Republic of China Taxation

Under the EIT law and EIT Rules, both of which became effective on January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%, unless they qualify for certain exceptions. We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends from our Chinese subsidiaries. The EIT Law and EIT Rules provide that China-sourced income of foreign enterprises, such as dividends paid by a Chinese subsidiary to its equity holders that are non-resident enterprises, will normally be subject to Chinese withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has tax treaty with China that provides for a different withholding arrangement.

British Virgin Islands Taxation

The company and all distributions, interest and other amounts paid by the Company in respect of the shares of the Company to persons who are not residents in the British Virgin Islands are exempt from all provisions of the Income Tax Ordinance in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not residents in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from payment of stamp duty in the British Virgin Islands provided that they do not relate to real estate in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	a dealer in securities or currencies;

●	a person whose “functional currency” is not the United States dollar;

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or in the event we are deemed to be a Chinese “resident enterprise” under the China tax law, we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will generally be capital gain or loss. Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate U.S. Holders who have held common shares for more than one year may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2015. Our actual PFIC status for the current taxable years ending December 31, 2015 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in ordinary income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted tax basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted tax basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your tax basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621 to report your ownership of our common shares as well as distributions received on the common shares, any gain realized on the disposition of the common shares, any PFIC elections you would like to make in regard to the common shares, and any information required to be reported pursuant to such an election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to common shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold shares. U.S. Holders are urged to consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on the applicable IRS Form W-8BEN.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Vcorp Agent Services, Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

GFE Law Office, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

GFE Law Office has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. Accordingly, there is uncertainty whether China courts will recognize or enforce judgments of United States or British Islands Courts because China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. GFE Law Office has further advised us that under Chinese law, Chinese courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of Chinese law or national sovereignty, security or social public interest.

We have been advised by Haneberg Hurlbert PLC, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is not automatically enforceable in the British Virgin Islands. We have also been advised by Haneberg Hurlbert PLC that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

UNDERWRITING

EXPENSES RELATED TO THIS OFFERING

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discounts and commissions) will be as follows. With the exception of the filing fees for the U.S. Securities Exchange Commission, FINRA and NASDAQ, all amounts are estimates.

U.S. Securities and Exchange Commission registration fee	$1,773
FINRA filing fee	$4,100
NASDAQ listing fee	$70,000
Legal fees and expenses for Chinese counsel	$80,000
Legal fees and expenses for BVI counsel	$10,000
Legal fees and expenses for U.S. counsel	$310,000
Accounting fees and expenses	$270,000
Printing fees and expenses	$50,000
Miscellaneous	$4,127
Total	$800,000	*

*	Estimated

LEGAL MATTERS

Certain matters as to U.S. federal law in connection with this offering will be passed upon for us by Haneberg Hurlbert PLC, 1111 E. Main St., Suite 2010, Richmond, VA 23219. The validity of the shares and certain legal matters relating to the offering as to British Virgin Islands law will be passed upon for us by Haneberg Hurlbert PLC. Certain legal matters relating to the offering as to Chinese law will be passed upon for us by GFE Law Office, People’s Republic of China. Haneberg Hurlbert PLC may rely upon GFE Law Office with respect to matters governed by Chinese law. [●] has acted as counsel for the underwriters with respect to this offering.

EXPERTS

Financial statements as of December 31, 2017 and 2016, and for the years then ended appearing in this prospectus, have been included herein and in the registration statement in reliance upon the report of MaloneBailey LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing. MaloneBailey LLP has been our independent auditor since 2018. MaloneBailey LLP’s address is 9801 Westheimer Rd., Houston, TX 77042.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Financial Statements

TONY FUN, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of

Tony Fun, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tony Fun, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, a significant accumulated deficit and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2018.

Houston, Texas

December 28, 2018

TONY FUN, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016

ASSETS

CURRENT ASSETS:
Cash	$504,462	$88,422
Tenants receivable, net	58,379	41,422
Tenants receivable from related parties	119,104	152,179
Due from related parties	-	151,909
Prepaid expenses and other current assets	88,508	41,823
Total Current Assets	770,453	475,755

Property and equipment, net	6,364,316	6,459,202
Total Non-current Assets	6,364,316	6,459,202
Total Assets	$7,134,769	$6,934,957

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$5,906,624	$4,729,914
Accrued liabilities and other payables	641,961	453,316
Sublease liabilities	248,043	71,796
Due to related parties	3,231,217	2,641,231
Advances from tenants	611,294	409,219
Total Current Liabilities	10,639,139	8,305,476

Accounts payable, non-current	204,795	335,026
Deposits received from tenants, non-current	91,287	152,656
Sublease liabilities, non-current	558,971	174,159
Advances from tenants, non-current	140,519	133,612
Deferred income	17,442	-
Total Non-current Liabilities	1,013,014	795,453
Total Liabilities	11,652,153	9,100,929

STOCKHOLDERS’ DEFICIT:
Common stock, $0.001 par value, 500,000,000 shares authorized, 14,510,000 shares issued and outstanding at December 31, 2017 and 2016	14,510	14,510
Additional paid-in capital	3,215,525	2,659,315
Accumulated deficit	(7,678,311)	(4,999,452)
Accumulated other comprehensive income (loss)	(69,108)	159,655

Total Stockholders’ Deficit	(4,517,384)	(2,165,972)

Total Liabilities and Stockholders’ Deficit	$7,134,769	$6,934,957

The accompanying notes are an integral part of these consolidated financial statements

TONY FUN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended December 31,
	2017	2016

Revenues	$1,269,585	$1,227,991
Revenues from related parties	501,064	163,072
Total revenues	1,770,649	1,391,063
Cost of revenues	2,750,871	2,830,873
Gross loss	(980,222)	(1,439,810)

Operating expenses:
Selling expenses	643,774	1,185,547
General and administrative expenses	318,784	255,961
Sublease loss	717,494	311,173
Total operating expenses	1,680,052	1,752,681

Loss from operations	(2,660,274)	(3,192,491)

Other expense	18,585	14,102

Loss before income tax	(2,678,859)	(3,206,593)

Income tax expense	-	-

Net loss	$(2,678,859)	$(3,206,593)

Comprehensive loss
Net loss	$(2,678,859)	$(3,206,593)
Other comprehensive loss:
Foreign currency translation adjustment	(228,763)	(141,948)

Comprehensive loss	$(2,907,622)	$(3,348,541)

Net loss per common share:
Net loss per share - basic and diluted	$(0.18)	$(0.22)
Weighted average common shares outstanding	14,510,000	14,510,000

The accompanying notes are an integral part of these consolidated financial statements

TONY FUN, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Shares		Additional		Accumulated Other	Total
	Number of		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Income (Loss)	Deficit
Balance, December 31, 2015	14,510,000	$14,510	$797,972	$(1,792,859)	$301,603	$(678,774)

Capital contribution from stockholders	-	-	1,861,343	-	-	1,861,343

Net loss	-	-	-	(3,206,593)	-	(3,206,593)

Foreign currency translation adjustment	-	-	-	-	(141,948)	(141,948)

Balance, December 31, 2016	14,510,000	$14,510	$2,659,315	$(4,999,452)	$159,655	(2,165,972)

Capital contribution from stockholders	-	-	556,210	-	-	556,210

Net loss	-	-	-	(2,678,859)	-	(2,678,859)

Foreign currency translation adjustment	-	-	-	-	(228,763)	(228,763)

Balance, December 31, 2017	14,510,000	$14,510	$3,215,525	$(7,678,311)	$(69,108)	$(4,517,384)

The accompanying notes are an integral part of these consolidated financial statements

TONY FUN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year Ended December 31,
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,678,859)	$(3,206,593)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	815,455	678,493
Bad debt expense	89,871	2,675
Gain on disposal of property and equipment	-	(184)
Changes in assets and liabilities:
Tenants receivable	(105,329)	(249,424)
Tenants receivable from related parties	41,697	(159,067)
Prepaid expenses and other current assets	(44,491)	6,571
Accounts payable	1,117,105	1,323,920
Accrued liabilities and other payables	416,833	254,630
Sublease liabilities	165,063	75,046
Advances from tenants	168,097	(310,644)
Deposits received from tenants, non-current	(68,973)	159,566
Deferred income, non-current	16,795	-
Accounts payable, non-current	(147,083)	350,191
Sublease liabilities, non-current	359,269	182,042
Advances from tenants, non-current	(1,996)	(121,178)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	143,454	(1,013,956)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(57,855)	(1,632,774)
Proceed from disposal of property and equipment	-	903
Advances to related parties	(27,611)	(59,825)
Repayments from related parties	244,730	193,722

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	159,264	(1,497,974)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions from stockholders	556,210	1,861,343
Proceeds from related parties	3,007,354	1,213,431
Repayments to related parties	(3,470,016)	(525,643)

NET CASH PROVIDED BY FINANCING ACTIVITIES	93,548	2,549,131

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	19,774	110

NET INCREASE IN CASH	416,040	37,311

CASH, BEGINNING OF THE YEAR	88,422	51,111

CASH, END OF THE YEAR	$504,462	$88,422

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Payment of property and equipment made by related party	$83,362	$200,657
Transfer of construction in progress to property and equipment	$-	$4,840,671
Transfer of prepaid expenses to property and equipment	$2,731	$31,913
Liabilities assumed in connection with purchases of property and equipment	$162,112	$521,843
Operating expense and prepayment paid by related parties	$705,902	$677,986
Account receivables collected by related parties on behalf of the Company	$1,811	$203,451

The accompanying notes are an integral part of these consolidated financial statements

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

Tony Fun, Inc. (“Tony Fun”) was incorporated on October 18, 2017 under the laws of the British Virgin Islands. On November 16, 2017, Tony Fun incorporated a wholly owned subsidiary, Glory Han Limited (“Glory Han”) in Hong Kong. Other than the equity interest in Glory Han, Tony Fun does not own any material assets or liabilities or conduct any operations. Glory Han operates through its subsidiary, Shanghai Tony Fun Brand Management Co., Ltd. (“Shanghai Tony Fun”). Shanghai Tony Fun was established on January 9, 2018 under the laws of People’s Republic of China (“PRC”) as a wholly foreign owned enterprise.

Bejing Tony Fun Investment Consulting Co., Ltd. (“Beijing Tony Fun”) was established on February 28, 2012 under the laws of PRC and became Shanghai Tony Fun’s wholly owned subsidiary since April 3, 2018. Beijing Tony Fun has seven wholly owned subsidiaries: Tai’an Tony Fun Shopping Mall Co., Ltd. (“Tai’an Tony Fun”), which was incorporated on July 28, 2014, in Tai’an City, Shandong Province, PRC, Zibo Tony Fun Commercial Management Co., Ltd. (“Zibo Tony Fun”), which was incorporated on December 1, 2017, in Zibo City, Shandong Province, PRC, Nanjing Tony Fun Consulting Co., Ltd. (“Nanjing Tony Fun”), which was incorporated on December 14, 2017, in Nanjing City, Jiangsu Province, PRC, Tai’an Jinqiao United Business Services Co., Ltd. (“Jinqiao United Business”), which was incorporated on February 23, 2018, in Tai’an City, Shandong Province, PRC, Hubei Rongzhida Consulting Co., Ltd. (“Hubei Rongzhida”), which was established on April 24, 2018, in Jingmen City, Hubei Province, PRC, and Jinan Tony Fun Commercial Management Co., Ltd. (“Jinan Tony Fun”), which was established on May 14, 2018, in Jinan City, Shandong Province, PRC. Beijing Tony Fun and its wholly owned subsidiaries are mainly engaged in the business of commercial real estate leasing, operating management and property management.

On March 16, 2018 and April 12, 2018, respectively, Shanghai Tony Fun entered into equity transfer agreements with Jing Ma and Zhiqiang Han, the shareholders of Beijing Tony Fun at the time, to acquire 100% of the equity interests in Beijing Tony Fun (“reorganization”).

On April 8, 2018, Beijing Tony Fun acquired 88% shares of Tai’an Tony Fun from Zhiqiang Han with a consideration of $2,931,064 (RMB18,480,000). After this acquisition, Tai’an Tony Fun became a wholly owned subsidiary of Beijing Tony Fun. The acquisition of Tai’an Tony Fun is a transaction between entities under common control.

As a result, Glory Han, Shanghai Tony Fun, Beijing Tony Fun, Tai’an Tony Fun, Zibo Tony Fun, Nanjing Tony Fun, Jinqiao United Business, Hubei Rongzhida, and Jinan Tony Fun are referred to as subsidiaries. Tony Fun and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Immediately before and after the reorganization, the shareholders of Shanghai Tony Fun controlled Shanghai Tony Fun and Tony Fun. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The accompanying consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules. The Company included all adjustments that are necessary for the fair presentation of our financial position, results of operations, and cash flows for the periods presented. This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”), the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company to present them in conformity with U.S. GAAP.

Principles of Consolidation

The accompanying consolidated financial statements for the years ended December 31, 2017 and 2016 include the accounts for Tony Fun and its wholly owned subsidiaries, Glory Han, Shanghai Tony Fun, Beijing Tony Fun, Tai’an Tony Fun, Zibo Tony Fun, Nanjing Tony Fun, Jinqiao United Business, Hubei Rongzhida, and Jinan Tony Fun. All intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, for the year ended December 31, 2017, the Company has incurred a net loss of approximately $2.7 million and working capital deficit of approximately $9.9 million and its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Company’s obligations as they become due for the next twelve months. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plan to alleviate the substantial doubt about the Company’s ability to continue as a going concern include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financings, obtain the forgiveness of debts borrowed from related parties and restructure on-going operations to eliminate inefficiencies in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditures, working capital, and other requirements.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amount or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern. The report of our independent registered public accounting firm on our consolidated financial statements for the years ended December 31, 2017 and 2016 contained an explanatory paragraph as to our ability to continue as a going concern.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in US dollars (“$”), which is the reporting currency of the Company. The functional currency of Tony Fun is United States dollar. The functional currency of Shanghai Tony Fun, Beijing Tony Fun, Tai’an Tony Fun, Zibo Tony Fun, Nanjing Tony Fun, Hubei Rongzhida, Jinqiao United Business, and Jinan Tony Fun are Renminbi (“RMB”). For the subsidiaries whose functional currencies are RMB, results of operations and cash flows are translated at average exchange rates during the year, assets and liabilities are translated at the exchange rate at the end of the year, and equity is translated at historical exchange rates. The resulting translation adjustments are included in determining other comprehensive income or loss. Transaction gains and losses are reflected in the consolidated statements of income.

The consolidated balance sheet balances, with the exception of equity at December 31, 2017 and 2016 were translated at RMB6.5064 and RMB6.9437 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the year ended December 31, 2017 and 2016 were RMB6.7570 and RMB6.6430 to $1.00, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, allowance for doubtful accounts, and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Fair Value of Financial Instruments

The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other the quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The Company’s financial instruments mainly include cash, tenants receivable, tenants receivable- related parties, prepaid expenses and other current assets, due from related parties, accounts payable, accrued liabilities and other payables, due to related parties, sublease liabilities and advance from tenants. The carrying values of these financial instruments approximate their fair values due to short-term maturities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Cash

Cash include cash on hand and cash in time deposits, certificates of deposit and all highly liquid instruments with original maturities of three months or less.

Tenants receivable and allowance for doubtful accounts

Tenants receivable consists principally of amounts due from tenants. Credit is extended based on an evaluation of the tenant’s financial condition and collateral is not generally required.

The Company maintains allowances for doubtful accounts for estimated losses from the receivable amount that cannot be collected. The Company reviews the tenants receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the tenant’s historical payment history, its current credit-worthiness and current economic trends. In determining these estimates, the Company examines historical write-offs of its receivables and reviews each tenant’s account to identify any specific tenant collection issues.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of prepaid expenses and other receivables. Prepaid expenses principally include prepayments to suppliers for merchandise that have not been shipped to the Company and services that have not been provided to the Company.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Identifiable significant improvements are capitalized and expenditures for maintenance, repairs, and betterments, including replacement of minor items, are charged to expense.

Depreciation is computed based on cost, less the estimated residual value, if any, using the straight-line method over the estimated useful life. The residual value rate and useful life of property and equipment are summarized as follows:

Category	Residual value rate	Useful life
Office equipment and furniture	3%	5 years
Electronic devices	3%	3 years
Computer software	0%	10 years
Production facilities	3%	10 years
Leasehold improvements	0%	Shorter of the lease team or their economic lives

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and carrying amount. For years ended December 31, 2017 and 2016, the Company did not record any impairment charges on long-lived assets.

Lease Commitments

The Company has adopted FASB Accounting Standard Codification, or ASC 840. If the lease terms meet one or all of the following four criteria, it will be classified as a capital lease, otherwise, it is an operating lease: (1) The lease transfers the title to the lessee at the end of the term; (2) the lease contains a bargain purchase option; (3) the lease term is equal to 75% of the estimated economic life of the leased property or more; (4) the present value of the minimum lease payment in the term equals or exceeds 90% of the fair value of the leased property.

Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the lease period.

Advances from tenants

Advances from tenants consist of prepayments from tenants for rental and operating management services that had not yet been provided and recoveries from tenants paid in advance. The Company will recognize the prepayments as revenue when services were provided in accordance with the Company’s revenue recognition policy.

Revenue Recognition

In general, the Company commences rental revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use. The leases have been accounted for as operating leases. Contractual rental revenue is recognized on a straight-line basis over the terms of the respective leases. Therefore, actual amounts billed in accordance with the lease during any given period may have been higher or lower than the amount of rental revenue recognized for the period. The difference by which straight-line rental revenue exceeded rents billed in accordance with lease agreements was recorded as “tenants receivable”. The difference by which rents billed in accordance with lease agreements exceeded straight-line rental revenue was recorded as “advance from tenants”. Contingent rental revenue is immaterial during the years ended December 31, 2017 and 2016 and is recorded based on the contractual cash rental payments due during the period.

The Company provides property management services and operating management services to the tenants. Operation management services mainly consist of retail-aimed training and our unique incubation-training program for small retailers and new founders of detail stores. The Company recognizes property management and operating management service revenue and other service revenue when (a) persuasive evidence that an agreement exists; (b) the services have been rendered; (c) the prices are fixed and determinable; and (d) collection is reasonably assured.

Recoveries from tenants, consisting of amounts due from tenants for water and electricity utilities, are recognized as revenue in the period during which the expenses are incurred. Tenant reimbursements are recognized and presented in accordance with guidance in ASC 605-45 “Principal Agent Considerations” (“ASC 605-45”). ASC 605-45 requires that these reimbursements be recorded on a gross basis, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and have credit risk.

Sublease liability

The Company is an intermediate lessor, which is an entity that is both a lessee and a lessor of the same underlying asset, accounts for the head lease and the sublease as two separate contracts unless specified contract combination criteria are met. The intermediate lessor accounts for the head lease in accordance with lessee accounting, and accounts for the sublease in accordance with lessor accounting. An intermediate lessor does not offset lease income and lease expense.

The Company recognizes sublease liability when costs expected to be incurred under an operating sublease exceed anticipated revenue on the operating sublease, along with a loss recognized by the sublessor.

Advertising costs

Advertising costs are included in selling expenses and totaled $150,495 and $276,108 for the years ended December 31, 2017 and 2016, respectively. Advertising costs are expensed as incurred.

 Income Taxes

The Company accounts for income taxes under the provision of ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Comprehensive Loss

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive loss, its components and accumulated balances. Components of comprehensive loss include net loss and foreign currency translation adjustments. For the years ended December 31, 2017 and 2016, the only component of accumulated other comprehensive income/loss was foreign currency translation adjustments.

Related Party Transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk are cash, and tenants receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the tenant and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its tenants receivable credit risk exposure beyond such allowance is limited.

Earnings per Ordinary Share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period.

Segment Reporting

ASC Topic 280 requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. During the years ended December 31, 2017 and 2016, the Company operated in two reportable business segments: (1) leasing segment, consisting of leasing space to the tenants, providing property management service to tenants, recoveries from tenants and others, (2) operating management segment, providing operating management service to tenants, such as the retail-aimed training and the incubation-training program.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from contracts with Customers (Topic 606)” and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and November 2017 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-13, and ASU 2017-14 (collectively, including ASU 2014-09, “ASC 606”). Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASC 606 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted for periods beginning after December 15, 2016. The Company elected to adopt the new standard effective January 1, 2018. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company elected adopting the standard using the full retrospective method to restate prior reporting period presented. The Company has identified its revenue streams and assessed each for the impacts. The Company does not expect the adoption of Topic 606 will have a material impact in the timing or amount of revenue recognized, including the presentation of revenues in the Company’s consolidated statements of income and comprehensive loss.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments in this ASU are effective for public business entities for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The amendments may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted this amendment effective January 1, 2017. The adoption did not have an impact on our consolidated financial statements and related disclosures other than for reclassification of current deferred tax items to non-current for all periods presented.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. Under ASU 2016-02, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use (ROU) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. ASU 2016-02 is effective for publicly-traded companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842, Leases”. These amendments affect narrow aspects of the guidance issued in the amendments in ASU 2016-02 including those regarding residual value guarantees, rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase option, variable lease payments that depend on an index or a rate, investment tax credits, lease term and purchase option, transition guidance for amounts previously recognized in business combinations, certain transition adjustments, transition guidance for leases previously classified as capital leases under Topic 840, transition guidance for modifications to leases previously classified as direct financing or sales-type leases under Topic 840, transition guidance for sale and leaseback transactions, impairment of net investment in the lease, unguaranteed residual asset, effect of initial direct costs on rate implicit in the lease, and failed sale and leaseback transactions. For entities that early adopted Topic 842, the amendments are effective upon issuance of ASU 2018-10, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. The Company is currently evaluating the impact of the adoption of ASU No. 2018-10 on its consolidated financial statements.

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. The amendments in this ASU affect the guidance issued in ASU 2016-02, Leases (Topic 842), which is not yet effective. The amendments provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The amendments also provide lessors with a practical expedient to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component in certain circumstances. For the entities that have not adopted Topic 842, the effective date for this ASU are the same as those for ASU 2016-02, which is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of ASU No. 2018-11 on its consolidated financial statements.

 Note 3 - TENANTS RECEIVABLE, NET

As of December 31, 2017 and 2016, tenants receivable, net, consist of the following:

	December 31, 2017	December 31, 2016
Tenants receivable	$109,527	$41,422
Less: allowance for doubtful accounts	(51,148)	-
Tenants receivable, net	$58,379	$41,422

The changes in allowance for doubtful accounts consist of the following:

	December 31, 2017	December 31, 2016
Balance, beginning of the year	$-	$-
Add: Provision for doubtful accounts	89,871	2,675
Less: Uncollectible receivables written-off	(40,620)	(2,675)
Effects on changes in foreign exchange rate	1,897	-
Balance, end of the year	$51,148	$-

Note 4 - PROPERTY AND EQUIPMENT, NET

As of December 31, 2017 and 2016, property and equipment, net consisted of the following:

	December 31, 2017	December 31, 2016
Office equipment and furniture	$227,021	$205,655
Electronic devices	143,435	127,715
Computer software	254,391	-
Service facilities	373,478	349,958
Leasehold improvements	6,930,380	6,448,212
Total property and equipment	7,928,705	7,131,540
Less: accumulated depreciation	(1,564,389)	(672,338)
Total property and equipment, net	$6,364,316	$6,459,202

Depreciation expenses for the fiscal years ended December 31, 2017 and 2016 were $815,455 and $678,493, respectively.

Note 5 - ACCRUED LIABILIES AND OTHER PAYABLES

Accrued liabilities and other payables consisted of the following:

	December 31, 2017	December 31, 2016
Security deposit payable	$184,203	$129,038
Salary payables	62,406	58,084
Other payables	395,352	266,194
Total accrued liabilities and other payables	$641,961	$453,316

The Company’s leases generally require the lessee to pay a security deposit. Security deposits are held until specified return dates stipulated in the lease or lease expiration. The Company may apply all or a portion of the lessee’s security deposit to cure any event of default occurring under a lease. As of December 31, 2017 and 2016, security deposits payable amounted to $184,203 and $129,038, respectively. Security deposit which will be returned to tenants after one year was recorded as deposits received from tenants, non-current in balance sheets and amounted $91,287 and $152,656, respectively as of December 31, 2017 and 2016.

Note 6 - SUBLEASE LIABILITIES

Due to the expected rental costs, consisting of the rental payment and the amortization of the leasehold improvement, under the operating sublease of the Company exceed anticipated revenue on the operating sublease, the Company recognized the sublease loss and accrued the sublease liabilities.

For the fiscal years ended December 31, 2017 and 2016, the Company recorded the sublease loss of $717,494 and $311,173, respectively. As of December 31, 2017 and 2016, the Company had sublease liabilities, including current and non-current, in the amount of $807,014 and $245,955, respectively.

Note 7 - RELATED PARTY TRANSACTIONS

Related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhiqiang Han	Principle shareholder, Chief Executive Officer and Chairmen of the Board of the Company
Jing Ma	Spouse of Zhiqiang Han
Tai’an Kuwang Commercial and Trading, Co., Ltd. (“Tai’an Kuwang”)	80% owned by Zhiwei Han, a full brother of Zhiqiang Han
Xianying Meng	Spouse of Zhiyong Han, another full brother of Zhiqiang Han
Tai’an Zhongtai Jinqiao Business Management Co., Ltd. (“Zhongtai Jinqiao”)	96.67% owned by Zhiqiang Han and 3.33% owned by Jing Ma. Effective February 2018, 96.67% owned by Zhiwei Han and 3.33% owned by Xianying Meng
Tai’an Jinqiaocheng Business Management Co., Ltd. (“Jinqiaocheng”)	24% owned by Qiangzhi Han, 16% owned by Jing Ma and 60% owned by Zhongtai Jinqiao. Effective March 2018, 40% owned by Zhiqiang Han and 60% owned by Shandong Zhongtai Jinqiao
Tai’an Haima High-Tech Business Incubation Co., Ltd. (“Haima”)	51% owned by Jing Ma and 49% owned by Zhongtai Jinqiao. Effective June 2018, 99.5% owned by Jing Ma and 0.5% owned by Xianying Meng
Shandong Tony Fun Commercial Co., Ltd. (“Shandong Tony Fun”)	95% owned by Zhiwei Han, a full brother of Zhiqiang Han. Effective September 2018, 100% owned by Haima
Tai’an Chuangcheng Business Service Co., Ltd. (“Tai’an Chuangcheng”)	80% owned by Zhiwei Han, a full brother of Zhiqiang Han. Effective September 2018, 100% owned by third parties
Shandong Haoke Industrial Co., Ltd. (“Shandong Haoke”)	50% owned by Zhiwei Han, a full brother of Zhiqiang Han
Tai’an Yatiao Lifestyle Furnishing Co., Ltd. (“Yatiao”)	51% owned by Chunying Qu, a cousin of Jing Ma

i) Revenues from related parties and tenants receivable from related parties

The Company provides commercial property lease, property management and operating management services to Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng. For the years ended December 31, 2017 and 2016, the Company generated related party revenues from Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng in a total amount of $501,064 and $163,072, respectively. Corresponding net tenants receivable from Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng amounted to $119,104 and $152,179 as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, net revenues from related parties and tenants receivable from related parties, consisted of the following:

	December 31, 2017	December 31, 2016
Tai’an Kuwang	$254,454	$140,830
Haima	21,723	2,048
Shandong Tony Fun	218,729	14,428
Xianying Meng	6,158	5,766
Total revenues - related parties	$501,064	$163,072

	December 31, 2017	December 31, 2016
Tai’an Kuwang	$106,201	$130,107
Haima	-	1,769
Shandong Tony Fun	-	14,520
Xianying Meng	12,903	5,783
Total tenants receivable from related parties	$119,104	$152,179

(ii) Due from related parties

The balance due from related parties represents non-secured short-term loans to the related parties, which bear no interest and were due on demand. As of December 31, 2017 and 2016, due from related parties totaled $0 and $151,909, respectively, as follows:

Related Party	December 31, 2017	December 31, 2016
Tai’an Kuwang	$-	$119,543
Haima	-	1,584
Yatiao	-	30,782
Total due from related parties	$-	$151,909

During the years ended December 31, 2017 and 2016, the Company directly made loans in the amount of $18,737 and $55,505 to Tai’an Kuwang, respectively. During the years ended December 31, 2017 and 2016, Tai’an Kuwang collected rent from tenants on behalf of the Company in the amount of $1,811 and $203,045, respectively, and repaid to the Company in the amount of $143,397 and $189,268, respectively. As of December 31, 2017, the balance due from Tai’an Kuwang was $0.

During the years ended December 31, 2017 and 2016, the Company directly made loans in the amount of $1,776 and $1,656 to Haima, respectively. During the year ended December 31, 2017, Haima repaid the loans to the Company in the amount of $3,404. As of December 31, 2017, the balance due from Haima was $0.

During the years ended December 31, 2017 and 2016, the Company directly made loans in the amount of $7 and $798 to Yatiao, respectively, and Yatiao repaid the loans to the Company in the amount of $31,639 and $2,181 during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017, the balance due from Yatiao was $0.

(iii) Due to related parties

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expenses and capital additions paid by on behalf of the Company as well as loans the Company obtained from related parties. The balances owed to the related parties are unsecured, non-interest bearing and payable on demand except a loan in the amount of RMB20,000,000 (approximately $2,959,893) from Zhongtai Jinqiao (specified in the paragraphs below). As of December 31, 2017 and 2016, due to related parties totaled $3,231,217 and $2,641,231, respectively, as follows:

Related Party	December 31, 2017	December 31, 2016
Tai’an Kuwang	$3	$-
Zhongtai Jinqiao	3,073,896	1,128,972
Jinqiaocheng	-	378,359
Shandong Tony Fun	-	310
Chuangcheng	-	25,685
Jing Ma	134,386	1,099,149
Zhiqiang Han	15,247	8,756
Shandong Haoke	7,685	-
Total due to related parties	$3,231,217	$2,641,231

During the year ended December 31, 2017, Zhongtai Jinqiao lent non-interest bearing loans in the amount of $32,559 to the Company. On December 25, 2017, Zhongtai Jinqiao loaned RMB20,000,000 (approximately $2,959,893) to the Company, which bears a 9.85% interest rate and is due on November 25, 2018. During the years ended December 31, 2017 and 2016, Zhongtai Jinqiao paid expenses on behalf of the Company in the amount of $680,189 and $868,023, respectively. During the years ended December 31, 2017 and 2016, the Company repaid Zhongtai Jinqiao in the amounts of $1,932,110 and $51,447, respectively.

During the years ended December 31, 2017 and 2016, the Company obtained loans from Jing Ma in the amount of $7,502 and $1,130,411, respectively. In addition, Jing Ma paid expenses of $536 and $542 on behalf of the Company during the years ended December 31, 2017 and 2016, respectively. During the years ended December 31, 2017 and 2016, the Company repaid the loans to Jing Ma in the amount of $1,013,839 and $454,315, respectively.

(iv) Advance from tenants - related parties

As of December 31, 2017 and 2016, advance from customers - related parties amounted $40,489 and $0, respectively, as follows:

Related Party	December 31, 2017	December 31, 2016
Haima	$702	$-
Shandong Tony Fun	39,787	-
Total advanced from tenants - related parties	$40,489	$-

Note 8 - INCOME TAX

British Virgin Islands (“BVI”)

Under the current laws of BVI, Tony Fun is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, Glory Han, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. Glory Han is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

PRC

The Company’s subsidiaries registered in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

For the years ended December 31, 2017 and 2016, income tax benefit consisted of the following:

For the Years Ended December 31,
	2017	2016
Current	$-	$-
Deferred	-	-
Total income tax benefit	$-	$-

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the Years Ended December 31,
	2017	2016
HK statutory income tax rate	16.50%	16.50%
Valuation allowance recognized with respect to the loss in the HK company	(16.50)%	(16.50)%
PRC statutory income tax rate	25.00%	25.00%
Effect of expenses not deductible for tax purpose	(0.10)%	(1.05)%
Changes in valuation allowance for deferred tax asset	(24.90)%	(23.95)%
Total tax rate	0%	0%

As of December 31, 2017 and 2016, the Company’s subsidiaries had cumulative net operating loss carry-forwards (“NOL”) of approximately $6.2 million and $3.6 million, respectively. The NOL are available to be utilized against future taxable income for years through 2022. In assessing the reliability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled projected future taxable income, and tax planning strategies in making this assessment. Management believes that the Company’s cumulative losses arising from recurring business in recent years constituted significant negative evidence that deferred tax assets would not be realizable and this evidence outweighed the expectations that the Company would generate future taxable income. Therefore, a full valuation allowance has been provided against the Company’s deferred tax assets as of December 31, 2017 and 2016.

 Components of the Company’s net deferred tax assets are set forth below:

	December 31, 2017	December 31, 2016
Deferred tax assets:
Net operating loss carry-forwards	$1,547,244	$905,193
Leasehold improvement depreciation	96,101	76,245
Total of deferred tax assets	1,643,345	981,438
Less: valuation allowance	(1,643,345)	(981,438)
Net deferred tax assets	$-	$-

Note 9 - STOCKHOLDERS’ EQUITY

The Company is authorized to issue 500,000,000 common shares. As of December 31, 2017, the Company issued 10,000 ordinary shares at $0.001 per share to its incorporator for a consideration of $10.

Note 10 - SEGMENT INFORMATION

For the years ended December 31, 2017 and 2016, the Company operated in two reportable business segments: (1) leasing segment, consisting of leasing space to the tenants, providing property management service to tenants, recoveries from tenants and others, (2) operating management segment, providing operating management service to tenants, such as the retail-aimed training and the incubation-training program. Our reportable segments are strategic business units that offer different services and are managed separately based on the fundamental differences in their operations. All of our operations are conducted in the PRC.

Information with respect to these reportable business segments for the fiscal years 2017 and 2016 was as follows:

	For the Years Ended December 31,
	2017	2016
Revenues:
Leasing	$1,587,576	$1,237,338
Operating management	183,073	153,725
	1,770,649	1,391,063

Cost of revenues:
Leasing	$2,695,309	$2,725,693
Operating management	55,562	105,180
	2,750,871	2,830,873

Depreciation and amortization:
Leasing	$95,719	$80,661
Operating management	49,864	30,210
	145,583	110,871

Net loss:
Leasing	$(2,608,853)	$(3,116,086)
Operating management	(70,006)	(90,507)
	(2,678,859)	(3,206,593)

The Company does not allocate any selling, general and administrative expenses, other expenses to its reportable segments because these activities are managed at a corporate level. Therefore, the Company has not disclosed these expenses for each reportable segment.

	December 31, 2017	December 31, 2016
Identifiable long-lived assets, net:
Leasing	$6,227,176	$6,294,104
Operating management	137,140	165,098
Total	6,364,316	6,459,202

At December 31, 2017 and 2016, all remaining identifiable long-lived tangible assets belong to the Company’s operations are located in China.

The revenues generated from different revenue streams were set forth as following:

	For the Years Ended December 31,
	2017	2016

Rental	$941,002	$720,713
Property management service	380,905	338,308
Recoveries from tenants and others	265,669	178,317
Operating management	183,073	153,725
Total revenues	1,770,649	1,391,063

Note 11 - COMMITMENTS AND CONTINGENCIES

Lease agreement for Dongqili Commercial Building of Baosheng Plaza

On June 28, 2013, the Company entered into a lease agreement with Neighborhood Committee of Dongqili Community, Caiyuan Street, Taishan District, Tai’an City to lease a four-floor commercial building, a total of 257,275 square feet including a rent free underground parking space of 50,343 square feet, located at the “commercial building in Dongqili Community of Baosheng Plaza” in Taishan District, Tai’an City, PRC. According the lease agreement, the lease starts from August 1, 2016 with a term of 20 years. On August 7, 2015, the Company took possession of the physical use of the property. The annual rent is RMB2,105,098 (approximately $312,000) for each year from August 1, 2016 to July 31, 2018; RMB2,455,948 (approximately $363,000) for each year from August 1, 2018 to July 31, 2020; RMB4,093,246 (approximately $606,000) for each year from August 1, 2020 to July 31, 2021; RMB4,911,896 (approximately $727,000) for each year from August 1, 2021 to July 31, 2024; RMB5,613,595 (approximately $831,000) for each year from August 1, 2024 to July 31, 2028; RMB6,315,294 (approximately $9351,000) for each year from August 1, 2028 to July 31, 2032; and RMB7,016,994 (approximately $1,038,000) for each year from August 1, 2032 to July 31, 2036.

Lease agreement for Xiqili Commercial Building of Baosheng Plaza

On June 25, 2014, the Company entered into a lease agreement with Neighborhood Committee of Xiqili Community, Caiyuan Street, Taishan District, Tai’an City to lease a four-floor commercial building, a total of 269,109 square feet including a rent free underground parking space of 53,830 square feet, located at the “commercial building in Xiqili Community of Baosheng Plaza” in Taishan District, Tai’an City, PRC. According the lease agreement, the lease starts from August 1, 2016 with a term of 20 years. On August 7, 2015, the Company took possession of the physical use of the property. The annual rent is RMB2,555,000 (approximately $378,000) for each year from August 1, 2016 to July 31, 2020; RMB3,406,667 (approximately $504,000) for each year from August 1, 2020 to July 31, 2021; RMB5,110,000 (approximately $756,000) for each year from August 1, 2021 to July 31, 2024; RMB5,840,000 (approximately $864,000) for each year from August 1, 2024 to July 31, 2028; RMB6,570,000 (approximately $972,000) for each year from August 1, 2028 to July 31, 2032; and RMB7,300,000 (approximately $1,080,000) for each year from August 1, 2032 to July 31, 2036.

Other operating leases

On September 30, 2014, the Company entered into a lease with Neighborhood Committee of Dongqili Community, Caiyuan Street, Taishan District, Tai’an City for 7,535 square feet office space. The lease term is from January 1, 2015 to December 31, 2034. The lease agreement includes three months’ rent holiday from September 30, 2014 to December 31, 2014. Pursuant to the office lease agreement, the annual rent for the first 10 years is RMB 50,400 (approximately $7,500), and the annual rent for the second 10 years will be RMB 75,600 (approximately $11,200). The rent payment should be paid annually in advance.

On September 30, 2015, the Company entered into another lease with Neighborhood Committee of Dongqili Community, Caiyuan Street, Taishan District, Tai’an City for 2,828 square feet office space. The lease term is from October 1, 2015 to December 31, 2034. Pursuant to the office lease agreement, the annual rent for the term from October 1, 2015 to December 31, 2024 is RMB 18,919 (approximately $2,800), and the annual rent for the term from January 1, 2025 to December 31, 2034 will be RMB 28,379 (approximately $4,200). The rent payment should be paid annually in advance.

On November 13, 2017, the Company entered into a lease agreement for Zibo Tong Fun’s dormitory. The lease term is 12 months from November 14, 2017 to November 13, 2018. The monthly rent is RMB 3,500 (approximately $550). The rent payment should be paid quarterly, at least 15 days prior to each quarter.

Rental expense for the years ended December 31, 2017 and 2016 was $1,504,620 and $1,530,440, respectively.

The Company has future minimum lease obligations as of December 31, 2017 as follows:

Commitment amount
Year of 2018	$738,871
Year of 2019	751,852
Year of 2020	1,028,118
Year of 2021	1,400,136
Year of 2022	1,493,446
Thereafter	25,668,097
Total	$31,080,520

Rental agreements with tenants

The company entered sublease agreements with tenants and the Company has future minimum rental revenue as of December 31, 2017 as follows:

Commitment amount
Year of 2018	$439,958
Year of 2019	337,199
Year of 2020	117,375
Year of 2021	90,420
Year of 2022	-
Thereafter	-
Total	$984,952

Note 12 - CONCENTRATIONS OF CREDIT RISK AND MAJOR TENANTS

Tenants

For the years ended December 31, 2017 and 2016, tenants accounting for 10% or more of the Company’s revenues were as follows:

	For the Years Ended December 31,
Tenants	2017	2016
Tai’an Kuwang (i)	14%	10%
Shandong Tony Fun (ii)	12%	*

(i) Tai’an Kuwang is a related party

(ii) Shandong Tony Fun is a related party

* Less than 10%

As of December 31, 2017, Tai’an Kuwang, tenant A and tenant B accounted for 60%, 15%, and 11%, respectively, of the Company’s total current outstanding tenants receivable, respectively.

As of December 31, 2016, Tai’an Kuwang accounted for 67% of the Company’s total current outstanding tenants receivable.

Suppliers

For the years ended December 31, 2017 and 2016, suppliers accounting for 10% or more of the Company’s leases expenses were as follows:

	For the Years Ended December 31,
Suppliers	2017	2016
Neighborhood Committee of Dongqili Community	49%	49%
Neighborhood Committee of Xiqili Community	51%	51%

As of December 31, 2017, Neighborhood Committee of Xiqili Community, Neighborhood Committee of Dongqili Community, supplier A and supplier B accounted for 25%, 22%, 21% and 13% of the Company’s total current and noncurrent outstanding accounts payable, respectively.

As of December 31, 2016, Neighborhood Committee of Xiqili Community, Neighborhood Committee of Dongqili Community, supplier A and supplier B accounted for 16%, 14%, 20% and 13% of the Company’s total current and noncurrent outstanding accounts payable, respectively.

Note 13 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission. Based on our evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements, except the following:

On January 10, 2018, the Company issued 8,500,000 ordinary shares at $0.001 per share to Zhiqiang Han, with cash proceeds of $8,500 received as of the date of the filing.

On April 30, 2018, the Company reached a debt forgiveness agreement with Zhiqiang Han and Jing Ma, pursuant to which Zhiqiang Han and Jing Ma agreed to forgive the debt of RMB99,200 (approximately $15,670) and RMB874,368 (approximately $138,118), respectively. The Company considered the forgiveness as contributions to capital and recorded as additional paid in capital.

On May 22, 2018, the Company also issued 6,000,000 ordinary shares at $0.13 per share to nine individuals, with cash proceeds of $780,014 received as of the date of the filing.

On June 28, 2018, the Company entered into a business management services agreement with Shandong Haoke, pursuant to which the Company was entrusted to manage Shandong Haoke’s property, a shopping center with a four floor, a total area of 159,026 square feet (14,779.37 square meters), located at 96 Jinjing Avenue, Zhangdian District, Zibo City. The service agreement term starts from July 1, 2018 to June 30, 2028. The management service fee for the first three years is RMB 0.2 per day per square meter charging for the leased area. The management service fee for the second three years will be RMB 0.4 per day per square meter charging for the leased area. The management service fee for the remaining four years will be RMB 0.6 per day per square meter charging for the leased area. In addition to the management service fee, the Company also obtains annual bonus of 20% of net income of the shopping center.

On October 26, 2018, the Company entered into a business management services with Shandong Kunshuo Investments limited, pursuant to which the Company was entrusted to manage Top Brand No.1 Street, an underground two floors shopping center, a total area of 121,427 square feet (11,285 square meters), located in the center of the business district of Jinan city, the capital city of Shandong province. The service agreement term starts from November 16, 2018 to November 15, 2033. The management service fee is RMB 0.8 per day per square meter charging for the leased area. In addition to the management service fee, the Company’s revenues also included commission of developing new tenant and other income for other service providing during the term.

Financial Statements

TONY FUN, INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

TONY FUN, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash	$618,180	$504,462
Tenants receivable, net	99,176	58,379
Tenants receivable from related parties	302,724	119,104
Due from related parties	224,972	-
Prepaid expenses and other current assets	120,098	88,508
Total Current Assets	1,365,150	770,453

Property and equipment, net	6,055,486	6,364,316

Total Assets	$7,420,636	$7,134,769

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$6,748,829	$5,906,624
Accrued liabilities and other payables	838,099	641,961
Sublease liabilities	252,804	248,043
Due to related parties	3,468,879	3,231,217
Advances from tenants	672,363	611,294
Total Current Liabilities	11,980,974	10,639,139

Accounts payable, non-current	-	204,795
Deposits received from tenants, non-current	94,869	91,287
Sublease liabilities, non-current	465,223	558,971
Advances from tenants, non-current	208,446	140,519
Deferred income	15,946	17,442
Total Non-current Liabilities	784,484	1,013,014
Total Liabilities	12,765,458	11,652,153

STOCKHOLDERS’ DEFICIT:
Common stock, $0.001 par value, 500,000,000 shares authorized, 14,510,000 shares issued and outstanding at June 30, 2018 and December 31, 2017	14,510	14,510
Additional paid-in capital	3,856,588	3,215,525
Accumulated deficit	(9,271,879)	(7,678,311)
Accumulated other comprehensive loss	55,959	(69,108)

Total Stockholders’ Deficit	(5,344,822)	(4,517,384)

Total Liabilities and Stockholders’ Deficit	$7,420,636	$7,134,769

The accompanying notes are an integral part of these unaudited consolidated financial statements

TONY FUN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For the Six Months Ended June 30,
	2018	2017

Revenues	$822,981	$597,468
Revenues from related parties	211,976	246,397
Total revenues	1,034,957	843,865
Cost of revenues	1,444,122	1,508,770
Gross loss	(409,165)	(664,905)

Operating expenses:
Selling expenses	290,298	254,998
General and administrative expenses	687,494	113,635
Sublease loss	69,021	515,326
Total operating expenses	1,046,813	883,959

Loss from operations	(1,455,978)	(1,548,864)

Other income (expenses)
Interest expense	(153,795)	-
Other income	16,205	123
Total other income (expenses)	(137,590)	123

Loss before income tax	(1,593,568)	(1,548,741)

Income tax expense	-	-

Net loss	$(1,593,568)	$(1,548,741)

Comprehensive loss
Net loss	$(1,593,568)	$(1,548,741)
Other comprehensive loss:
Foreign currency translation adjustment	125,067	(247,560)

Comprehensive loss	$(1,468,501)	$(1,796,301)

Net loss per common share :
Net loss per share - basic and diluted	$(0.11)	$(0.11)

Weighted average common shares outstanding:	14,510,000	14,510,000

The accompanying notes are an integral part of these unaudited consolidated financial statements

TONY FUN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,593,568)	$(1,548,741)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	450,460	415,698
Bad debt expense	18,259	36,437
Changes in assets and liabilities:
Tenants receivable	(61,709)	(39,859)
Tenants receivable from related parties	(193,011)	(211,027)
Prepaid expenses and other current assets	(34,410)	(53,163)
Accounts payable	960,508	1,133,202
Accrued liabilities and other payables	226,442	9,886
Sublease liabilities	9,341	108,245
Advances from tenants	74,311	33,350
Deposits received from tenants, non-current	5,340	(86,700)
Deferred income, non-current	(1,247)	-
Accounts payable, non-current	(209,292)	(338,408)
Sublease liabilities, non-current	(87,571)	345,382
Advances from tenants, non-current	73,109	5,535

NET CASH USED IN OPERATING ACTIVITIES	(363,038)	(190,163)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(180,447)	(16,076)
Advances to related parties	(240,096)	(10,563)
Repayments from related parties	-	42,727

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(420,543)	16,088

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions from stockholders	709,234	270,467
Capital distribution to prior owner of subsidiary	(221,959)	-
Proceeds from related parties	778,948	32,003
Repayments to related parties	(379,651)	(197,305)

NET CASH PROVIDED BY FINANCING ACTIVITIES	886,572	105,165

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	10,727	(184)

NET INCREASE (DECREASE) IN CASH	113,718	(69,094)

CASH, BEGINNING OF THE PERIOD	504,462	88,422

CASH, END OF THE PERIOD	$618,180	$19,328

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$153,795	-
Income taxes	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Payment of property and equipment made by related party	$1,553	$18,723
Transfer of prepaid expenses to property and equipment	$-	$2,847
Liabilities assumed in connection with purchases of property and equipment	$60,041	$7,694
Operating expense and prepayment paid by related parties	$59,116	$457,879
Account receivables collected by related parties on behalf of the Company	$-	$2,071
Debt forgiveness by related parties	$153,788	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements

Note 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

Tony Fun, Inc. (“Tony Fun”) was incorporated on October 18, 2017 under the laws of the British Virgin Islands. On November 16, 2017, Tony Fun incorporated a wholly owned subsidiary, Glory Han Limited (“Glory Han”) in Hong Kong. Other than the equity interest in Glory Han, Tony Fun does not own any material assets or liabilities or conduct any operations. Glory Han operates through its subsidiary, Shanghai Tony Fun Brand Management Co., Ltd. (“Shanghai Tony Fun”). Shanghai Tony Fun was established on January 9, 2018 under the laws of People’s Republic of China (“PRC”) as a wholly foreign owned enterprise.

Bejing Tony Fun Investment Consulting Co., Ltd. (“Beijing Tony Fun”) was established on February 28, 2012 under the laws of PRC and became Shanghai Tony Fun’s wholly owned subsidiary since April 3, 2018. Beijing Tony Fun has six wholly owned subsidiaries: Tai’an Tony Fun Shopping Mall Co., Ltd. (“Tai’an Tony Fun”), which was incorporated on July 28, 2014, in Tai’an City, Shandong Province, PRC, Zibo Tony Fun Commercial Management Co., Ltd. (“Zibo Tony Fun”), which was incorporated on December 1, 2017, in Zibo City, Shandong Province, PRC, Nanjing Tony Fun Consulting Co., Ltd. (“Nanjing Tony Fun”), which was incorporated on December 14, 2017, in Nanjing City, Jiangsu Province, PRC, Tai’an Jinqiao United Business Services Co., Ltd. (“Jinqiao United Business”), which was incorporated on February 23, 2018, in Tai’an City, Shandong Province, PRC, Hubei Rongzhida Consulting Co., Ltd. (“Hubei Rongzhida”), which was established on April 24, 2018, in Jingmen City, Hubei Province, PRC, and Jinan Tony Fun Commercial Management Co., Ltd. (“Jinan Tony Fun”), which was established on May 14, 2018, in Jinan City, Shandong Province, PRC. Beijing Tony Fun and its wholly owned subsidiaries are engaged in the business of commercial real estate leasing and property management.

Note 2 - SUMMARY OF SIGNIFICANT POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, the consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. Interim operating results are not necessarily indicative of results that may be expected for the year ending December 31, 2018, or for any subsequent period. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the years ended December 31, 2017 and 2016, included herein.

Principles of Consolidation

The accompanying unaudited consolidated financial statements for the six months ended June 30, 2018 and 2017 include the accounts for Tony Fun and its wholly owned subsidiaries, Glory Han, Shanghai Tony Fun, Beijing Tony Fun, Tai’an Tony Fun, Zibo Tony Fun, Nanjing Tony Fun, Jinqiao United Business, Hubei Rongzhida, and Jinan Tony Fun. All intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

Our unaudited consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, for the six months ended June 30, 2018, the Company has incurred a net loss of approximately $1.6 million and working capital deficit of approximately $10.6 million and its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Company’s obligations as they become due for the next twelve months. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans to alleviate the substantial doubt about the Company’s ability to continue as a going concern include attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financings, obtain the forgiveness of debts borrowed from related parties, and restructure on-going operations to eliminate inefficiencies in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Company’s ongoing capital expenditures, working capital, and other requirements.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amount or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern. Additionally, our independent registered public accounting firm expressed their audit opinion on the financial statements for the years ended December 31, 2017 and 2016 with a going concern explanatory paragraph.

Revenue Recognition

The Company has reviewed its revenue streams and determined that the leasing revenue are under the guidance of ASU 2016-02, Leases, and the property management service, operating management service, recoveries from tenants and others are under the guidance of ASU 2014-09.

The Company accounts for its revenue other than leasing arising from contracts and customers in accordance with Accounting Standards Update (ASU or Update) No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), which was adopted on January 1, 2018 using the full retrospective method. The adoption of ASC 606 did not impact the Company’s previously reported financial statements in any prior period nor did it result in a cumulative effect adjustment to retained earnings.

Under ASC 606, the Company recognizes those revenues when its customer obtains control of the services, in an amount that reflects the consideration which the Company expects to receive in exchange for those services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that Company will collect the consideration it is entitled to in exchange for the services it render to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the services promised within each contract and determines those that are performance obligations and assesses whether each promised services is distinct. The Company then recognizes those revenues over the contract period as customers simultaneously consume and receive benefits, usually on monthly basis.

In general, the Company’s revenue stream within its segments are aligned according to the nature and economic characteristics of its service and provide meaningful disaggregation of each business segment’s results of operations. Disaggregation of revenue by business segment are included in Note 10 – SEGMENT INFORMATION.

Contract assets, such as costs to obtain or fulfill contracts, are an insignificant component of the Company’s revenue recognition process. Contract liabilities are mainly receipt in advance from customers for the service applying to ASC 606. As of June 30, 2018, receipt in advance from customers was $302,170. As of December 31, 2017, receipt in advance from customers was $236,916, among which $140,211 was recognized as net revenues during the six months ended June 30, 2018.

Note 3 - TENANTS RECEIVABLE, NET

As of June 30, 2018 and December 31, 2017, tenants receivable, net, consist of the following:

	June 30, 2018	December 31, 2017
Tenants receivable	$165,847	$109,527
Less: allowance for doubtful accounts	(66,671)	(51,148)
Tenants receivable, net	$99,176	$58,379

The changes in allowance for doubtful accounts consist of the following:

	June 30, 2018	June 30, 2017
Balance, beginning of the year	$51,148	$-
Add: Provision for doubtful accounts	18,259	36,437
Less: Uncollectible receivables written-off	(1,214)	(36,437)
Effects on changes in foreign exchange rate	(1,522)	-
Balance, end of the period	$66,671	$-

Note 4 - PROPERTY AND EQUIPMENT, NET

As of June 30, 2018 and December 31, 2017, property and equipment, net consisted of the following:

	June 30, 2018	December 31, 2017
Office equipment and furniture	$235,559	$227,021
Electronic devices	166,104	143,435
Computer software	250,060	254,391
Service facilities	367,119	373,478
Leasehold improvements	6,947,001	6,930,380
Total property and equipment	7,965,843	7,928,705
Less: accumulated depreciation	(1,971,029)	(1,564,389)
Property and equipment, net	5,994,814	6,364,316
Construction in progress	60,672	-
Total property and equipment, net	$6,055,486	$6,364,316

Depreciation expenses for the six months ended June 30, 2018 and 2017 were $450,460 and $415,698, respectively.

Note 5 - ACCRUED LIABILIES AND OTHER PAYABLES

Accrued liabilities and other payables consisted of the following:

	June 30, 2018	December 31, 2017
Security deposit payable	$160,294	$184,203
Salary payables	91,201	62,406
Other payables	586,604	395,352
Total accrued liabilities and other payables	$833,099	$641,961

The Company’s leases generally require the lessee to pay a security deposit. Security deposits are held until specified return dates stipulated in the lease or lease expiration. The Company may apply all or a portion of the lessee’s security deposit to cure any event of default occurring under a lease. As of June 30, 2018 and December 31, 2017, security deposits payable amounted to $160,294 and $184,203, respectively. Security deposit which will be returned to tenants after one year was recorded as deposits received from tenants, non-current in balance sheets and amounted $94,869 and $91,287, respectively as of June 30, 2018 and December 31, 2017.

Note 6 - SUBLEASE LIABILITIES

Due to the expected rental costs, consisting of the rental payment and the amortization of the leasehold improvement, under the operating sublease of the Company exceed anticipated revenue on the operating sublease, the Company recognized the sublease loss and the sublease liabilities.

For the six months ended June 30, 2018 and 2017, the Company recorded the sublease loss of $69,021 and $515,326, respectively. As of June 30, 2018 and December 31, 2017, the Company had sublease liabilities, including current and non-current, in the amount of $718,027 and $807,014, respectively.

Note 7 - RELATED PARTY TRANSACTIONS

Related parties of the Company consist of the following:

Name of Related Party	Nature of Relationship
Zhiqiang Han	Principle shareholder, Chief Executive Officer and Chairmen of the Board of the Company
Jing Ma	Spouse of Zhiqiang Han
Tai’an Kuwang Commercial and Trading, Co., Ltd. (“Tai’an Kuwang”)	80% owned by Zhiwei Han, a full brother of Zhiqiang Han
Xianying Meng	Spouse of Zhiyong Han, another full brother of Zhiqiang Han
Tai’an Zhongtai Jinqiao Business Management Co., Ltd. (“Zhongtai Jinqiao”)	96.67% owned by Zhiqiang Han and 3.33% owned by Jing Ma. Effective February 2018, 96.67% owned by Zhiwei Han and 3.33% owned by Xianying Meng
Tai’an Jinqiaocheng Business Management Co., Ltd. (“Jinqiaocheng”)	24% owned by Qiangzhi Han, 16% owned by Jing Ma and 60% owned by Zhongtai Jinqiao. Effective March 2018, 40% owned by Zhiqiang Han and 60% owned by Shandong Zhongtai Jinqiao
Tai’an Haima High-Tech Business Incubation Co., Ltd. (“Haima”)	51% owned by Jing Ma and 49% owned by Zhongtai Jinqiao. Effective June 2018, 99.5% owned by Jing Ma and 0.5% owned by Xianying Meng
Shandong Tony Fun Commercial Co., Ltd. (“Shandong Tony Fun”)	95% owned by Zhiwei Han, a full brother of Zhiqiang Han. Effective September 2018, 100% owned by third parties
Tai’an Chuangcheng Business Service Co., Ltd. (“Tai’an Chuangcheng”)	50% owned by Zhiwei Han, a full brother of Zhiqiang Han
Shandong Haoke Industrial Co., Ltd. (“Shandong Haoke”)	Controlled by Zhiwei Han, a full brother of Zhiqiang Han
Tai’an Yatiao Lifestyle Furnishing Co., Ltd. (“Yatiao”)	51% owned by Chunying Qu, a cousin of Jing Ma

i) Revenues from related parties and tenants receivable from related parties

The Company provides commercial property lease, property management and operating management services to Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng. For the six months ended June 30, 2018 and 2017, the Company generated related party revenues from Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng in a total amount of $211,976 and $246,397, respectively. Corresponding net tenants receivable from Tai’an Kuwang, Haima, Shandong Tony Fun, and Xianying Meng totally amounted to $302,724 and $119,104 as of June 30, 2018 and December 31, 2017, respectively. As of June 30, 2018 and 2017, net revenues from related parties and tenants receivable from related parties, consisted of the following:

	June 30, 2018	June 30, 2017
Tai’an Kuwang	$95,462	$121,010
Haima	13,137	10,827
Shandong Tony Fun	101,476	111,449
Xianying Meng	1,901	3,111
Total revenues - related parties	$211,976	$246,397

	June 30, 2018	December 31, 2017
Tai’an Kuwang	$198,770	$106,201
Haima	10,444	-
Shandong Tony Fun	86,568	-
Xianying Meng	6,942	12,903
Total tenants receivable from related parties	$302,724	$119,104

On June 28, 2018, the Company entered into a business management services agreement with Shandong Haoke, pursuant to which the Company was entrusted to manage Shandong Haoke’s property, a shopping center with a four floor, a total area of 159,026 square feet (14,779.37 square meters), located at 96 Jinjing Avenue, Zhangdian District, Zibo City. The service agreement term starts from July 1, 2018 to June 30, 2028. The management service fee for the first three years is RMB 0.2 per day per square meter charging for the leased area. The management service fee for the second three years will be RMB 0.4 per day per square meter charging for the leased area. The management service fee for the remaining four years will be RMB 0.6 per day per square meter charging for the leased area. In addition to the management service fee, the Company also obtains annual bonus of 20% of net income of the shopping center.

(ii) Due from related parties

The balance due from related parties represents non-secured short-term loans to the related parties, which bear no interest and were due on demand. As of June 30, 2018 and December 31, 2017, due from related parties totaled $224,972 and $0, respectively, as follows:

Related Party	June 30, 2018	December 31, 2017
Tai’an Kuwang	$18	$-
Haima	2,673	-
Jingqiaocheng	617
Jing Ma	78,638	-
Shangdong Haoke	143,026	-
Total due from related parties	$224,972	$-

 As of the date of the filing, all the balance of due from related party have been collected in full.

(iii) Due to related parties

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expenses and capital additions paid by on behalf of the Company as well as loans the Company obtained from related parties. The balances owed to the related parties are unsecured, non-interest bearing and payable on demand except for a loan in the amount of RMB20,000,000 (approximately $2,959,893) from Zhongtai Jinqiao (see detail below). As of June 30, 2018 and December 31, 2017, due to related parties totaled $3,468,879 and $3,231,217, respectively, as follows:

Related Party	June 30, 2018	December 31, 2017
Tai’an Kuwang	$-	$3
Zhongtai Jinqiao	3,030,762	3,073,896
Shandong Tony Fun	23,567	-
Chuangcheng	7,859	-
Jing Ma	-	134,386
Zhiqiang Han	406,691	15,247
Shandong Haoke	-	7,685
Total due to related parties	$3,468,879	$3,231,217

On December 25, 2017, Zhongtai Jinqiao loaned RMB20,000,000 to the Company, which bears a 9.85% interest rate and is due on November 25, 2018. $153,795 interest expense was incurred and paid off during the six months ended June 30, 2018. During the six months ended June 30, 2018 and 2017, Zhongtai Jinqiao paid expenses of $14,055 and $393,559 on behalf of the Company, and the Company repaid to Zhongtai Jinqiao in the amount of $4,487 and $20,444, respectively. As of June 30, 2018 and December 31, 2017, the Company owed Zhongtai Jinqiao in a total amount of $3,030,762 and $3,073,896, respectively.

During the six months ended June 30, 2018, the Company obtained loans from Zhiqiang Han and Jing Ma in the amount of $763,985 and $3,141, respectively. And Zhiqiang Han and Jing Ma paid expenses of $10,687 and $1,553, respectively, on behalf of the Company. In addition, the Company repaid to Zhiqiang Han in the amount of $361,637 during the six months ended June 30, 2018. On April 30, 2018, the Company reached a debt forgiveness agreement with Zhiqiang Han and Jing Ma, pursuant to which Zhiqiang Han and Jing Ma agreed to forgive the debt of RMB99,200 (approximately $15,670) and RMB874,368 (approximately $138,118), respectively. The Company considered the forgiveness as contributions to capital and recorded as additional paid in capital. As of June 30, 2018, the Company owed Zhiqiang Han and Jing Ma in the amount of $406,691 and $0, respectively.

During the six months ended June 30, 2017, the Company did not obtain any loan from Zhiqiang Han and Jing Ma. Zhiqiang Han and Jing Ma paid expenses of $0 and $265 on behalf of the Company. The Company repaid to Zhiqiang Han and Jing Ma in the amount of $0 and $132,160 during the six months ended June 30, 2017.

(iv) Advance from tenants - related parties

As of June 30, 2018 and December 31, 2017, advance from tenants - related parties amounted $0 and $40,489, respectively, as follows:

Related Party	June 30, 2018	December 31, 2017
Haima	$-	$702
Shandong Tony Fun	-	39,787
Total advanced from tenants - related parties	$-	$40,489

Note 8 - INCOME TAX

British Virgin Islands (“BVI”)

Under the current laws of BVI, Tony Fun is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

The Company’s subsidiary, Glory Han, is incorporated in Hong Kong and has no operating profit or tax liabilities during the period. Glory Han is subject to tax at 16.5% on the assessable profits arising in or derived from Hong Kong.

PRC

The Company’s subsidiaries registered in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

The effective tax rate is 0% for the six months periods ended June 30, 2018 and 2017.

For the six months ended June 30, 2018 and 2017, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. For the six months ended June 30, 2018 and 2017, the Company had $1,593,568 and $1,548,741 of net operating losses, respectively. The net operating loss carry forwards, if not utilized, will begin to expire in 2022.

Components of the Company’s net deferred tax assets are set forth below:

	June 30, 2018	December 31, 2017
Deferred tax assets:
Net operating loss carry-forwards	$1,853,256	$1,528,280
Temporary difference	39,690	91,308
Total of deferred tax assets	1,892,946	1,619,588
Less: valuation allowance	(1,892,946)	(1,619,588)
Net deferred assets	$-	$-

Note 9 - STOCKHOLDERS’ EQUITY

On January 10, 2018, the Company issued 8,500,000 ordinary shares at $0.001 per share to Zhiqiang Han, with cash proceeds of $8,500 received as of the date of the filing.

On May 22, 2018, the Company also issued 6,000,000 ordinary shares at $0.13 per share to nine individuals, with cash proceeds of $780,014 received as of the date of the filing.

During the six months ended June 30, 2018, the additional paid-in capital was increased by RMB973,568 ($153,788) as a result of forgiveness in related party loans (also see Note 7).

Note 10 - SEGMENT INFORMATION

For the six months ended June 30, 2018 and 2017, the Company operated in two reportable business segments: (1) leasing segment, consisting of leasing space to the tenants, providing property management service to tenants, recoveries from tenants and others, (2) operating management segment, providing operating management service to tenants, such as the retail-aimed training and the incubation-training program. Our reportable segments are strategic business units that offer different services and are managed separately based on the fundamental differences in their operations. All of our operations are conducted in the PRC.

Information with respect to these reportable business segments for the six months ended June 30, 2018 and 2017 was as follows:

	For the Six Months Ended June 30,
	2018	2017
Revenues:
Leasing	$901,576	$764,995
Operating management	133,381	78,870
Total revenues	1,034,957	843,865

Cost of revenues:
Leasing	$1,383,670	$1,476,734
Operating management	60,452	32,036
	1,444,122	1,508,770

Depreciation and amortization:
Leasing	$409,132	$391,328
Operating management	41,328	24,370
	450,460	415,698
Net loss:
Leasing	$(1,581,753)	$(1,499,207)
Operating management	(11,815)	(49,534)
	(1,593,568)	(1,548,741)

The Company does not allocate any selling, general and administrative expenses, other expenses to its reportable segments because these activities are managed at a corporate level. Therefore, the Company has not disclosed these expenses for each reportable segment.

	June 30, 2018	December 31, 2017
Identifiable long-lived assets, net:
Leasing	$5,787,177	$6,227,176
Operating management	268,309	137,140
Total	6,055,486	6,364,316

At June 30, 2018 and December 31, 2017, all remaining identifiable long-lived tangible assets belong to the Company’s operations are located in China.

The revenues generated from different revenue streams were set forth as following:

	For the Six Months Ended June 30,
	2018	2017

Rental	$600,961	$466,495
Property management service	182,187	174,619
Recoveries from tenants and others	118,428	123,881
Operating management	133,381	78,870
Total revenues	1,034,957	843,865

Note 11 - COMMITMENTS AND CONTINGENCIES

Lease agreement for Dongqili Commercial Building of Baosheng Plaza

On June 28, 2013, the Company entered into a lease agreement with Neighborhood Committee of Dongqili Community, Caiyuan Street, Taishan District, Tai’an City to lease a four-floor commercial building, a total of 257,275 square feet including a rent free underground parking space of 50,343 square feet, located at the “commercial building in Dongqili Community of Baosheng Plaza” in Taishan District, Tai’an City, PRC. According the lease agreement, the lease starts from August 1, 2016 with a term of 20 years. On August 7, 2015, the Company took possession of the physical use of the property. The annual rent is RMB2,105,098 (approximately $312,000) for each year from August 1, 2016 to July 31, 2018; RMB2,455,948 (approximately $363,000) for each year from August 1, 2018 to July 31, 2020; RMB4,093,246 (approximately $606,000) for each year from August 1, 2020 to July 31, 2021; RMB4,911,896 (approximately $727,000) for each year from August 1, 2021 to July 31, 2024; RMB5,613,595 (approximately $831,000) for each year from August 1, 2024 to July 31, 2028; RMB6,315,294 (approximately $935,000) for each year from August 1, 2028 to July 31, 2032; and RMB7,016,994 (approximately $1,038,000) for each year from August 1, 2032 to July 31, 2036.

Lease agreement for Xiqili Commercial Building of Baosheng Plaza

On June 25, 2014, the Company entered into a lease agreement with Neighborhood Committee of Xiqili Community, Caiyuan Street, Taishan District, Tai’an City to lease a four-floor commercial building, a total of 269,109 square feet including a rent free underground parking space of 53,830 square feet, located at the “commercial building in Xiqili Community of Baosheng Plaza” in Taishan District, Tai’an City, PRC. According the lease agreement, the lease starts from August 1, 2016 with a term of 20 years. On August 7, 2015, the Company took possession of the physical use of the property. The annual rent is RMB2,555,000 (approximately $378,000) for each year from August 1, 2016 to July 31, 2020; RMB3,406,667 (approximately $504,000) for each year from August 1, 2020 to July 31, 2021; RMB5,110,000 (approximately $756,000) for each year from August 1, 2021 to July 31, 2024; RMB5,840,000 (approximately $864,000) for each year from August 1, 2024 to July 31, 2028; RMB6,570,000 (approximately $972,000) for each year from August 1, 2028 to July 31, 2032; and RMB7,300,000 (approximately $1,080,000) for each year from August 1, 2032 to July 31, 2036.

Other operating leases

On September 30, 2014, the Company entered into a lease with Neighborhood Committee of Dongqili Community, Caiyuan Street, Taishan District, Tai’an City for 7,535 square feet office space. The lease term is from January 1, 2015 to December 31, 2034. The lease agreement includes three months’ rent holiday from September 30, 2014 to December 31, 2014. Pursuant to the office lease agreement, the annual rent for the first 10 years is RMB 50,400 (approximately $7,500), and the annual rent for the second 10 years will be RMB 75,600 (approximately $11,200). The rent payment should be paid annually in advance.

On September 30, 2015, the Company entered into another lease with Neighborhood Committee of Dongqili Community, Caiyuan Street, Taishan District, Tai’an City for 2,828 square feet office space. The lease term is from October 1, 2015 to December 31, 2034. Pursuant to the office lease agreement, the annual rent for the term from October 1, 2015 to December 31, 2024 is RMB 18,919 (approximately $2,800), and the annual rent for the term from January 1, 2025 to December 31, 2034 will be RMB 28,379 (approximately $4,200). The rent payment should be paid annually in advance.

On January 8, 2018, the Company entered into a lease agreement for Beijing Tony Fun’s office space. The lease term is 12 months from February 4, 2018 to March 3, 2019, with one month’s rent holiday for the last month. The monthly rent is RMB52,000 (approximately $8,200). The rent payment should be paid monthly in advance.

On January 12, 2018, the Company entered into a lease agreement for Beijing Tong Fun’s dormitory. The lease term is 24 months from January 20, 2018 to January 19, 2020. The monthly rent is RMB15,500 (approximately $2,400). The rent payment should be paid quarterly in advance.

On November 13, 2017, the Company entered into a lease agreement for Zibo Tong Fun’s dormitory. The lease term is 12 months from November 14, 2017 to November 13, 2018. The monthly rent is RMB3,500 (approximately $550). The rent payment should be paid quarterly, at least 15 days prior to each quarter.

On April 16, 2018, the Company entered into another lease agreement for Zibo Tong Fun’s dormitory. The lease term is 6 months from April 16, 2018 to October 15, 2018. The total rent payment of RMB19,200 (approximately $3,000) was paid off on April 16, 2018.

Total rental expense for the six months ended June 30, 2018 and 2017 was $855,716 and $739,472, respectively.

Note 12 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

Tenants

For the six months ended June 30, 2018 and 2017, tenants accounting for 10% or more of the Company’s revenues were as follows:

	For the Six Months Ended June 30,
Customers	2018	2017
Tai’an Kuwang (i)	*	14%
Shandong Tony Fun (ii)	10%	12%

(i)	Tai’an Kuwang is a related party
(ii)	Shandong Tony Fun is a related party
*	Less than 10%

As of June 30, 2018, Tai’an Kuwang, Shandong Tony Fun and tenant A accounted for 49%, 22%, and 20% of the Company’s total current outstanding tenants receivable, respectively.

As of December 31, 2017, Tai’an Kuwang, tenant A and tenant B accounted for 60%, 15%, and 11% of the Company’s total current outstanding tenants receivable, respectively.

Suppliers

For the six months ended June 30, 2018 and 2017, suppliers accounting for 10% or more of the Company’s leases expenses were as follows:

	For the Six Months Ended June 30,
Suppliers	2018	2017
Neighborhood Committee of Dongqili Community	46%	49%
Neighborhood Committee of Xiqili Community	47%	51%

As of June 30, 2018, Neighborhood Committee of Xiqili Community, Neighborhood Committee of Dongqili Community, and supplier A accounted for 25%, 23% and 19% of the Company’s total current and noncurrent outstanding accounts payable, respectively.

As of December 31, 2017, Neighborhood Committee of Xiqili Community, Neighborhood Committee of Dongqili Community, supplier A and supplier B accounted for 25%, 22%, 13% and 21% of the Company’s total current and noncurrent outstanding accounts payable, respectively.

Note 13 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission. Based on our evaluation, no other event has occurred requiring adjustment or disclosure to the accompanying unaudited condensed consolidated financial statements, except as follows:

On June 28, 2018, the Company entered into a business management services agreement with Shandong Haoke, pursuant to which the Company was entrusted to manage Shandong Haoke’s property, a shopping center with a four floor, a total area of 159,026 square feet (14,779.37 square meters), located at 96 Jinjing Avenue, Zhangdian District, Zibo City. The service agreement term starts from July 1, 2018 to June 30, 2028. The management service fee for the first three years is RMB 0.2 per day per square meter charging for the leased area. The management service fee for the second three years will be RMB 0.4 per day per square meter charging for the leased area. The management service fee for the remaining four years will be RMB 0.6 per day per square meter charging for the leased area. In addition to the management service fee, the Company also obtains annual bonus of 20% of net income of the shopping center.

On October 26, 2018, the Company entered into a business management services with Shandong Kunshuo Investments limited, pursuant to which the Company was entrusted to manage Top Brand No.1 Street, an underground two floors shopping center, a total area of 121,427 square feet (11,285 square meters), located in the center of the business district of Jinan city, the capital city of Shandong province. The service agreement term starts from November 16, 2018 to November 15, 2033. The management service fee is RMB 0.8 per day per square meter charging for the leased area. In addition to the management service fee, the Company’s revenues also included commission of developing new tenant and other income for other service providing during the term.

TONY FUN, INC.

1,000,000

Common Shares

Prospectus

Until ______, 2019 (25 days after commencement of our initial public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.            Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.            Recent Sales of Unregistered Securities

In the past three years, we issued 14,510,000 shares issued to pre-IPO investors. These shares were issued in the aggregate to 18 shareholders upon the reorganization of our Company, in transactions that were not required to be registered under the Securities Act of 1933. All issuances were of common shares to these shareholders and were deemed to be exempt under the Securities Act by virtue of Section 4(a)(2) thereof as transactions not involving any public offering and Regulation S, Rules 901 and 903. In addition, the issuance of 14,510,000 shares were deemed not to fall within Section 5 under the Securities Act and to be further exempt under Rule 901 and 903 of Regulation S by virtue of being issuances of securities by non-U.S. companies to non-U.S. citizens or residents, conducted outside the United States and not using any element of interstate commerce.

	Date of Issue	No. of Common Shares	Consideration	Securities Registration Exemption

Tony Fun Shareholders	May 22, 2018	6,000,000	$780,000	Securities Act Section 4(a)(2) and Regulation S, Rules 901 and 903.

Tony Fun Shareholders	January 10, 2018	8,500,000	$8,500	Securities Act Section 4(a)(2) and Regulation S, Rules 901 and 903.

Incorporator of Tony Fun	January 10, 2018	10,000	$10	Securities Act Section 4(a)(2) and Regulation S, Rules 901 and 903.

Item 8.            Exhibits and Financial Statement Schedules

(a)	Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit

1.1	Form of Underwriting Agreement (*)

2.1	Translation of March 15, 2018 Equity Transfer Agreement by and between Jing Ma and Zhiqiang Han (Tai’an Tony Fun Shopping Mall Co., Ltd.)

2.2	Translation of March April 8, 2018 Equity Transfer Agreement by and between Zhiqiang Han and Beijing Tony Fun Investment Consulting Co., Ltd. (Tai’an Tony Fun Shopping Mall Co., Ltd.)

2.3	Translation of March 16, 2018 Equity Transfer Agreement by and between Jing Ma and Shanghai Tony Fun Brand Management Co., Ltd. (Beijing Tony Fun Investment Consulting Co., Ltd.)

2.4	Translation of April 3, 2018 Equity Transfer Agreement by and between Zhiqiang Han and Shanghai Tony Fun Brand Management Co., Ltd. (Beijing Tony Fun Investment Consulting Co., Ltd.)

3.1	Memorandum and Articles of Association

4.1	Specimen Common Share Certificate (*)

5.1	Opinion of Haneberg Hurlbert PLC (*)

5.2	Opinion of GFE Law Office (*)

8.1	Opinion of Haneberg Hurlbert PLC with respect to U.S. tax matters (*)

8.2	Opinion of GFE law Office as to PRC tax matters (*)

10.1	Lease Agreement for Tony Fun Shopping Mall with Xiqili Community

10.2	Supplementary Lease Agreement for Tony Fun Shopping Mall with Xiqili Community

10.3	Lease Agreement for Tony Fun Shopping Mall with Dongqili Community

10.4	Supplementary Lease Agreement for Tony Fun Shopping Mall with Dongqili Community

10.5	Translation of Form Lease Agreement with Non-catering Tenants

10.6	Translation of Form Lease Agreement with Catering Tenants

10.7	Translation of Employment Agreement with Zhiqiang Han

10.8	Translation of Employment Agreement with Guizhuang Song

10.9	Indemnification Escrow Agreement (*)

10.10	Entrusted management contract with Shandong Kunshuo Investment Co., Ltd.

10.11	Entrusted management contract with Shandong Haoke Industrial Co., Ltd.

21.1	List of Subsidiaries of the Registrant (*)

23.1	Consent of MaloneBailey LLP

23.2	Consent of Haneberg Hurlbert PLC. (included in Exhibit 5.1) (*)

23.3	Consent of Haneberg Hurlbert PLC (included in Exhibit 8.1) (*)

23.4	Consent of GFE Law Office (included in Exhibit 5.2) (*)

23.5	Consent of GFE Law Office (included in Exhibit 8.2) (*)

24.1	Power of Attorney (included on signature page to the registration statement)

99.1	Code of Business Conduct and Ethics (*)

(*)	To be filed by amendment.

(b) Financial Statement Schedules

None.

Item 9.         Undertakings

The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)	Paragraphs (a)((i) and (a)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B)	Paragraphs (a)(i), (a)(ii) and (a)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C)	Provided further, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(b)       That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)       If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(e)       That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)        To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(g)       That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(h)       That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(i)       That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tai’an, People’s Republic of China, on    , 2018.

TONY FUN, INC.

By:
Name:	Zhiqiang Han
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	, 2018

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Zhiqiang Han as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Chief Executive Officer and Director
Zhiqiang Han	(Principal Executive Officer)	, 2018

Chief Financial Officer
Guizhaung Song	(Principal Accounting and Financial Officer)	, 2018

Zengli Guo	Director	, 2018

Chunmiao Huang	Director	, 2018

Hong’en Kang	Director	, 2018

Zhenyu Wang	Director	, 2018

Guofu Zhang	Director	, 2018

Mingxi Zhao	Director	, 2018

	Authorized Representative in the U.S.	, 2018

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